                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

Following is the text of the fall/winter 2001/2002 isuue of Inform, a Compaq newsmagazine, which was distributed by Compaq to customers and employees on October 10, 2001:

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

INFORM NO. 35                                              FALL/WINTER 2001/2002


COMPAQ'S NEWSMAGAZINE FOR IT SOLUTIONS                       compaq.com/inform

HEWLETT-PACKARD AND COMPAQ ANNOUNCE PLANS TO MERGE, PG. 4

Wireless: Making it Real, pg. 49

Inside:
> Computing on demand: you decide how much you need and when, pg. 19
> Compaq/Intel agreement: the best industry-standard computing now for enterprise servers, pg. 78
> Entertainment is serious business, pg. 26
> Things you can do with an iPAQ Pocket PC, pg. 56
> Take business velocity to the next level with ENSA-2 storage utility, pg. 101

Special Commemoration, pg. 3

[PAGES 1-2] INSIDE

COMMEMORATION
3 We stand united and committed The Compaq family lost some of its own on September 11, 2001, just as many others did across the nation and the world.
COVER STORY
4        Hewlett-Packard and Compaq plan to merge
         Compaq Chairman and CEO Michael Capellas discusses the proposed merger with Hewlett-Packard, why it makes sense and what's in it for you. Giving customers a plan for superior value is what it's all about.
FEATURES
19       Computing on demand
         Compaq's "pay as you go" solutions help simplify IT acquisition and management. The ultimate in high-value, low-risk computing.
49       Making wireless real
         It's cool stuff, but what's the ROI? Six steps to creating a wireless strategy. Plus, sign up for the "Art of the Possible" workshop.
62       Experience the power
         Compaq introduces the ProLiant DL590/64-the first in a revolutionary new line of Intel-Registered Trademark- Itanium-TM--based servers poised to redefine industry standards, business boundaries and enterprise potential. Plus, learn how to solve real-world challenges with the TaskSmart family of intelligent appliance servers.
101      Enhancing ENSA
         Building on the proven foundation of its extraordinarily successful predecessor, ENSA-2 provides a roadmap for businesses intent on using superior networked storage infrastructure. See how you can increase your business velocity.
SPECIAL
78       Next generation 64-bit servers
         Compaq and Intel announce plans to accelerate the pace of computing. Read about the agreement that supports transitioning Compaq's entire enterprise server family to future 64-bit Itanium architecture, offering customers a compelling roadmap to future server technology.
plus
56       What else can you do with a Pocket PC?
         Quite a bit-from managing customer data, to fighting fires, to navigating highways and more, the Compaq iPAQ Pocket PC does it all.
DEPARTMENTS
7        sponsorships
8        did you know
         Compaq leading in emerging markets - DAN has the answers - Compaq No.1 in worldwide servers
10       global presence
12       behind the firewall
13       cool stuff
14       customer satisfaction
15       Media watch
         Awards from Oracle, USPS, Data Warehouse Institute - Presario PCs - ProLiant 8500, ML530,

         ML370 - iPAQ Pocket PC
41       column
         "Big Brother is watching"
110      directions
         PC of the future
INDUSTRY
26, 87   entertainment
30       telecom
36       retail
37       government
38       energy/utilities
42       healthcare
44       education
48, 100  finance
60       small, medium business
116      service providers
PARTNERS
96       BEA, Attunity, IONA
120      B2E Solutions
RESOURCES
86, 112  programs
111      events
122      index
PRODUCTS, SERVICES AND SOLUTIONS
22       enterprise solutions
         Security services - Management services - Dow Chemical Company
56       internet devices
         New application for iPAQ Pocket PC - New iPAQ products and services
62       proliant
         DL590/64 Itanium-based server - Two-way servers: ML370, DL380 - TaskSmart Series - QuickBlade servers - Insight Management Suite of tools
74       windows
         Windows XP - Lessons learned from Windows 2000 migration - High availability Microsoft - .NET enterprise servers
84       alpha
         First 1GHz 64-bit processor systems - ES45 - DS10 - Upgrades/offers - TVB.com
88       unix
         Compaq achieves No.1 RAS ranking - Tru64 UNIX enhancements - Oracle 9i Real Application Clusters - PurchasePro
92       linux
         New initiatives - Linux/Tru64 UNIX Affinity Program - Solution for SMBs
94       openvms
         E-business solutions
98       zle
         Services, partnerships - Analysts recommend Compaq
100      himalaya
         Atalla A9000 security processors - NonStop Himalaya primer
101      storage
         ENSA-2 - SAN solutions for Children's Medical Center and National Traveler's Life - Analysts show Compaq is top storage vendor - EMA16000, HSG80 - Increased SAN support and services
107      mobile, desktop
         New MP1410 and MP2810 microportable projectors - Notebook quality - Evo, Presario products -
         - Access on Demand

Compaq believes the information in this publication is accurate as of its publication date; such information is subject to change without notice.
Compaq is not responsible for any inadvertent errors. Compaq conducts its business in a manner that conserves the environment and protects the safety and health of its employees, customers, and the community. Compaq, the Compaq Logo, ACMS, ActiveAnswers, AlphaServer, Armada, Atalla, Compaq Insight Manager, Deskpro, Evo, Himalaya, iPAQ, iPAQnet, NonStop, OpenVMS, Presario, ProLiant, SANworks, SmartStart, StorageWorks, TruCluster and Tru64 are trademarks of Compaq Information Technologies Group, L.P. Microsoft, Hotmail, MSN, Outlook, PowerPoint, Windows, Windows 2000, Windows NT are registered trademarks or trademarks of Microsoft Corporation. Compaq PCs use genuine Microsoft Windows. www.microsoft.com/piracy/howtotell. UNIX is a trademark of The Open Group. Celeron, Itanium, Pentium, Xeon are registered trademarks or trademarks of Intel Corporation. All other product names mentioned herein may be trademarks or registered trademarks of their respective companies. Printed in U.S.A.

15AP-1001A-USEN

[PAGE 3]

WE STAND UNITED AND COMMITTED
Some of our own...
September 11, 2001 was a dark day for America and for all nations that value freedom and honor the sanctity of human life. The heart-rending images from New York City and Washington, D.C. left us all with feelings of numbness and overwhelming sadness. Watching events unfold on television, hundreds and thousands of miles removed from these sites of incomprehensible devastation and loss of life, it sometimes seemed unreal. But it was real-not only to the nation and the world, but to the Compaq family.

Five of our valued colleagues lost their lives in New York City:
         Jeff Coombs                Abington, Massachusetts
         Elaine Greenberg           New York City, New York
         Susan Huie                 Fairlawn, New Jersey
         Brian Magee                Floral Park, New York
         Barbara Shaw               Morristown, New Jersey

In response to the crisis situations resulting from the September 11 tragedies, Compaq is committed to providing priority technical support to those customers with IT emergencies. Our Global Services established a North American Services Command Center that provides a focal point for all communications for our customers.
The number is 1-800-OK-Compaq, Option #7.

[PAGES 4-5] IN TOUCH

A PLAN FOR SUPERIOR CUSTOMER VALUE

Dear Customer,
You've heard and read a lot by now about the proposed merger of Compaq and Hewlett-Packard. I know you have a lot of questions about what it means for you and your relationship with Compaq. I want to describe the merger to you, why it makes sense and what's in it for you.

First, I want to thank you for your business and to pledge to continue to provide you with the best technology, the best services and the best support. You can buy with confidence from Compaq because the commitments we make to you today will be honored. We don't know any other way to do business.

At the end of the day, this merger is not about Wall Street or market share. It's not about size. It's about one thing: you, our customers. Carly Fiorina, HP's chairman and CEO, and I pursued this merger because we believe it enables us to do even more for you-to take the best of both companies and create superior customer value. I am confident that the new HP will do that better than any other company in our industry-for large enterprises, small and medium businesses and consumers.

I've met with hundreds of customers since the beginning of the year, and I hear several consistent messages. You want fewer partners. You want an IT partner who can reduce complexity and the number of moving parts. You want someone who can put all the pieces together and let you focus on meeting the needs of your customers. You want someone who delivers creative new approaches for getting the most value and flexibility out of your IT investments.

At Compaq, our vision is to be the leading IT solutions provider. We have already established ourselves as an industry leader in product innovation and global delivery. More recently, we have moved aggressively to build on our considerable strengths in global services and to expand our solutions capabilities. Our strategy has not changed, but our ability to deliver on that strategy-and to meet and exceed your needs-will be greater than ever in the new company.

Carly and I learned very quickly that Compaq and HP share a common vision of the industry, a common commitment to innovation and a common commitment to customer success. By combining our two companies, we will deliver a new cost and value model for the enterprise-a model grounded in our commitment to open, market-unifying standards. We will extend the value of our solutions with services and software. And we will drive useful innovation with the rich intellectual property portfolio-and the significant R&D investments-of both companies.

By marrying HP's "Invent" and Compaq's "Inspiration Technology," we will build a true innovation machine. We will define the technologies and solutions that transform your business and personal experiences-from fault-tolerant servers at the high end, to powerful data center servers, to industry-standard servers delivering content and Web services at the edge of the network. We will continue to be a leader in enterprise networked storage. We will drive a new generation of innovative access devices and increasingly intelligent printing and imaging systems. And, we will provide the services to plan, design, implement and manage the whole complex.

Both companies are also skilled at partnering. The combined company will be the largest partner by far of Intel, Microsoft, Oracle, SAP and many others. No company will have more support from independent software vendors. And we will be in an even better position to leverage the best of the industry for your benefit.

It all adds up to world-class innovation and quality, the broadest range of products and services, comprehensive solutions, the best understanding of customer challenges, and increased sales coverage and support. It also adds up to a company with the financial strength and stability to deal with the most challenging markets.

We do not underestimate the task of combining two large companies. But we have already developed a comprehensive integration plan, and we will do even more detailed planning in the months ahead. Our goal is to make the integration process as seamless as possible for you.

In the meantime, Compaq will continue to focus on our mission: to deliver superior customer value through innovative products, integrated into solutions and delivered globally. Our promise to you is that we will work harder than ever to help you compete and win in a challenging environment. Nothing is more important to us than your success.

I know that many of your questions involve individual products and services. I encourage you to visit our Merger Update site on compaq.com, where you will find additional information on the merger and a list of frequently asked questions from customers. You can find this site at compaq.com/inside/merger/index.html.

I am genuinely excited about the potential of the new HP. It will be a great company with an unwavering commitment to invention and innovation, and an enduring commitment to meet and exceed your needs. We look forward to the opportunity to demonstrate why Compaq today and the new HP tomorrow should be your IT partner of choice.


          Sincerely,

          Michael Capellas
          Chairman and CEO
          Compaq Computer Corporation

The commitments we make to you today will be honored.
We will work harder than ever to help you compete and win.
This merger will take the best of both companies and create superior customer value.
-Michael Capellas

inform - Fall/Winter 2001/2002 Compaq Computer Corporation

CONTINUING SUPPORT FOR OUR CUSTOMERS
> To ensure that our customers' present and ongoing IT business needs are met, Compaq will provide customers with Continuity Planning to specifically address hardware and software compatibility and system performance tailored to each product line.

[PAGE 6]

MORE ABOUT THE PROPOSED HEWLETT-PACKARD AND COMPAQ MERGER. . .
Forward looking statement
This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

Additional information about the merger and where to find It
HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.
In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston,
Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.
HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available. Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

inform
Compaq's Newsmagazine for IT Solutions
No. 35 FALL/WINTER 2001/2002
Published by: Compaq Computer Corporation
Publication Director: Joan Kerr
Production Assistant: Connie Russell
Copy Editors: Dan Hall, Jim Colosi, Ava Keenan
Circulation Manager: Byron Zanella
Web Consultant: GEX, Inc., www.gexinc.com
Writers: Paul Babb, Chuck Boyer, Marilyn Chalmers, Randall Conrad, John Cotter, Caroline B. De Binder, Joe D'Eramo, Alan Earls, Melissa Elicker, Andy Gibbs, Wayland Hancock, Mary Hoffmann, Janice Hughes, Ava Keenan, Christine Macfarlane, Candy MacMillen, Linda Musthaler, Susan Saccoccia, Steve Taylor, Susan Twombly, Beverly Welber
Custom Publisher: ONeil Communications, Inc. Tyngsboro, Massachusetts
Project Manager: Nancy O'Connell
Art Director: Mikaela Pentedemos
Designers: Gretchen Bond-Quinn, Leslie Bunnell, Stephanie Lindsey, Kristi Lowell, Jason Mayeu
U.S. Advertising Sales: (781) 453-9001
brianbeecher@mediaone.net
Please address all subscription mail and editorial comments to:

inform Newsmagazine
Compaq Computer Corporation
110 Spit Brook Road
MS ZKO2-3/L30
Nashua, NH, 03062-2698
inform@compaq.com
You can also subscribe at: www.compaq.com/inform/issues/sb.html
Web access: www.compaq.com/inform
How to order:
For customer support and information about Compaq and its products or for reseller locations, call 800-AT-COMPAQ (800-282-6672) in the U.S. and reference code NYA regarding offers/products in this issue, Monday-Friday, 8:00 a.m. to 8:00 p.m., ET. Also visit: www.compaq.com/products
Prices, offers and programs are valid in the U.S. only. Non-U.S. customers: call your local Compaq sales office or country distributor for details.
About Compaq:
Founded in 1982, Compaq Computer Corporation is a leading global provider of technology and solutions. Compaq designs, develops, manufactures and markets hardware, software, solutions and services, including industry-leading enterprise computing solutions, fault-tolerant business-critical solutions, communications products, desktop and portable personal computers that are sold in more than 200 countries. Information on Compaq and its products and services is available at: www.compaq.com

[PAGE 7] SPONSORSHIPS


JOIN COMPAQ IN CONNECTING SCHOOLS WITH TECHNOLOGY
With techs4schools online program

UNITING EXPERTS AND EDUCATORS
There's a new way to break down barriers of distance, open communications in the classroom and improve the use of technology in schools nationwide: techs4schools, a free Internet-based program developed by TECH CORPS and sponsored by Compaq, links K-12 school technology personnel with IT expert volunteers across the United States, making it possible for schools to solve hard-to-answer questions about networks, hardware, software and the Internet in a snap.
Regardless of geography, demographics or budgets, school districts everywhere now have personalized, direct access through the Web to a large pool of first-rate technical mentoring and support. For six years, Compaq has recognized TECH CORPS' leadership and initiative and supports the national nonprofit organization through cash and technology grants as well as employee volunteers.
Through techs4schools technology, you can make a difference for school kids around the country, no matter where you are.
> Find out how you can join Compaq in supporting tech4schools when you visit: techcorps.org/techs4schools
> To learn more about access to technology throughout the United States, for all demographic groups and geographic locations, read "Falling through the Net:
Defining the Digital Divide" at: ntia.doc.gov/ntiahome/digitaldivide/index.html

REACHING OUT, THE WORLD OVER
See how Compaq helps in your neighborhood
Compaq understands what it means to give back to the community. With offices and employees the world over, Compaq works harder every day to give something back and to inspire. From blood donor days to marathons, food and clothing drives to disaster relief, Compaq and its employees get involved in community efforts nearly everywhere around the globe.
So, whether you live in Austria, Australia or America, check out what Compaq's been doing in the community at the Compaq in the Community Web site: compaq.com/corporate/community/community.html

COMPAQ HELPS FEDERAL AGENCIES MEET NEEDS OF DISABLED
Federal agencies now have an easy way to find products equipped with accessibility features for people with disabilities, including federal employees-a Web site with information describing the accessibility features of Compaq products.
Compaq is the first IT company to provide a specific Internet site with this type of information, which helps agencies meet the standards set forth in
Section 508 of the Rehabilitation Act Amendment of 1998. This federal regulation requires all electronic information technology purchased by the federal government to be accessible to employees and to the general public.
Compaq created the Accessibility Program Office earlier this year to address the computing needs of persons with disabilities. To gain insight for future products, Compaq conducts human-factors research with many organizations, such as Lighthouse for the Blind.
Compaq and Microsoft are also partnering to improve the accessibility of information and products for people with disabilities and to reduce the time-to-market for Assistive Technology products. Consulting with the Assistive Technology Industry Association (ATIA), the companies are working to improve the compatibility and interoperability of assistive technology products that work with today's desktops, notebooks, KIOSKs and next-generation Pocket PCs, as well as future products.
> Visit: compaq.com/accessibility

[PAGES 8-9]

DID YOU KNOW...?

LEADING IN EMERGING MARKETS
According to published reports, Compaq is now-or is forecasted to soon be-the market leader in four emerging sectors. The sectors include high-performance technical computing (cited in IDC's High Performance Technical Computing QView Report), SAN deployments, (Gartner Dataquest), Linux unit shipments and revenue (IDC Linux Market Review), and handheld revenue (Gartner Dataquest).

Smart handheld market sized at $26B by 2004
Shipments of smart handheld devices are on a steep upward climb, according to a new study from IDC, which forecasts that the worldwide market will grow from
12.9 million units in 2000 to more than 63.4 million by 2004, creating an opportunity worth more than US$26 billion.

Hyper-dense servers could arrive soon
Compaq is a leader in the sale of servers that measure a bare 1.75 inches in thickness (1U). On the near horizon, though, are even more densely packed devices. Mary McDowell, vice president and general manager, Industry Standard Server Group, calls the new design "Hyper-dense." Compaq's QuickBlade architecture, utilizing Intel's ULV processors, will deliver full ECC (error-correcting code) memory protection, memory expansion, server-class I/O and full support for the X86 instruction set. Compaq and Intel say they are also working toward enabling dual-processor capabilities in the QuickBlade architecture.

ProLiant servers set benchmarks
As a testimony to its software's scalability, PeopleSoft, Inc. of Pleasanton, California, announced that, in a recent benchmark test using Compaq ProLiant servers, PeopleSoft 8 CRM software handled the equivalent of 160,000 transactions by 30,000 concurrent users. That rate is 50% higher than the product's previous mark.

Compaq No. 1 in Intel-based server
A recent Giga Information Group report ranked Compaq as the top vendor of Intel-based servers. Giga said Compaq's early support of Microsoft Windows NT, strong relationships with Intel and Microsoft and its wide array of support services were key factors in clinching the lead position. Furthermore, Giga noted, "Compaq offers the best-of-breed, NT-based free hardware management software (Compaq Insight Manager)."

COMPAQ RETAINS LEAD IN WORLDWIDE SERVER MARKET
Compaq continues to hold its lead in the worldwide server market with a 25% market share, according to a report issued by Gartner Dataquest.
The report states that strong growth in Europe and Japan helped the worldwide server industry grow 17.6% in the first quarter of 2001, based on preliminary statistics. Worldwide server shipments reached 987,842 units in the first quarter of 2001, up from 839,821 units in the first quarter of 2000. Compaq recorded 12.3% growth over the first quarter of 2000, according to the preliminary statistics. It shipped 246,644 units in the first quarter of 2001; up from 219,689 units the first quarter of 2000.

FIRST TO MARKET WITH HEALTHCARE SYSTEM
Compaq and JJWILD, Inc. recently announced the launch of the first implementation of MEDITECH's MAGIC healthcare operating system to be certified on Microsoft's Windows 2000 and Compaq's Intel-based ProLiant servers.
The new platform offers users unprecedented flexibility in managing and growing their MAGIC platforms and enterprise storage systems. JJWILD, based in Canton, Massachusetts, is MEDITECH's preferred integrator and long-time corporate technology partner.

COMPAQ IS TOPS IN DEPLOYING SWITCHING PORTS FOR SANS
Compaq is the market leader in deploying Fibre Channel switching-product ports for storage area networks (SANs), according to a Gartner Dataquest Research Brief on 2000 Fibre Channel SAN components. Compaq accounted for 26% of the 633,000 switching ports deployed last year. The Gartner Dataquest research indicates that Fibre Channel SAN component revenue grew 157% in 2000. The research also showed that the switch overtook the hub last year in this market space.

LINUX GAINS ON WINDOWS

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Microsoft Windows still controls the server operating system market with a 41%
market share, but Linux is catching up at 27%, according to IDC's research firm, based in Framingham, Massachusetts. Linux shipments rose 24% last year, topping a 20% rise in Windows shipments.

DAN HAS THE ANSWERS
Got a question for DAN? The publisher of the best-selling "For Dummies" instruction books and Compaq have launched the Dummies Answer Network (DAN)-an online question-and-answer service powered by the Ask Jeeves infrastructure. The site will supplement the Compaq customer-support Web site. DAN will provide instant answers on a range of topics-from setting up Internet connections to creating a Web page.
Compaq's relationship with Hungry Minds, Inc.-publishers of the "For Dummies" series-began in 1999 with the release of OpenVMS and Windows NT Integration for Dummies, and also includes NeoServer Quick Setup for Dummies. Compaq distributes the publications at tradeshows and other events and via its Web sites.
"Giving our customers the capability to choose from data created by both Compaq and HMI has significantly increased the volume of relevant information available to answer these questions," said Ron Plourde, director of the Knowledge Management unit in Compaq Global Services.

COMPAQ ROARS PAST ONE MILLION SEATS FOR EXCHANGE 2000
As the first Microsoft partner to reach and exceed one million Exchange 2000 seats under contract, Compaq maintains its leadership position in providing complete Microsoft solutions. Microsoft announced Exchange 2000 Server in September 2000 as a major revision to its industry-leading e-mail server. Exchange 2000 is based on Windows 2000, and exploits the new operating system to deliver enhanced functionality, scalability and reliability.
Building on its success in deploying millions of seats for previous versions of Exchange, Compaq Global Services invested heavily to master the new server and build field expertise, an achievement that was recognized by Microsoft when it named Compaq as the only worldwide Prime Integrator for Exchange 2000. Today, the Compaq Global Services team includes more than 3,500 Microsoft Certified Engineers and 850 dedicated Exchange solution integration experts-a team that has published many new books and white papers on the topic.
Exchange implementations on the highly available and reliable Compaq ProLiant servers now exceed 55% market share across all industries. With its best-of-breed partners, Compaq can help customers extend the reach and power of Exchange with more choices in wireless solutions, unified messaging and management interfaces. Customers Lockheed Martin, Ericsson IT Services, and the government of Alberta signed up Global Services for the first wave of design and deployment projects that have passed the first million-seat marker. Compaq is the only company that can provide the complete suite of design and deployment services on a global basis together with tested server configurations for anything up to a four-node Windows 2000 Datacenter Server.

[PAGES 10-11] GLOBAL PRESENCE

DATELINE: THE WORLD
Compaq continues to demonstrate its commitment to bring the best of the information age to its customers-and citizens-all around the globe.

THE LATIN BEAT
Compaq sets Latino initiative in U.S.
Compaq recently announced a partnership with the Latin Business Association
(LBA) in Los Angeles to deliver enterprise infrastructure hardware to the largest Latino business organization in the U.S. The partnership is anticipated to promote the growth of Latino-owned businesses by bringing technology solutions to LBA members.
Compaq is providing the LBA with Compaq ProLiant servers, desktop systems and Compaq iPAQ Pocket PCs, and the LBA is recognizing Compaq as its preferred technology partner through joint marketing and promotion campaigns as well as recognition and exposure at industry events. A newly created storefront Web page on the LBA Web site offers technology discounts to members of the LBA.
> Visit: lbausa.com
As part of the initiative, Compaq is making the computing experience-from PC purchase to out-of-box usage-easier for Spanish-speaking customers in both the home and the office. This dedicated toll-free number-800-230-5752-provides automated phone menus in Spanish as well as bilingual sales representatives to assist customers in ordering a PC through the Compaq "Built for You" program. In addition, specific Spanish language links on the Compaq Web site guide customers through the process of purchasing a PC. The "Built for You" program features Compaq Presario 5000T series desktop Internet

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PCs.

Compaq Brazil leads in e-sales
According to a recent International Data Corp. (IDC) report, Compaq Brazil has recently taken the lead in computer-related product sales over the Internet in Brazil-with a 25.5% market share. The Compaq Brazil electronic store offers a wide range of products and options and has just added a virtual factory outlet that sells refurbished equipment at lower prices. Compaq's own customer poll shows that 83% of customers who bought their products over the Internet rated the experience from good to excellent.

Venezuela's information revolution
Thanks to Compaq, citizens all across Venezuela-in parish houses, public libraries, cultural associations, city halls and reading rooms-will soon have access to 80 state-of-the-art information centers. As part of a groundbreaking agreement with the Venezuelan government, Compaq is equipping each information center with a server, workstations, scanner, printers and Internet access. The goal of the centers is to promote the Internet as a learning tool, to offer access to new job and business opportunities and to foster a closer relationship between the citizens and government of Venezuela.

Sales take off in Latin America
Compaq led all other vendors in Latin American server shipments in the first quarter of 2001 with a 22.6% market share. In the same period, Compaq achieved 23.5% growth-more than double the 11.5% market average. Brazil led all the Latin American countries with an 18.7% increase in server sales from the same quarter last year. Mexico was second in the region. Brazil and Mexico accounted for 56.5% of all server shipments in the region. Argentina came in third. The server sales rankings were published recently by research firm Gartner Dataquest.

KUDOS FOR COMPAQ IN CHINA
Compaq named "Best Foreign Company" in Shanghai
The Foreign Enterprise Service Company (FESCO) of Shanghai recently selected Compaq as the "Best Foreign Company" doing business in Shanghai, China. Compaq was selected for its contribution to the Shanghai economy, its positive employee policies and its community service activities. In 2000, Compaq opened an e-commerce center, telecom solution center and trading company in Shanghai. The local Compaq offices employ 270 people. In presenting the award to Compaq, FESCO cited generous equipment donations from Compaq to the Shanghai Telecom Office as well as a program that provides onsite Chinese and western health care services to Shanghai employees.
FESCO is part of the Shanghai Municipal Bureau. More than 4,000 companies fall under the FESCO umbrella.


[PAGE 12] BEHIND THE FIREWALL

COMPAQ EMPLOYEE REACHES FOR THE SKY-LITERALLY
Angelika Sontag spends her vacations climbing the world's highest and iciest mountains.

AN INSIDE LOOK AT THE PEOPLE OF COMPAQ
Angelika Sontag began climbing with her father in the Austrian Alps when she was 12 years old. She fell in love with mountaineering, and spends much of her spare time climbing. In the winter, the Munich-based business development manager goes ski mountaineering in the Alps and keeps her climbing skills sharp in indoor facilities. In the summer, she climbs in glacial areas, and also enjoys alpine rock climbing, exploring nearby mountains on the weekends and joining expeditions throughout the world during her vacation.
Angelika has climbed Aconcagua (Argentina-6,959 meters or about 21,830 feet), Ojos del Salado (Chile-6,893 meters), Kilimanjaro (Tanzania-5,896 meters) and Imja Tse (Nepal-6,189 meters). This past June, Angelika joined a commercial climbing expedition to the Himalayan Karakorum in Pakistan with 11 members from Germany, Austria, Switzerland and the Netherlands. The climb was arranged by Amical Alpin (amical.de), a mountaineering organization owned by mountaineer Ralf Dujmovits. He's the first and only German ever to climb both of the two highest mountains in the world: Mount Everest and K2. The group planned to climb Gasherbrum II (GII), which at 8,035 meters, is the 13th highest mountain in the world. During the first 15 days they approached the Gasherbrum basecamp by driving along the Karakorum Highway-the former silk route-and trekking along the giant Baltoro Glacier.
Angelika and the others set out to climb GII in expedition style, which meant that a base camp was established, followed by creation of three higher camps in the first weeks during acclimatization climbs. Before making a summit attempt the group went back to base camp to rest for several days.
Unfortunately, when it was time to make the ascent to the summit, a severe snowstorm forced the group to descend from camp 2 at 6,500 meters. For an entire week heavy snowfall and risk of avalanche blocked the expedition. Just when the summit was reachable, it was time to pack up and go home.
"Overall, the expedition was a great adventure," Angelika said. "I met incredibly friendly people from Pakistan, as well as mountaineers from all over the world. I experienced the grandeur of a gigantic mountain range, one of the highest in the world. And I shared the joy of people who have summited and the sorrow following a fatal accident." (The leader of a Chilean expedition fell from the mountain when he was descending after summiting.)
Angelika's future plans include scaling Ama Dablam in Nepal-an "extreme climb," combining both rock and ice climbing-and Manaslu (8,156 meters) in Nepal, which has been climbed by only six women, none of them German.

"I like mountain climbing because it's a complete change in scenery from my daily life. At the same time, a climbing expedition is comparable to the challenges I face every day in the sense that I focus on achieving my goals, one step at a time."
-Angelika Sontag, Business Development Manager, Compaq Global SAP Solutions

[PAGE 13] COOL STUFF

DISNEY MAGIC IN THE INTERACTIVE KINGDOM
Behind Walt Disney Internet Group's popular Web sites are the knowledge, products and services of Compaq.

While its well-known resorts, theme parks and family-friendly entertainment venues traditionally take center stage, for six years the Walt Disney Internet Group has claimed an encompassing presence on the Internet with popular Web sites such as Disney.com, ESPN.com, ABCNEWS.com, Family.com, ABC.com, Movies.com and more. The organization manages the technology, infrastructure, distribution and e-commerce transactions of all Disney Internet properties and is responsible for achieving Disney's Web recognition.
WDIG has a critical requirement to run its production environment 24x7, and looks to Compaq to deliver the products that run its infrastructure at the level it needs and to help sustain its profitable online businesses. WDIG Web site needs may fluctuate, due to market changes, sudden traffic surges and planned events. However, the company's IT managers take comfort in knowing their Compaq solution rises to the occasion. WDIG relies on Compaq ProLiant servers to support a scalable database and back-end platform. WDIG consolidated its servers to reduce costs and increase manageability. In a year, WDIG eliminated 5,000 square feet of space by merging three data centers and eight outsourced co-location facilities into two company-owned facilities.
The company is also eyeing Compaq wireless technologies and sees great opportunities for using Compaq iPAQ Pocket PCs to allow employees to monitor and manage servers, regardless of location.
Through its Compaq alliance, WDIG will continue optimizing its portfolio of online brands and pursuing new markets. "Our businesses are focused on delivering phenomenal consumer experiences around our brands," said Steve Wadsworth, WDIG president. "We view Compaq as a long-term strategic partner who will help us sustain our Internet leadership."

HOW IT WORKS
> Compaq ProLiant servers running the Microsoft Windows NT network server operating system support Disney Web sites, powering publishing, advertising, registration, content delivery and cash management systems
> Compaq Global Services supplies a breadth of technical expertise, including consulting, strategic planning, architecture design, integration and deployment > Compaq provides global pricing and product availability

"For anyone who's thinking about being a big player on the Internet, you should start with the right partnership, the right services and the right infrastructure. Compaq delivers all of these."
-Steve Wadsworth, President, Walt Disney Internet Group

PRODUCT SPECS EN FRANCAIS
Need product specs for your ordinateur de bureau? You can find them
(specs for a desktop PC, that is) among the French-language QuickSpecs for Canada in Product Bulletin on compaq.com. A French version of QuickSpecs for all Compaq commercial products is just one of the site's new features.
The left navigation column now has links to the New Products at a Glance Web site, which carries Compaq's latest product announcements. In addition, hot links at the top of each page now connect you directly to Products, Support, Solutions and Services pages on compaq.com. The site also features a "Recently Updated Products" page that lists all the announcements of new or updated products from the previous 14 days.
QuickSpecs also are available on a Product Bulletin CD-ROM that can be set to receive updates automatically from the Internet. Copies can be ordered from the Web site.
> You'll find the site at: compaq.com/quickspecs

[PAGE 14] CUSTOMER SATISFACTION

PLEASING CUSTOMERS IS "JOB ONE"
Compaq proves that listening and responding to users' needs is one key to loyal and happy customers.

Online Advocacy Program called "Local Voices, Global Reach" offers customers a direct link to Compaq decision makers
If you use Compaq enterprise computers, now there's a fast, easy way to communicate your ideas and concerns directly to Compaq business leaders. A Web-based Online Advocacy Program allows you to voice and escalate issues, prioritize and vote for topics you care about the most, and view Compaq's responses. The program is a joint effort of past and present Tandem and Digital user communities (DECUS, ITUG and Encompass), that represent more than 75,000 members worldwide. Forming an Advocacy Working Group, these members voice common user needs and interests. The Online Advocacy Program, led by user volunteers, creates a working partnership between Compaq and its users-enriching your experience and directly influencing the success of your Compaq enterprise solution.

Submit ideas and issues
Any Compaq enterprise system user can participate in this simple process. Using a secure ID and password, you can visit the program site regularly to submit product, business, or service and support issues. Compaq collects and reviews the submissions and consolidates the issues into a ballot. Using the ballot, you'll have the opportunity to vote for the issues that are most important to you. Then you can view the results of each ballot and compare your priorities to other respondents'.

See Compaq's reply
Compaq responds to the requests and the results appear online. For example, to answer one of the top user requests, Compaq provided support resources for third-party solutions. In response to other issues, Compaq set plans into motion to revamp its Web infrastructure and user interface to ensure a dramatically improved Web experience for users.
> Tap in and talk about the issues that concern you the most at: compaqWorkingGroup.org

[PAGES 15-17]

COMPAQ RECOGNIZED....

COMPAQ CUSTOMER WINS "2001 BEST PRACTICES IN DATA WAREHOUSING AWARD" The Data Warehouse Institute (TDWI) recently honored the National Resources Conservation Service (NRCS) with its "2001 Best Practices in Data Warehousing Award" for the government industry segment. The 500GB SQL Server and Compaq ProLiant based Data Warehouse implementation for NRCS, a unit of the U.S. Department of Agriculture, combined efforts from Compaq, Microsoft and the NRCS team. The solution gives thousands of farmers, ranchers and employees easy online access to vast storehouses of conservation planning information. Among the judges were data warehouse practitioners, consultants, industry analysts, journalists, Journal of Data Warehousing editors, Institute Fellows and TDWI management. The panel evaluated solutions on four criteria: impact, relevance, innovation and business-to-technology alignment.

UNITED STATES POSTAL SERVICE HONORS COMPAQ WITH FOURTH QUALITY SUPPLIER AWARD Compaq is one of just eight companies out of 55,000 to receive the United States Postal Service (USPS) Quality Supplier Award (QSA) in 2001. The award marks the fourth time in five years Compaq has been honored. The USPS QSA evaluation process includes a written proposal that focuses on quality, performance, customer satisfaction and a rigorous onsite evaluation. Compaq has now delivered more than US$1B quality products and services to the USPS.

EDUCATIONAL CHAPTER CHOOSES COMPAQ AS COMPANY OF THE YEAR
Compaq was named "Company of the Year" by the Houston Chapter of APICS (American Production Inventory Control Society)-The Educational Society for Resource Management. According to the chapter, Compaq was selected for demonstrating "a commitment to [its] employees by not only financially supporting their education and [APICS] membership, but also by encouraging certification." The mission of APICS, whose membership spans nearly 70,000 individual and corporate members in 20,000 companies worldwide, is to help companies use education to improve their bottom line.

AWARDS APLENTY FOR COMPAQ PRESARIO PCS
Kudos keep coming for Compaq Presario PCs. Recently, Computer Times, named the Presario 7000 its Editor's Choice in the Midrange to High-end Home PC category. Other recent kudos-arranged by award, media organization, model and date-include:
> Top 15 Notebooks #5, PC World, Presario 17XL460, August 2001 issue
> "KICK ASS," MaximumPC, Presario 7000Z, July 2001 issue
> Editor's Choice, CNET, Presario 7000Z, June 2001 online
> #1 Best Designed PC, ZDNET, Presario 7000Z, June 2001 online
> Top Rated, Recommended, Consumer Reports, Presario 1800T, June 2001 issue

INDUSTRY PUBLICATIONS HONOR COMPAQ PROLIANT OFFERINGS
"Best in Show" finalist
The Compaq Data Center Solution with a Compaq ProLiant 8500, 4-node cluster and SQL Server 2000 was one of 11 finalists in the "SQL Server" category in the Windows 2000 Magazine "Network Best of Show Awards" for Microsoft Tech Ed 2001. "We chose finalists based on the product's strategic importance to the market, the competitive advantages and the value to the customer," said Karen Forster, the publication's editor in chief. More than 200 entries competed for recognition in the "SQL Server," "Windows 2000" and "Exchange Server" categories.
-Windows 2000 Magazine, June 1, 2001

"Well-Connected" finalists
The Compaq ProLiant ML530 and Compaq AXL200 Accelerator PCI Card were named finalists in the "Enterprise Departmental Workgroup Server" and "SSL (Secure Sockets Layer) Accelerator" categories for the 7th Annual "Well-Connected Awards" from Network Computing.
-Network Computing, May 14, 2001

"A-List"
Smart Business likes the Compaq ProLiant ML370. After it won a "Most Valuable Player" award as a Small Office/Home Office system, the system joined the publication's A-List of the "Best Products and Services for Every Business," in January 2001 and has remained there since.
-Smart Business

"To put it mildly, this Compaq Presario 7000 is an awesome system . . . When you add this speed to Compaq's reliability and excellent engineering, you have a system that has few, if any, real competitors."
-Computer Times, naming the Presario 7000 its Editor's Choice in the Midrange to High-end Home PC category

"Reviewers raved about the top-notch screen quality, ample speed and memory built into the Compaq iPAQ Pocket PC, as well as its options for expanding memory and storage capacity.

"ORACLE GIVES THE NOD TO COMPAQ UK AS ITS ALLIANCE PARTNER
At Oracle's annual industry awards ceremony, Compaq U.K. received the "Overall Alliance Partner of the Year for Enterprise Business" award. The honor, which Compaq won over Sun and Fujitsu Siemens, came in the category that is widely regarded as most significant among Oracle's awards. During the event, Oracle U.K. CEO Ian Smith noted that Compaq was seen as a major player in the infrastructure market. In the 18 months prior to winning the award, Compaq doubled its enterprise business with Oracle.
Compaq has recently expanded its relationship with Oracle, announcing that it will supply the computing systems and technology expertise for Oracle Racing's bid for the 31st America's Cup in 2003. As the official information technology sponsor, Compaq will provide Oracle Racing with equipment, services and support that will play a vital role in boat design and testing. Hardware includes notebooks, desktops, servers, iPAQ Pocket PCs and storage.

IPAQ POCKET PC ON "TOP-VALUE" LIST OF PC MAGAZINE
The Compaq iPAQ H3650 Pocket PC ranks as PC Magazine's No. 1 choice in the personal digital assistant (PDA) category, beating the Palm m100, Casio Cassiopeia, Handspring Visor Deluxe and Handspring Visor.In giving the powerful and popular Compaq device the premier spot on its list of "Top 5 Value PDAs," the magazine said:
"Of all the PDA devices out there, including both those from Palm and Pocket PC, none can match Compaq's iPAQ H3650 Pocket PC when it comes to audio and video. With its eye-catching and innovative design, a media player capable of playing MP3s and video, color TFT display, and powerful Pocket PC applications, the iPAQ Pocket PC sets the standard. It also covers the basics well, with all the tools you need to keep track of your appointments, notes, and contacts.

"IPAQ POCKET PC WINS 2001 PDA PLAYOFFS
The Compaq iPAQ Pocket PC emerged as hands-down winner of globetechnology.com's recent 2001 PDA Playoffs, beating nine other PDAs.
"The brushed-aluminum handheld computer from Compaq captivated the judges with its bright, colorful screen, excellent audio-visual multimedia capabilities and eye-catching design,"reported globetechnology.com, The Globe and Mail's tech-news Web site.
The Compaq entry swept all sub-categories: Coolness, Features, Ease of Use, Design, Software, Portability and Price/Performance, beating the Palm m505, HP Jornada 540, Casio EM-500 and Handspring Visor Platinum.
Five judges, ranging from a high school student to a technology specialist, carried each device around for a week or more. Some of their comments:
> Coolness: "The sleek, stylish and powerful iPAQ won easily here . . . it had the best blend of high-tech looks and nifty features, creating an eye-catching handheld package . . . ."
> Features: "The reviewers raved about the top-notch screen quality, ample speed and memory built into the device, as well as the options for expanding the memory and storage capacity."
> Ease of Use: "The reviewers liked things like the iPAQ's control layout (including the speaker that doubles as a four-way navigation pad) and its sculpted, ergonomic design."
> Design: ". . . inspired art."

"Of all the PDA devices out there, none can match the Compaq iPAQ H3650 Pocket PC when it comes to audio and video."

[PAGES 19-21]

COMPUTING ON DEMAND
Finally . . . IT freedom >>

Compaq's "pay as you go" solutions help simplify IT acquisition and management Imagine paying for computing resources as if they were a utility, like telephone or cable TV services. You have a predictable base charge per month and pay for additional usage only when you need it. You can add capability at a moment's notice, in pace with your business.
Now suppose those resources include everything you need to manage your infrastructure-hardware, software and end-to-end services. Instead of buying isolated PCs, servers or gigabytes of storage, you pay a fee for units of usage, with services built in to make the technology work effectively in your environment.
Compaq has launched a major new initiative-"Compaq Computing on Demand"-that gives organizations all these options and more. Organizations choose from a suite of offerings ranging from standard building blocks to fully customized outsourcing solutions, with flexible leasing and financing options. It's the ultimate in high-value, low-risk computing.
"Customers want IT to be delivered in new and more flexible ways," said Peter Blackmore, Compaq executive vice president, Sales and Services. "They want to leverage their IT infrastructure to become more productive and profitable, while reducing risk and increasing cost efficiency.
"This is the essence of Computing on Demand-offering customers the control and flexibility to adjust computing capacity when they need to."

Compaq takes on the risk of IT management
Computing on Demand recognizes that in a cost-cutting environment, organizations are short on resources but long on expectations from Wall Street. Capital budgets have been slashed, and IT resources are hard to find. But organizations must stay agile, responding to rapid changes in technology and the marketplace. "CIOs are being held much more accountable today for how their IT infrastructure is able to deliver business results," Blackmore said. "The price of hardware is only a small part of what worries them. Large enterprises are saying, 'Please, someone manage this for me.'
"By offering IT management expertise from Compaq Global Services as part of the pay-as-you-go solutions, Compaq gives IT departments the option of turning part or all of their infrastructure management over to Compaq. Compaq acts as a virtual CTO-chief technology officer-shouldering the responsibility for functions such as planning, implementation, management and support, while the IT staff focuses on priorities key to core business success.

Fine-tuning the service options
Compaq is one of the few solutions providers that can offer a suite of service options for all key components of Computing on Demand-desktops and mobile devices, servers and storage-from one vendor. Service options support user needs at three levels. The basic level provides computing "units" of products with minimal but important support services such as capacity assessment and hardware support. The second

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focuses on helping the IT organization achieve agility in the way it supports its own internal users. Compaq provides products plus systems integration expertise, with tools such as provisioning, resource allocation and usage management services that help the IT organization understand how computing resources are used throughout their enterprise-and better control those resources on their own.
At the third level, customers outsource the lifecycle management of some or all of their infrastructure to Compaq, taking advantage of Compaq's rich heritage of services experience and expertise. At a moment's notice, they can plug into a state-of-the-art infrastructure run remotely by Compaq, or Compaq can manage the technology at their site.
Computing on Demand builds on all of Compaq's strengths-its services expertise, innovative technology and flexible financial services-to address multiple customer problems with a simple approach. It's part of Compaq's expanding role as a total IT solutions provider.

School district leaves management of PCs to Compaq
With 35,000 students spread among 60 campuses, the Richardson Independent School District in Texas faced PC management problems typical of enterprises today. They turned to Compaq for a Computing on Demand solution to reduce the complexity of managing 16,000 desktop and laptop systems throughout the schools and administrative offices.
"Compaq installs fully integrated PC systems preloaded with our standard image and provides ongoing maintenance, technical support and a dedicated project manager," said Daniel New, executive director of technology and program management for the district. "With one partner to oversee all this, we can focus on evaluating and delivering state-of-the-art education-related services to the schools."

It's the ultimate in high-value, low-risk computing.

SERVERS, STORAGE AND PCS-READY TO RUN
With Compaq Computing on Demand, you can respond instantly to unpredictable business demands without a large upfront investment. Look for new features, greater flexibility and more choice in Compaq's on-demand programs for servers, storage and PCs as the Computing on Demand initiative rolls out worldwide.

Capacity on demand for servers
For the first time, Compaq Capacity on Demand is available for ProLiant servers with Microsoft Windows 2000 and most Linux distributions. Compaq collaborates with you to assess your need and reserves servers preconfigured and pretested for your environment, ready to go at a moment's notice. For more demanding computing environments, Compaq pre-positions servers at your site, cabled, powered up and ready for action. Built-in software agents allow you to defer billing until the servers are put into production.
Capacity on Demand for NonStop Himalaya and AlphaServer GS servers puts the capacity on tap at your site. The servers are preconfigured, cabled, powered up and ready for action. You buy the server preloaded with processors and pay a fee for each processor only when it's activated. Built-in software tells Compaq when you turn on new capacity. It's much more affordable than buying a server and adding upgrades. Capacity on Demand programs are offered with an assessment service to determine your requirements, plus other services to ensure top performance. These may include a high-availability architecture service, installation and 24x365 support.

Capacity on demand for storage
Compaq offers two kinds of Capacity on Demand for storage. One is a flexible leasing package that allows you to install capacity based on anticipated need, with an established payment schedule. A new feature is the ability to delete as well as add capacity, so you never pay for more than you need.
The other is a turnkey SAN-based (Storage Area Network) storage utility. It combines hardware, software and services to relieve organizations of time-consuming storage ownership and management issues.
Enterprise storage becomes a service on your network, operated, maintained and upgraded transparently. You simply pay for the service as you use it. Administration is simpler, costs are predictable and state-of-the-art storage is always at hand.

Access on demand
Compaq's ground-breaking Access on Demand custom program provides desktop and mobile asset management for large enterprises. For a monthly fee, you get innovative technology plus an array of lifecycle services, customized to your needs.
Now Compaq is also offering pre-defined Access on Demand packages. For one monthly price "per seat," you can choose from four state-of-the-art desktop/portable configurations combined with Microsoft Windows 2000 Professional software, 24x7 help center support, installation, technology refresh every 36 months, program management and asset reporting. Optional services include asset recovery, backup/restore, desk-side support, data migration, custom image loading and enhanced hardware support.

> For more information: compaq.com/services/spotlight/index_on_demand.html

> See the Blue Cross Blue Shield customer story on page 42 to see how this major healthcare provider uses Computing on Demand.

[PAGES 22-25] ENTERPRISE SOLUTIONS

COMPAQ SECURITY SERVICES: PREVENTION IS THE BEST DEFENSE
Compaq Global Services offers a complete set of lifecycle security services to help organizations safeguard their assets while advancing their business objectives with vital information flow.

EXPERT HELP IN DESIGNING, BUILDING AND MANAGING A COMPLETE SECURITY SOLUTION
As the e-powered economy opens up opportunities, it also exposes organizations to greater risks. Security conscious organizations face daunting challenges: security technology is complex and trained security specialists are hard to find. That's why many organizations are turning to specialists for help with security planning, implementation and support.
Compaq is uniquely qualified to help organizations put a comprehensive security solution in place. The company has been designing and implementing security solutions for more than 30 years and is a pioneer in network security. Through partnerships with leading security providers such as Check Point and Cisco, Compaq develops comprehensive solutions for every kind of business.
Security is about more than building a fortress around the corporate data. It's about finding the best way to give the right people access to the right information at all times. Compaq Global Services offer a complete set of lifecycle security services to help organizations safeguard their assets while advancing their business objectives with vital information flow.

Putting a plan in place
Intelligent planning is the key to a solution that endures. Compaq's Security Planning Services help organizations identify security vulnerabilities and create a security strategy and plan that will protect their business. Planning services can include a review of the organization's security policy and standards, assessment of risk and vulnerability, hacker penetration tests and workshops to evaluate the organization's business risks and value of assets they are trying to protect.

Design services make it real
Compaq's Security Architecture and Design Services turn strategy into design. Compaq consultants help organizations design a high-level information security architecture as well as specific solutions that are scalable, manageable and matched to business needs. Compaq defines security policies and standards, outlines the technology required, provides a physical layout of the technology, and conducts pilots if needed.

Deploying the technology painlessly
Organizations can integrate the chosen technologies quickly and seamlessly into their infrastructure with Compaq's Security Implementation Services. Compaq can be a single source of help in implementing multiple technologies:
Microsoft security products, Web portals, wireless security, firewalls, intrusion detection technology, a Virtual Private Network (VPN), a Public-Key Infrastructure (PKI) and compliance with various regulations.
Compaq also offers Installation and Startup Services to streamline the acquisition, configuration, installation and integration of security software solutions, including products from Check Point, Trend Micro and ISS.

Staying vigilant 24x7
To manage security properly, an organization has to dedicate one or more knowledgeable people to the task of monitoring the environment and staying on top of viruses and hacker techniques. Outsourcing this task can save money and relieve staff. Compaq Managed Security Services provide network operations management support, remote security monitoring, 24x7 support of business-critical security servers and regular vulnerability assessments. Periodic audits are part of the management mix. Compaq Security Policy Audit Service helps organizations understand current security policies and identify elements in their infrastructure that need protection. Security Healthcheck Services provide a quick yet comprehensive risk assessment of key elements of the infrastructure-the network, operating systems and database applications.

Taking a holistic approach
What organizations especially value about Compaq Global Services is the depth of knowledge and expertise its people provide. Compaq's service professionals grew up with firewalls. Compaq has the core competency that many organizations are struggling to obtain. It is one of the few vendors that can take a holistic approach to security, spanning systems, networks, applications and security-related management practices.
> To learn more, visit: compaq.com/services/security

Security is about more than building a fortress around the corporate data. It's about finding the best way to give the right people access to the right information at all times.

HEALTHCARE SECURITY: PROTECTING PATIENT PRIVACY
As patient records go online, governments around the world are tightening regulations on use of health information. For example, the U.S. Health Insurance Portability and Accountability Act (HIPAA) regulates how a patient's medical record is to be electronically maintained and transmitted. Compaq can help healthcare institutions keep information secure as they embrace new technologies. Through a new service, the Compaq HIPAA Compliance Assessment Service, Compaq consultants determine the current level of a healthcare organization's compliance, identify where security falls short of federal guidelines and show how to strengthen the infrastructure to meet HIPAA regulations. As a follow-up service, Compaq and its partners can also provide the services and tools to help organizations implement actions needed to become compliant.

"We make a difference by doing everything in partnership with our customers."

MANAGING BUSINESS TRANSFORMATION
Compaq "inside" experts treat your business as their own CIOs are in a pressure cooker. Information technology has never been so visible, so vital to the organization's success and so complex. Demand has never been greater to reduce costs and simplify management while using technology to transform the business. "Suddenly our customers are looking for partners who can help them deal with the unpredictable demands of an information-based economy-the need for 24-hour uptime, solid security, more innovative and experienced professionals, and access to the latest technology on demand," said Tom Simmons, vice president for Compaq Management Services.
To help executives source the expertise they need to deliver IT technology-based business results, Compaq has expanded its portfolio of management services and is offering new and simple ways to acquire these capabilities. Organizations can now look to Compaq to provide comprehensive IT business and operational management services, from basic infrastructure support to complex global results-based managerial solutions.
"We make a difference by doing everything in partnership with our customers," Simmons said. "We're there to manage the risk of their journey as they continually transform and add value to their companies with new business models and new IT infrastructures, applications and processes. Because of our vast experience with customers in multiple industries across the globe, we can share a wealth of knowledge and ensure we get it right for our customers the first time.

Solutions aligned with business imperatives
Compaq Management Services cover the entire technology lifecycle-planning, design, implementation, management and support. Compaq combines managerial experience with best-in-class tools and systems integration capabilities from its own resources and its partners to deliver customized solutions. Each customer has one point of contact-a Global Services Program Manager-to coordinate all the services. Core solutions are aligned with today's business imperatives:
> IT Operations Management to support business transformation
> Business-Critical Infrastructure Management to ensure optimal security, performance and availability for servers, networks and storage
> Applications Management to manage and integrate enterprise applications
> Access Management for desktop, mobile and PDA management, including installation and changes, technology refresh, migrations and global deployment > Enterprise Support Services to provide help desk support for end users and service providers
> Software Supply Chain Management for software publishing, distribution and inventory management Compaq Management Services can be procured in highly flexible arrangements that include customized services on an annuity basis, or as part of the Computing on Demand model, where services are an integral component of the IT infrastructure hardware solution.

People make the difference
Compaq Management Services professionals have a depth and breadth of experience that is hard to duplicate. Compaq program managers, solution architects and support engineers are among the most highly certified and technically proficient in the industry, with decades of experience in multi-technology integration. They use flexible, proven methodologies that help organizations move forward fast, with less risk and a predictable outcome.
"Our value is being our customers' virtual CTO-chief technology officer," Simmons said. "We build and manage the 'technology grid,' that allows customers to apply their IT investments successfully to their business. They can be assured they are benefiting from Compaq's best technology, experience and processes."
> For more information, see: compaq.com/services/management

THE DOW CHEMICAL COMPANY: EXPERT SUPPORT EMPOWERS EMPLOYEES
Compaq Global Services has provided customized help-desk technical support since 1995 to employees at the Dow Chemical Co., one of the world's largest manufacturers of chemicals, plastics and agricultural products, with annual sales of US$30 billion and customers in 170 countries.
Today, Dow's 24x7 help-desk support reaches 50,000 users in 11 languages (English, French, German, Dutch, Italian, Spanish, Portuguese, Mandarin, Japanese, Korean and Thai) from four worldwide Compaq Operations Management Centers (in Colorado Springs, Utrecht, Sco Paulo and Singapore).
"By outsourcing our service desk to Compaq, we leverage a proven, worldwide service infrastructure and gain a level of skill and economy of scale that we just wouldn't be able to achieve internally," said Dave Kepler, CIO and VP of electronic business at Dow.
Compaq service experts field a broad range of support questions on Microsoft Windows environments, Microsoft Office applications, and numerous Dow-developed applications. They also handle general service and call logging for Dow's Microsoft Windows NT, Compaq OpenVMS and IBM mainframe environments. "Compaq provides a single point of entry into our IS organization, resolving a large percentage of issues during the initial call," said Rick Glover, Dow's director of service management. "Every call that comes in to the global service desk is a moment of truth for the IS organization, because Compaq represents information systems in the eyes of the people that call. Compaq is providing very good service. And of course, we work with Compaq to further improve it."

Guaranteed availability for mission-critical applications
Compaq is a longtime system supplier to Dow, which depends on a network of 1,200 Compaq OpenVMS systems to support mission-critical process control and process automation applications at its plants worldwide.
Compaq also provides system infrastructure and service expertise to deliver guaranteed 99.99% availability to 7,000 users of Dow's Oracle-based data warehouse, which is built on a multisite OpenVMS cluster of AlphaServer systems.
"The data warehouse is central to our global reporting and financial closes, so we have very high expectations for system availability and performance," said Bill Copple, director of enterprise systems operations for Dow. "Compaq Global Services provides a 99.99% availability guarantee for this environment, and they consistently meet that commitment."

"Every call that comes into the global service desk is a moment of truth for the IS organization, because Compaq represents information systems in the eyes of the people that call."
-Rick Glover, Director of Service Management, The Dow Chemical Co.

[PAGES 26-29]

ENTERTAINMENT IS SERIOUS BUSINESS
All the world's a stage, and, increasingly, it's powered by Compaq. As the world of media and entertainment racks up applause, awards and accolades for its masterful achievements, the players are giving credit to the computer systems behind the scenes.

LIGHTS! COMPUTER! ACTION!
That's what's heard around Hollywood these days as Compaq AlphaServer systems take center stage in helping to produce blockbluster special effects for motion pictures and animated films. Audience demand is growing for more realistic imagery in scenes such as the sinking of the Titanic or werewolves fighting on a Paris street, and filmmakers are turning to computer generated images (CGI) to give the public what it wants. CGI, also known as digital special effects, has been used to create excitement in full-length motion pictures such as 1998's "Best Picture of the Year" Titanic and An American Werewolf in Paris, as well as in animated films and shorts like the Oscar-winning Bunny.
Compaq is playing a dramatic role in the expansion of CGI in hundreds of films. Production and post-production houses feel the pressure to deliver more sophisticated computer-generated images, subtle lighting and realism, and spectacular Technicolor scenes in less time and for less money. Such companies are discovering the cost and performance advantages of Compaq's 64-bit Alpha computing platform. Blue Sky Studios, for instance, used a server farm of 41networked AlphaServer systems to cut the production time and cost to render the complex graphics that yielded the richly detailed image of the star in Bunny. Blue Sky's next venture is the full-length animated film Ice Age, to be released next year. The power behind this film comes from the studio's 512 AlphaServer systems, worth US$11.5 million and called one of the world's top 50 supercomputing centers. With 1,440 frames necessary to produce just one minute of film, this server farm is certainly the hardest working performer on the set.

NOW SHOWING
While the creative segment of the entertainment industry gets most of the attention, Compaq also is a major player in content repurposing. Compaq is creating targeted IT solutions that will enable large content players to digitize massive amounts of analog material and distribute it to a range of internal and external audiences for a wide variety of purposes. A key concern of these content-owning companies revolves around the issue of rights management of digital content-making sure the commercial value of their content is consistently realized throughout the entire distribution and access chain.
Compaq solutions are behind the scenes in other ways in the movie business. Last spring during the famous Cannes Film Festival, InternetStudios used the award-winning Compaq iPAQ Pocket PC to help filmmakers show movie trailers and other promotions to distributors and producers at the Cannes Market, the world's premier film trading place. InternetStudios CEO Heidi Lester touts the handheld Compaq iPAQ Pocket PC, saying "The quality and size of the video image is superior for presenting full-length motion picture trailers." With the extreme portability and convenience of the iPAQ, the filmmakers could promote their work just about anywhere, anytime.
When the movie-viewing public wants to know what's showing at the box office, it turns to Movies.com and Mr. Showbiz (MrShowbiz.com) to provide film reviews and trailers, information about celebrities, movie times and locations, and just plain fun. As part of the Walt Disney Internet Group family, these Web sites are powered by Compaq servers and services. In fact, a farm of fewer than 20 ProLiant servers handles the aggregate traffic for all the Disney Internet Group entertainment sites-more than one million page views per day and about 1.25 million users per week.

THAT'S ENTERTAINMENT!
The dictionary defines "entertainment" as "amusement" or "diversion." For those in the audience, an elegant ballet performance or an exciting photo-finish horse race can certainly be a welcome diversion from everyday life. For those behind the scenes at places like the Australian Ballet and the Hong Kong Jockey Club, putting on the entertainment is big business. That's why both organizations have named Compaq as a strategic technology partner.
Ian McRae, general manager of the Australian Ballet, calls inspiration the key to success, both on and off the stage. Innovative technology solutions from Compaq are used to more effectively and securely manage the ballet company's business. Compaq servers run the subscription, donor and ticketing services. The company's marketing staff carries Compaq iPAQ Pocket PCs to display images and short video presentations to prospective subscribers and donors. Touring members of the ballet team use Compaq wireless networking solutions for their desktops, notebooks and printers, allowing them to share information and resources, even on the road. The solutions show how technology can combine with art to enable people to excel at what they do.
Another organization that excels at its business is the Hong Kong Jockey Club, a premier provider of world-class racing entertainment. As one of the largest users of information technology in Hong Kong, HKJC has introduced a range of innovations in a move toward operatorless, ticketless and cashless betting. Over the next three years, Compaq will provide a customized comprehensive solutions and services package that will keep the Hong Kong Jockey Club racing ahead.

INSPIRING IMAGINATION AND CREATIVITY
Disney-a name virtually synonymous with imaginative entertainment-depends on Compaq on many levels to deliver great entertainment value to its customers. Disney Online, part of the Walt Disney Internet Group, recently unveiled a new high-tech Internet Zone exhibit at Innoventions at Walt Disney World's Epcot Center. Compaq provided the personal computers and the ProLiant servers that power the Internet Zone activities, which inspire imagination and creativity for young and old alike through online education, games and communication. The Internet Zone kiosks offer a variety of activities, including:
> Mouse House Jr. -Kids aged 3 to 6 use visual cues to interact with games that test concentration and encourage creativity in an environment filled with fun and discovery
> The Toy Lab-Provides families an introduction to the latest Internet games and digital toys
> Toon Tag-Simulated multiplayer Internet game allows players to control their own computer-generated Disney character as they play an interactive game of tag
> Video D-Mail-Guests personalize video e-mail to send to their friends and familySo, whether it's behind the scenes, creating the scenes or showing the scenes, Compaq is a superstar in the world of media and entertainment.

NOW SERVING...MILLIONS OF CUSTOMERS WORLDWIDE
The world's largest interactive media companies are partnering with Compaq to provide innovative services and content to millions of users worldwide. Whether you're looking for news, entertainment, education, or just fun on the World Wide Web, think of Compaq behind the scenes. AOL Time Warner and the Walt Disney Internet Group certainly do.
AOL Time Warner is the largest Internet service provider (ISP) in the world, with more than 30 million members who subscribe to America Online, and another 3 million who subscribe to CompuServe. Compaq provides mission-critical databases, solutions and services that keep the e-mail flowing, the content showing, and the revenue stream growing for AOL.
Peek into the data center at AOL and you'll find the gamut of Compaq's server lines, including industry-standard ProLiant servers, powerful AlphaServer systems, and business-critical NonStop Himalaya servers. Security, scalability and reliability are key, as AOL Time Warner continues to grow its Internet presence and customer base.
The Walt Disney Internet Group (WDIG) is another media and entertainment giant that relies on Compaq experience, solutions and services to power sites such as ABCNEWS.com, ESPN.com., GO.com and dozens of other online members of the Disney family.

[PAGES 30-34] TELECOM

BRINGING WIRELESS OPERATORS THE POWER TO CONNECT
Solutions from Compaq and its partners enable telcos to enter the market sooner, with less risk and cost.

WANT2LK? Or, "Want to talk?" Translations of such SMS (Short Message Service) shorthand are now in the Concise Oxford Dictionary, a sure sign that wireless is becoming mainstream. In Britain alone, cell phones transmit more than one million text messages an hour.
But SMS is just a ripple in the rising tide that is convergent telephony, which blends data, voice and Internet services. Established carriers as well as newcomers are scrambling to get into the business. Solutions from Compaq and its partners enable telcos to enter the market sooner, with less risk and cost. A major obstacle for telco service providers and equipment makers is their installed base of proprietary platforms. The trend is to move onto industry-standard environments that run both traditional and new networks. Compaq and its partners are leading the way.
"Compaq solutions bring together what it takes to connect people, technology and systems. We free carriers to focus on customer service opportunities rather than network issues."
-David Bealby, Vice President and General Manager, Compaq Telecom

EASING THE TRANSITION TO WIRELESS: THE COMPAQ STRATEGY
By George Stiglich, Director, Solutions Marketing, Compaq Telecom
Our strategy is to ease customers' transition to wireless operations by providing packaged, end-to-end solutions, all backed by Compaq Global Services to further simplify deployment and management. We support all three types of wireless networking: PANs (Personal Area Networks), which virtually eliminate local wires for short distances; WLANs (wireless local area networks) used in airports, hotels and even Starbucks branches; and WWANs (wireless wide-area networks).
Our real-world solutions draw upon the unique strengths of Compaq, including our industry-leading expertise, computing platforms and integration middleware; and our partnerships with best-in-class applications, database makers and content providers.
The wireless Internet is transforming customer service and customer relationship management (CRM). Subscriber data grows with the user's every click, and location-sensitive information adds to the volume. Compaq makes terabytes of subscriber information available in real time with its unique Compaq Zero Latency Enterprise (ZLE) technology, enabling next-generation operators to perform CRM on real-time data. For example, a Compaq ZLE solution provides instant credit on dropped calls for MCI Worldcom.And, with the massive expansion of both users and video/audio streaming content, servers are moving closer to users to reduce latency and maintain reliable scalability. Now, the action is at the edge of the network.
Compaq offers a complete line of computing building blocks, from award-winning client devices and edge-positioned Microsoft Windows 2000-based servers to industry-leading high-end platforms and storage at the core.
Some wireless carriers will compete with banks. Compaq has decades of experience in both finance and telecommunications industries. We know what it takes to guarantee a financial transaction and we build that into our fault-tolerant systems. And Compaq access devices such as the Compaq iPAQ
Pocket PC can put the power of an ATM machine or point-of-sale terminal in your hand.
With our partners, we are developing a full portfolio of wireless e-mail, m-commerce, brokerage and banking services. Our prepaid voice solutions will soon become prepaid-anything-anywhere solutions. The combination of end-to-end solutions and Compaq Global Services professionals to pull it all together makes Compaq a true partner to telcos worldwide.

How It Works
THE POWER TO CONNECT: PLUG-AND-PLAY BUILDING BLOCKS
From fault-tolerant NonStop Himalaya servers to Tru64 UNIX-based servers and ProLiant systems, Compaq computers offer telco-ready platforms that build in SS7-compliant IN7 signaling software.
As telcos and their equipment suppliers move to industry-standard platforms, they find that Tru64 UNIX

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clustering brings unrivaled scalability, reliability and price/performance to high-availability applications and databases.
These new Tru64 UNIX servers offer tailored platforms for telcos:
> Compaq AlphaServer Intelligent Peripheral, a rapid development environment for carrier-grade voice applications
> Compaq Application Server, a deployment platform for advanced media processing applications such as unified messaging and conferencing
> Compaq Media Server, for delivery of next-generation voice and media services > Compaq Central Office Alpha Platforms, NEBS level 3-certified, carrier-grade servers hardened for disaster-proof performance

Compaq and its partners simplify wireless for carriers and consumers

COMPAQ AND NETCENTREX DELIVER NEXT-GENERATION VOICE AND DATA NETWORKS Compaq and NetCentrex have formed an alliance to supply next-generation telecommunications solutions that enable service providers to migrate to networks that handle both voice and data.
The combined offering creates a single network convergence point that seamlessly integrates voice calls whether they are circuit-switched with traditional PSTN (public switched telephone network) technology or routed with packet-based Internet Protocol (IP) technology, the platform of next-generation voice-over-IP (VoIP) networks.
The two companies will also jointly develop and market infrastructure and application solutions for both PSTN and IP networks.
Both NetCentrex and Compaq will offer the product line on AlphaServer platforms running the Tru64 UNIX operating system. Compaq Global Services will provide service from planning and design to deployment and ongoing management.
"Our partnership with Compaq allows us to offer our products on the leading carrier-class platforms," said NetCentrex CEO Olivier Hersent, "giving VoIP solutions the high availability and performance Compaq has traditionally provided to the PSTN world."

NETCENTREX SOLUTION DELIVERS VIRTUAL CALL CENTER, REAL PROFITS
A virtual call center enables an organization to serve customers calling from any location, at any hour, through a single, always-on phone number.
Unedic, an unemployment agency within the French government, linked its 700 branches with a virtual call center solution from telecom service provider Prosodie. While enabling Unedic to cost-effectively improve the quality and efficiency of its services, Prosodie expanded its business with 20 million minutes of traffic per month.
The core of Prosodie's solution is the Tru64 UNIX-based Saga800 virtual call center from NetCentrex, a complete suite of intelligent call-routing and virtual call-center services. Prosodie was able to quickly customize and install the virtual call center, which rapidly expands to serve large-scale business environments.
"In order to deliver a solid virtual call center solution," said Remi Bouchard, pre-sales director at NetCentrex, "you need a distributed architecture that can achieve maximum security and availability. That kind of architecture comes standard with Compaq's basic product."

"Compaq Global Services professionals can create an entire solution for the customer based on our proven, industry-leading platforms that we tailor to telco needs. Together with our partners, we enable operators to increase agility and efficiency by moving from proprietary switches to the economy and flexibility of solutions based on standards-compliant computing engines. No other IT company can match Compaq's experience and complete, end-to-end solutions."
-Sultan Zia, Vice President, Telecom Practice Group, Compaq Global Services

VICORP AND COMPAQ PARTNER TO POWER WIRELINE AND WIRELESS CONVERGENCEChile's Entel, a traditional wireline carrier, extended its services to wireless subscribers without installing another platform.
Entel already deployed wireline enhanced services on a BETEX Enhanced
Services Platform from Vicorp. With help from Adexus, the Compaq/Vicorp reseller in Chile, Entel simply modified the BETEX environment to serve wireless customers.
"Vicorp's Enhanced Services Platform includes a powerful Service Creation Environment that allows carriers like Entel to develop new services on their own and then deploy them on the fly with no downtime," said Bryson Koehler, director of Sales Support for Vicorp. "Through the Compaq partnership, those customers also achieve the reliability to keep the mega-network running at peak performance and scalability across a wide range of platforms, from the AlphaServer system to the NonStop Himalaya server."
And in Australia, Optus Cable & Wireless expanded its prepaid wireless business with Vicorp's Enhanced Payment Solution. "A competitor tried to replicate the performance in a test lab," said Koehler, "and was never able to match the Compaq and Vicorp system's performance and functionality. "Compaq far and away provides the most value out of all our partnerships," concludes Koehler. "We get incredible sales support and gain a well-respected partner name within the telco world. We have an advantage when we go in proposing a Compaq solution."

"Whether they are bridging equipment during a merger or delivering multiple services over both 2G and 3G networks, carriers need to support services that ride on different networks. Compaq solutions and services expertise enable carriers to achieve vendor-independent infrastructures and connect networks, services and equipment under a single end-to-end management structure." -David Bealby, Vice President and General Manager, Compaq Telecom

GERMANY'S LARGEST MOBILE OPERATOR STREAMLINES NETWORK MANAGEMENT
Today the largest mobile operator in Germany, D2 Vodaphone has vastly expanded its subscriber base over the past decade. A Compaq TeMIP (Telecommunications Management Information Platform) fault-management solution is helping D2 Vodaphone to increase the reliability and efficiency of its expanding network. Each of the carrier's eight operations and maintenance centers (OMCs) nationwide employs a dual-processor AlphaServer system to maintain local fault management. The national maintenance center uses four AlphaServer systems for 24x365 maintenance. With the TeMIP solution, handover between local and central centers is automatic, a process that formerly required two people.
"Once we reached 7 million subscribers, we couldn't manage the network in an efficient way," said TMN Integration Manager Ralf Forbig of D2 Vodaphone. "Our network management needed to handle multiple vendors and multiple technologies. We needed a single system to collect all fault-management information. Our main decision drivers were product quality and ability to integrate. Compaq's proven reputation for quality spoke for itself."

STRATEGIC ALLIANCE WITH SBC BREAKS NEW GROUND
Compaq and SBC Communications have signed a strategic agreement to enhance each company's ability to respond to changing dynamics in the IT and communications industries. The companies will jointly develop initiatives to leverage each other's market leadership, sales channels and expertise.
A Fortune 50 company, SBC is one of the world's largest telecommunications firms, providing products and services through a global network of subsidiaries, including Southwestern Bell, Ameritech, Pacific Bell, Nevada Bell, SNET, Cingular Wireless, SBC Telecommunications, Sterling Commerce and Prodigy Communications.
Under the alliance, Compaq provides technology for SBC's new state-of-the-art Internet data centers in Dallas and Irvine, the first of a nationwide network. Compaq will also partner with SBC in a storage utility program and kiosks for retail areas.
The alliance builds on a relationship forged in 2000 when SBC launched a high-speed Prodigy Internet service with the DSL-equipped Compaq Presario computer as the platform. Compaq now provides thousands of desktop systems and servers with support services to SBC. In recognition of SBC's leadership in the volatile service-provider arena, Compaq expects to certify SBC this year as a Compaq SP Signature Certified Hosting Partner, a designation attained by service providers that meet stringent standards for client service.
"We already had a strong relationship with Compaq as a supplier of our internal desktops and servers," said Debra Rzeznik, director of Strategic Alliances for SBC. "With Compaq's strong market presence and extensive distribution channels, they are a logical fit with SBC."

TELESPREE TRANSFORMS WIRELESS ACCESS
Telespree Communications has devised a way to cut the cost and complexity of wireless access for both service providers and consumers: on-demand wireless.
In partnership with Compaq, Telespree is offering its patented wireless delivery platform, which deploys wireless devices that activate on demand. Designed for sale through any retail channel-even a vending machine-these low-cost units are instantly usable by a consumer.
When activated, the device automatically initiates the user's account in Telespree's billing and service-delivery systems, which run on a Compaq NonStop Himalaya platform. "Compaq platforms are known for their reliability and scalability," said Telespree CEO Alon Segal, "two characteristics Telespree considered essential for our high-volume wireless auto-access applications."

"Compaq's telco-specialized platforms provide industry-leading scalability and reliability. Compaq is inside the core infrastructure of new and existing carriers and inside their suppliers' next-generation switches."
-David Bealby, Vice President and General Manager, Compaq Telecom

"As they move beyond voice-centric networks, our customers want a trusted advisor that can help them become more competitive and deploy new services faster."
-Sultan Zia, Vice President, Telecom Practice Group, Compaq Global Services

[PAGE 36] RETAIL

ALPHASERVER POWERS FINANCIAL APPLICATION FOR SEARS, ROEBUCK
Compaq and HNC Financial Solutions port Capstone to ultra-fast platform for retail giant.

"We're glad that the system is performing well for Sears, and that we can offer the AlphaServer capabilities to other potential Capstone customers who employ Compaq servers."
-Michael Chiappetta, Group Vice President, Risk Management Solutions, HNC Financial Solutions

When Sears, Roebuck and Company required a giant boost in efficiency, flexibility and capacity to process hundreds of credit applications per minute, the company knew it could rely on Compaq AlphaServer systems to run Capstone Decision Manager, the leading decisioning technology from HNC Financial Solutions. The retail giant is the largest issuer of private-label credit cards, with a customer base of more than 60 million cardholders and a card loan portfolio of nearly US$27 billion.
"We needed to upgrade our application decisioning system to one that more efficiently provides instant real-time responses to our in-store points-of-sale and more flexibly processes the sheer volume of credit applications generated by them-up to 25,000 per hour," said Ron Lischwe, Sears director of credit policy. To get its new decision management system up and running, Sears specified AlphaServer systems running the Compaq Tru64 UNIX operating system. The choice was ideally suited for real-time applications and business-critical server workloads thanks to the power of Compaq's industry-leading Alpha chip and 64-bit architecture. And the choice was an informed one-Sears Credit Services already relied on Compaq AlphaServers to run other financial solutions successfully. Nevertheless, this would be the first time that Capstone Decision Manger would be adapted to the Tru64 UNIX operating system. And so Compaq's AlphaServer team worked closely with HNC Financial Solutions to ensure that Capstone would perform optimally on the ultra-fast Compaq platform.
Result: Capstone is now running successfully, and the solution meets the company's strict requirements regarding AlphaServer compatibility. "Capstone Decision Manager is performing well, just as the other HNC solutions employed by Sears Credit Services are doing," said Lischwe.
The retail giant is pleased with its Compaq-based solution. "Sears implementation of Capstone Decision Manager is significant in regards to the hardware requirements and the nature and number of the applications involved," said Michael Chiappetta, group vice president of risk management solutions for HNC Financial Solutions. "We're glad that the system is performing well for Sears, and that we can offer the AlphaServer capabilities to other potential Capstone Decision Manager customers who employ Compaq servers."

HNC'S CAPSTONE
Designed with a scalable, high-performance architecture capable of processing thousands of applications per hour, Capstone Decision Manager allows for the comprehensive definition of rules, policies and decision flow. It can incorporate predictive software and traditional scorecards to automate as much of the decision process as desired. By automating the decisioning process and managing the workflow for processing applications, Capstone Decision Manager enhances decisioning efficiency, accuracy and consistency.

[PAGE 37] GOVERNMENT

FLORIDA DEP PICKS COMPAQ FOR PRODUCTIVE E-MAIL SOLUTION

Compaq implements Microsoft Windows 2000/Exchange 2000
The Florida Department of Environmental Protection (DEP) provides stewardship of Florida's ecosystems to preserve the state's unique quality of life. When DEP needed to replace its 10-year-old messaging technology, used by 3,200 employees throughout Florida, it could not afford missteps with the migration. Yet, as the first state agency to convert to Microsoft Windows 2000 and Exchange 2000, the DEP lacked a model and in-house experience to tap. In addition, neither Microsoft product had been officially released when the DEP selected them for deployment.
The DEP chose Compaq Global Services to lead the migration effort through a complete solution, including program management, Microsoft Windows 2000/ Exchange 2000 planning and design, hardware, software, network services, implementation, migration and training. According to John Willmott, chief information officer of DEP, "Compaq was the only vendor we knew of with the skill set and experience to make the project a success." The migration, completed two weeks early and under budget, provided DEP with a highly available and centrally managed state-of-the-art e-mail system, with all the critical features required to boost user productivity and improve communications.
"Every person on the team-both from our organization and Compaq-worked to their fullest capacity to make this project a success," said Willmott. "It was truly a team effort and a great partnership between Compaq and DEP."

How It Works
> Compaq Global Services
> Clustered Compaq ProLiant 8500 servers (2)
> Compaq ProLiant ML350 servers (6)
> Compaq ProLiant ML370 servers (7)
> Compaq StorageWorks SAN with TL895 DLT Library

SOCIAL SECURITY ADMINISTRATION UPGRADES INFRASTRUCTURE WITH COMPAQ DESKTOPS, SERVICES
Government agency to manage benefits with 42,000 new workstations In a major deployment, Compaq Global Services is preconfiguring 42,000 Compaq Deskpro EN Workstations, then installing them in 945 Social Security Administration (SSA) and state Disability Determination Service (DDS) locations in the U.S., the Virgin Islands and Puerto Rico. With the hardware purchase, the SSA will replace nearly one-third of the desktops it currently uses to manage benefits for about 45 million Americans. The Compaq workstations arrive with special software from SSA and are configured to meet SSA requirements.
Over a five-month period, approximately 2,000 workstations will be installed weekly by Compaq Global Services, which is also providing site coordination, scheduling and product installation. Despite the magnitude of the order, Compaq ramped up to an ambitious production and delivery schedule within two weeks. According to Ron Ross, president of Compaq Federal LLC, "We see this as a wonderful opportunity to show SSA, a Compaq customer for over a quarter of a century, how much Compaq can offer in terms of its innovative products, integrated into cost-effective enterprise-wide solutions that can be delivered globally."

[PAGE 38-40] ENERGY/ UTILITIES

UNLEASH THE POWER

B2B PIONEER PANTELLOS ENHANCES ENERGY-INDUSTRY SUPPLY CHAINS
Compaq is first major IT solutions provider to join supply-chain network that serves 21 energy leaders One of the few business-to-business (B2B) enterprises to weather the harsh economic climate is Pantellos, a pioneering independent Internet-based marketplace for utilities and energy companies.
The New York Times (July 16, 2001) reports that Pantellos is among the handful of e-marketplaces to show "staying power."
Within seven months of its January rollout, the company has handled nearly US$200 million in transactions. "Virtually all of our operating metrics are doubling every two weeks," Pantellos chief executive Graham Collins told the Times. Compaq is the first major information technology (IT) solutions provider to join Pantellos, which was founded by 21 of North America's largest energy companies, including Cinergy, Duke Energy, Entergy and PG&E Corp.
Pantellos helps its members-utilities and energy companies and their suppliers-devise mutually beneficial supply-chain solutions.
The Pantellos market site integrates the ERP (enterprise resource planning) systems of buyer and supplier members to streamline exchange of transactional documents. For example, when a utility creates a purchase order in its ERP, the Pantellos online market instantly enters the PO into the supplier's order management system.
However, Pantellos is far more than an online exchange. Nor is Pantellos a simple online auction that pits suppliers in a price war to fulfill a buyer's request.
"We collaborate with member buyers and suppliers to develop win-win scenarios that reduce total cost to supply (TCS) and total cost of ownership (TCO)," said Matthew Worth, director of Contract Solutions at Pantellos, which uses Compaq servers to run all operations at its headquarters, located near Houston, Texas. "Compaq is an industry leader in TCO management," continued Worth. "More than any other IT provider, Compaq has developed unique service offerings that improve the way its customers do business, reducing cost of ownership."
> Find out more at: pantellos.com

TRU64 UNIX-BASED SOLUTION RUNS ONE OF LARGEST BULK ELECTRIC SYSTEMS IN U.S.
Key players in North America's newly competitive electric power industry are regional transmission organizations (RTOs) and independent system operators
(ISOs). Mandated by the Federal Energy Regulatory Commission (FERC), these nonprofit, member-run organizations are charged to maintain open, smooth access to electricity by managing their regions' electric transmission systems.
One of the largest RTOs in the U.S. is the Midwest Independent Transmission System Operator, Inc. (Midwest ISO). When fully operational on December 15, 2001, the Midwest ISO will control the combined electricity transmission resources of at least 20 utilities and transmission companies, including more than 61,000 miles of transmission lines, 53,000 megawatts of electric generation and US$6.5 billion in installed assets.
The core of the Midwest ISO's new US$50 million transmission control center in Indiana is a Compaq Tru64 UNIX-based Integrated Control Center System (ICCS) solution from ALSTOM ESCA Corp. and OATI. The ICCS went live on schedule in August 2001.
As prime contractor for the ICCS, ALSTOM ESCA led a team comprising: OATI, a deregulation innovator whose Compaq-based systems process nearly 90% of North American wholesale electricity transactions; Perot Systems, a worldwide provider of information technology services and business solutions; and LODESTAR Corporation, a leading maker of applications supporting customer choice in the new energy economy.
"We chose ALSTOM ESCA for its proven, industry-leading technology and track record of on-time delivery," said Michael J. Gahagan, vice president, CIO and chief strategy officer of the Midwest ISO. "We had to build, install, test and commission the system within one year to meet the deadline set by FERC, and we did so."
With the ICCS, the Midwest ISO becomes the management and administrative hub of the region's bulk electric system. ALSTOM ESCA provided a single, integrated system that supports the Midwest ISO's diverse functions, from real-time, 24x7 management of transmission traffic and transactions to settlement and billing, FERC-compliant reporting and long-term planning.
Connected to members' control centers via a frame-relay network from AT&T Solutions, the ICCS enables the Midwest ISO's round-the-clock operations staff to view the region's transmission grids up to a substation level, monitoring as many as 100,000 different points every 60 seconds.
Using the ICCS, Midwest ISO personnel schedule electric transmissions in real time to sellers, buyers and marketers to maintain reliability and to avoid congestion.
Internal and external users access the ICCS via the Web. Processing their requests are Compaq ProLiant servers running the Microsoft Windows operating system. The core Oracle8i databases and applications of the ICCS run on a scalable, robust Tru64 UNIX configuration of Compaq AlphaServer GS160 and ES40 servers.
The ICCS exploits the unique advantages of Tru64 UNIX clustering to unite multiple servers into one scalable, flexible and fault-tolerant system. "Deregulation is accelerating change in our industry," Gahagan concluded. "Our Tru64 UNIX-based control-center solution allows us to efficiently manage complex activities on a real-time, 24x7 basis and respond to evolving customer needs without re-engineering."

"Compaq servers are fast enough to handle the size and performance needs of the newly forming Regional Transmission Operators in the United States, many of which are choosing solutions from ALSTOM."
-J.D. Hammerly, Vice President, Sales, ALSTOM Energy Management and Markets

HONG KONG POWER COMPANY ENHANCES MANAGEMENT WITH WEB-BASED MAPPING
CLP Power boosts productivity and IT payback with AM/FM system on a 24x7 Compaq server platform.

Seventy percent of Hong Kong depends on CLP Power Hong Kong Limited for electricity. In turn, the energy provider makes use of Compaq's innovative information technology (IT) solutions to increase the quality and efficiency of its services, which reach more than 1.9 million customers.
CLP Power recently worked with Compaq to install an automated-mapping/facilities-management (AM/FM) system on a 24x7 Compaq server platform with no single point of failure.
Compaq Global Services consultants helped CLP Power to move the system onto a cost-effective and scalable Compaq ProLiant platform. CLP Power uses similar Compaq configurations to run other mission-critical systems, including its 3,000-seat Microsoft Exchange infrastructure and SAP R/3 environment. Based on Intergraph mapping software, the customized AM/FM system spatially documents CLP Power's nearly 750,000 facility items-including towers, transformers, high-voltage networks, substations, underground cables and overhead power lines-and automates map production. It replaces more than 6,000 paper maps.
CLP Power's Internet-based implementation serves diverse stakeholders. Customers can now obtain current information about CLP Power's facilities via the Web and internal users access the system through the corporate intranet.
With fast, easy access to resources information, CLP Power employees can streamline and enhance plant maintenance and mapping as well as other activities, ranging from network planning and design to the processing of permits for road work. Now that diverse work groups can readily access and share the spatial information, they are collaborating more and increasing productivity.
Rapidly generated localized maps are already boosting the efficiency of emergency crews. Now CLP Power is piloting the Compaq iPAQ Pocket PC as a tool that can provide field personnel with wireless access to critical information.
With Compaq, CLP Power chose a proven IT solution provider with expertise, services and platforms that accelerate return on investment and lower cost of ownership.
Forward-looking CLP Power focuses on total cost of ownership when planning technology purchases, taking into account the cost of in-house support and upgrades. Compaq stood out by offering a total solution that speeds IT payback and simplifies configuration, installation and ongoing management and support.
"Installation was smooth and on schedule," said Joseph Y. C. Wong, account manager at CLP Power. "And in terms of support and maintenance, we've saved a ton of money."

How It Works
The AM/FM solution runs on:
> Eight-processor ProLiant 8500 servers
> Compaq storage area network (SAN) based on:
          -Compaq StorageWorks Enterprise Modular Array 12000 system
          -Compaq Data Replication Manager over an ATM (asynchronous transfer mode) network


[PAGE 41]
COLUMN . . .
This is an excerpt from "The Rapidly Changing Face of Computing," (RCFoC) a free weekly multimedia technology journal written by Jeffrey Harrow, who, until recently, was a principal member of the technical staff for the Corporate Strategy group at Compaq. A more extensive version of this discussion, as well as others around the innovations and trends of contemporary computing and the technologies that drive them, is available at: compaq.com/rcfoc

 BIG BROTHER IS WATCHING-IN CONNECTICUT, AND BEYOND...
It seems, according to a ZDNet News feature
(see: zdnet.com/zdnn/stories/news/0,4586,2778752,00.html for more details), that Big Brother may accompany the seat belts, the contract festooned with fine print and the car keys that come with your next car rental!
The apparently quite-true story goes that a gentleman rented a car from Connecticut's Acme Rent-a-Car (seriously-no coyote involved) and enjoyed the built-in GPS moving map navigation display as he drove hither and yon. Imagine his surprise though, when he received his bill and found an unexpected US$450 charge! When he told the rental company "no dice," they showed him a map that plotted exactly where he had driven, and exactly when and where he had exceeded the company's maximum speed limit of 79 mph. They explained that the $450 charge was for "dangerous conduct," which was clearly prohibited in bold type at the top of the rental agreement.
"Location-aware services," which are expected to become a $3.9 billion industry by 2004, are available today. If we're driving a newer car equipped with GM's OnStar-we can just push a button to receive a traffic report that covers the five miles around us (see news.cnet.com/news/0-1014-201-6352568-0.html?tag=dd.ne.dht.nl-pro.0 for more details). OnStar services also include automatic notification of air bag deployment, stolen vehicle tracking, emergency services, roadside assistance with location, remote door unlock, remote diagnostics and route support, among others.
While location awareness offers real value, as a society we have to understand and make some decisions about the privacy issues, or lack thereof, that this technology brings-because this will very shortly affect each one of us that carries a cell phone! As of October 2001, the FCC mandated that every new cell phone sold in the U.S. must provide location awareness within a few tens of meters (to support 911 services). Older cell phones are not immune, since some cellular carriers will be using sophisticated "triangulation" and related methods, such as "fingerprinting," to figure out where you are.
Not surprisingly, the Acme case is now in the hands of the Connecticut Department of Consumer Protection, as a prelude to Small Claims Court. And this represents just the beginning of how location awareness will be changing our lives, both for good and for ill. As with so many elements of technology, it's up to us (collectively) to assure that location awareness is implemented in ways that we can, quite literally, live with.

Harrow's opinions do not necessarily reflect the opinions of Compaq. The RCFoC is Copyright 2001, Compaq Computer Corp.

[PAGES 42-43] HEALTHCARE

Compaq fit our requirement of being a long-term partner. That's what we wanted: a service partner, not a vendor," said David Doney, Director, IS Customer Service for BCBSM.

BLUE CROSS BLUE SHIELD RELIES ON COMPAQ FOR DESKTOP MANAGEMENT
Compaq's "Computing on Demand" initiative gives organizations the option to turn management of IT assets over to Compaq, shedding overhead and sharing the risks. It is this kind of partnership that Blue Cross Blue Shield of Michigan (BCBSM) sought in awarding a five-year outsourcing agreement to Compaq to manage its desktop computing assets throughout the state. Serving 4.8 million subscribers, BCBSM is one of the largest Blue Cross Blue Shield plans in the U.S., and one of the best-run plans as well, with a low operating expense as a percent of revenue.
"Compaq fit our requirement of being a long-term partner. That's what we wanted: a service partner, not a vendor," said David Doney, director, IS Customer Service for BCBSM.
Compaq is providing a complete desktop lifecycle solution, with tailored services to manage and deploy desktop computing assets plus support services to keep BCBSM's 11,000 end users productive. Compaq will configure new desktop and laptop systems with a standard BCBSM image and provide system staging, asset tagging and tracking, and logistics management. The Compaq Operations Management Center in Colorado Springs will provide enterprise help desk telephone support, and Compaq service technicians will provide onsite software and hardware support at 40 BCBSM locations.
To ensure high quality and a smooth process, a single office will oversee all services, giving BCBSM one point of contact for any issues that arise.
> Read more about Compaq Computing on Demand beginning on page 19.

"We wanted a service partner... ...not a vendor."

A STRONG PULSE INFORMS HEALTHCARE INDUSTRY
PULSE, the Compaq quarterly newsletter for healthcare professionals, keeps its readers up-to-date on the latest solutions and technologies for their industry. To show readers how their peers use Compaq technology, services and partnerships to stay ahead in the e-business world, a recent issue covered:
> Mobile biometrics
> Dictating into the Compaq iPAQ Pocket PC to streamline transcribing, prescriptions and charge-capture
> How Compaq partners with Cerner and Epic Systems to streamline access to patient records and enhance administrative efficiencies
> How Compaq is helping Houston's Memorial Hermann Hospital deliver richer, faster access to patient histories
> How Compaq helps ease growing pains for the Rehabilitation Institute of Chicago
> How a cutting-edge managed-care administrative system relies on the Compaq ProLiant server platform
> How Compaq ProLiant servers help integrate clinical, fiscal and management information into a single system for cardiologists
> Benefits of the iPAQ BlackBerry Wireless Email Solution for mobile health care professionals

Articles such as these show how Compaq's dedicated healthcare organization has committed to delivering industry-leading solutions in a heartbeat with minimal risk and at low overall cost. Trust your healthcare organization to the market leader: Compaq.
> To receive PULSE, please send an e-mail to: Claudia.McGurk@Compaq.com

A NEW VOICE IN HEALTHCARE
Cut dictating costs
Medical professionals can spend more time on vital tasks and less time on transcription and other paper-based chores by using the Compaq iPAQ Pocket PC and Dragon NaturallySpeaking Medical Solutions on a desktop PC. Together, they speech-enable the PC to raise productivity and reduce transcription costs. Dictate into the iPAQ Pocket PC's built-in microphone using natural, everyday speech, and the program converts your words into .WAV (audio) files in PCM format. Then easily send the files wirelessly, or as e-mail attachments, to a desktop computer running Dragon NaturallySpeaking Medical Solutions. The program will transcribe the files quickly and accurately.
In addition, rather than handing tapes to staff members for transcription, doctors can send electronic files to staff for review and error-checking-saving valuable time.

Speed and accuracy
Dragon NaturallySpeaking Medical Solutions handles dictation at speeds up to 160 words per minute, much faster than the average typist, meeting the needs of the busiest physicians.
Custom voice commands (macros) let users create documents, insert text, customize applications, complete forms and handle other complex tasks with a spoken word or phrase. Users can even navigate the Web by voice.
Dragon NaturallySpeaking, which offers advanced speech-and-language solutions for a variety of industries, achieves up to 99% accuracy in transcribing speech, according to PC Magazine.

Comprehensive medical language
The solution's comprehensive medical-language model features a 160,000-word vocabulary of key medical terms, phrases, acronyms and statistical data from thousands of medical records, notes and reports. The program can refine its stored vocabulary further by analyzing users' documents.
Dragon NaturallySpeaking lets healthcare professionals quickly and accurately produce progress notes, medical evaluations, correspondence and more--all by voice.
> To learn more, go to: lhsl.com/healthcare

[PAGES 44-47] EDUCATION

COMPAQ HAS THE RIGHT ANSWERS FOR EDUCATORS

COMPAQ MAKES A COMPELLING CASE FOR HIGHER TECHNOLOGY IN EDUCATION
K-12 and higher ed institutions are finding that Compaq answers all their needs-with the best technology and services as well as the best financing options Compaq has answers for educators-from the college and adult learners of northern Alberta to the suburbs of Maryland-or to one of the largest school districts in the U.S., Hillsborough County, Florida.
These organizations found Compaq had all that they needed. And, in many cases, Compaq Financial Services also helped provide financial arrangements that allowed educators to move ahead.

EDUCATORS: CHECK OUT THESE COMPAQ RESOURCES
Compaq Education homepage: compaq.com/education/
Compaq Education Success Stories: compaq.com/education/k12/success/index.html Sign up for Academic Observer newsletter: compaqedu.com/newsletter/compaq.asp

LEARNINGPAQ: A COMPAQ EDUCATIONAL TOOL, NOW ONLINE
Students and educators have come to depend on Compaq LearningPaqs--software bundles grouped by subject matter and grade level, from pre-kindergarten through high school. All are produced by Riverdeep/Edmark. Now, educators who have purchased Academic Series hardware from Compaq have two choices: the free LearningPaq software on a CD-ROM or a new offering, 30-student licenses to access Virtual LearningPaqs through the Web, an option which substantially increases the number of students who can use the educational programs at the same time. Each virtual package contains one to three programs.
Virtual LearningPaqs range from AdventureOnline.com (for elementary school students) to High School Science Gateways and High School Science Explorer. AdventureOnline.com is produced by Learning Outfitters.
> For more information about Compaq's K-12 programs and LearningPaq software, go to: learning paq.com or compaq.com/education/k12

MARYLAND COUNTY EMBRACES ADVANCED TECHNOLOGY
For a school system, just as for a business, investment in new technology is an investment in enhanced capabilities and increased efficiency," said Joe Hebler, manager of applied technology for the Anne Arundel County Public Schools.
The Public Schools in the Maryland county have signed an innovative three-year, $25 million equipment lease agreement for the use of Compaq equipment that provides for timely upgrades of desktop computers and servers used in the 74,000-student system and virtually eliminates obsolete computer technology in the system's classrooms and offices.
The contract covers the deployment of some 12,000 Compaq Deskpro EN computers and 400 Compaq ProLiant ML370 servers for use in the system's administrative offices and classrooms in its 120 schools. The technology upgrade effort is part of the school system's Advanced School Automation Project (ASAP), an ongoing technology plan initiated in 1995. Establishing equipment and implementation standards for the school district was part of the responsibility given to the ASAP committee by the system leadership.The Deskpro EN series of computers is known for its flexibility, expandability, serviceability and general stability. The industry-leading ProLiant servers are highly regarded for their reliability and high level of serviceability, and were recently cited by Technology Business Research (TBR) as number one in customer satisfaction for these reasons.
Under the agreement, each desktop machine will be equipped with a package of software selected by the school system that is aimed specifically at the elementary, middle or high school teaching environment, or an administrative setting.
Hebler said deploying current technology throughout the system will ensure that the equipment will be robust enough to be managed effectively from a central location. That, he said, will mean additional savings in the cost of maintaining the equipment during its life cycle.
The lease of the equipment was arranged through Compaq Financial Services, a wholly owned subsidiary of Compaq which helps Compaq customers around the world minimize the total cost of owning and managing information technology through innovative leasing and financing solutions.
Jim Weynand, Compaq vice president for government and education markets, said the final decision by the Anne Arundel schools to go with Compaq equipment and a lease arrangement was based on several factors.
"In a cosmopolitan school system like Anne Arundel County, it is important for students, teachers and administrators to have up-to-date computer technology with which to conduct their studies or do their job," Weynand said. "The three-year refresh aspect of this agreement ensures that there will be no more than three years' difference between the oldest computer in the classrooms and the newest. Add to that the cost benefit which comes with economies of scale, and the virtual technological parity that such a short refresh cycle will ensure, and it quickly becomes clear that this is definitely the way to go."
The new computers are being rolled out first in administrative offices within the school system. The first 4,000 desktop units for use in classrooms were installed during the summer months and readied for the students to begin using with the start of school in the fall.
Compaq is also relying on Daly Computers as principal contractor for the project. In that role, the Clarksburg, Md., company provides project manager services including coordinating the purchase orders, along with the installation and imaging of the equipment.

LONG-TERM CONTRACT TEAMS COMPAQ, NORTHERN ALBERTA INSTITUTE OF TECHNOLOGY (NAIT) Compaq also funds Compaq Centre for Information and Communications Technology at NAIT With more than 14,000 full-time and apprenticeship students-and 40,000 continuing education registrations-NAIT, the Northern Alberta Institute of Technology-is a linchpin of the regional economy. Located in Edmonton, Alberta, the Institute offers more than 195 programs leading to certificates, diplomas and applied degrees plus 1,300 continuing education courses. More than 2,000 staff work at NAIT's six campuses.
The applied education offered by NAIT gives its graduates an edge in the workplace. Employers know they are job-ready. A recent survey of employers revealed that 97% of them would hire a NAIT graduate again. Compaq is part of the picture at NAIT thanks to a 10-year $40-(Canadian)-million-dollar strategic technology agreement covering servers, portables, desktops, services and a bevy of collateral relationships.
"This agreement is about vision, advanced technology and strategic relationships to ensure NAIT continues to provide students with the best technical education in Canada," said NAIT president Dr. Sam Shaw.
Under the agreement between Compaq and NAIT, the educators will get a three-year technology refresh cycle involving 15,000-18,000 desktops. NAIT will also take delivery of 450-600 servers over 10 years, 500 laptops per year, and a range of services. In addition, Compaq will contribute $4.2 (Canadian) million to NAIT's new Information and Communications Technology (ICT) Center as well as collaborate on applied research activities. The NAIT Compaq Centre for Information and Communications Technology will be one of the most technologically innovative facilities in Western Canada -providing a state-of-the-art learning environment with applied technology research capabilities. In addition to a 24-hour, 5,000-square-foot, open-area computer commons, the Compaq Centre will contain 56 labs and 20 classrooms. Scheduled to open in the fall of 2002, the $50-(Canadian)-million, 220,000-square-foot facility will boost NAIT's ICT-related enrollment by 700 full-time students to more than 1,600-a 75% increase.
Other key elements of the agreement include:
> Compaq and NAIT will collaborate on applied research activities at the ICT Centre
> NAIT will be a preferred developer and provider of training to Compaq employees
> Compaq will provide co-op learning opportunities for NAIT students
> NAIT students will beta test and preview new Compaq technology

"NAIT and Compaq will shape the ICT training landscape in Northern Alberta and beyond," said Shaw.
"NAIT continues to work closely with business, industry and government to meet the needs for trained and skilled workers who can enter the workforce ready to contribute and make a difference," said Shaw. "For example, NAIT is playing a key role in alleviating shortages of medical professionals which in turn helps to reduce waiting lists. One hundred percent of the 15 students who will graduate later this month from the new MRI program have employment. In fact, overall, fully 91% of NAIT grads find work in their field within nine months of graduating."
With an unemployment rate under 5.5% in Alberta, one of the lowest in Canada, NAIT continues to train people needed to help fuel the economy, especially in the areas of health sciences, construction, oil and gas, and information technology.
NAIT programs are in high demand with two to three students applying for each available space. That means this year's graduates had to work hard to earn a place in the program of their choice.
"Today, one in 20 jobs available in Canada are unfilled and fully 55% of corporations in Alberta are experiencing difficulties due to skilled labour shortages," said Shaw. That means NAIT-and Compaq-still have a big job ahead.

"This agreement is about vision, advanced technology and strategic relationships to ensure NAIT continues to provide students with the best technical education in Canada."
--Dr. Sam Shaw, President, Northern Alberta Institute of Technology

CUTTING ACROSS THE DIGITAL DIVIDE
One part of the complex challenge posed by the Digital Divide-the wide difference in Internet and computer access between "have" and "have-not" school districts-is computer access in the home. Excepting the most affluent areas, computer access at home remains limited for many families in the U.S.
Now, a five-year agreement between Compaq and the Hillsborough County Public Schools in Hillsborough, County, Florida, will help to close the divide there while reducing technology costs for the district, employees and parents. Hillsborough County Schools can choose from a variety of Compaq's innovative technology that can be used to build end-to-end solutions-from desktop computers to notebooks to servers and a variety of IT services. "One of the School Board's priorities is updated and integrated technology. Another is improved internal and external communication. This agreement will help us fulfill both priorities, while greatly enhancing student performance," said Hillsborough Schools Superintendent Earl Lennard.
The agreement, estimated to be worth more than $50 million, will provide the 11th largest school district in the U.S. with the leverage to lower its total cost of ownership through volume discounts. The educator/parent purchase program will also give the district 1% back on Compaq products purchased under the agreement. Further, Compaq can address all of the county's technology goals, from connectivity within and between schools to an e-mail system for the teachers.
"To our knowledge, this is the first time any computer manufacturer has implemented an aggressive educator/parent purchase program where a percentage of the purchase price will be rebated to the school district," said Jim Weynand, vice president, Government and Education Markets.
In addition to volume discounts and the rebate program, Hillsborough County educators benefit from Compaq's strong commitment to education. "Through the employees' and parents' rebate program, the district can earn credits that can be redeemed for additional Compaq products, professional development and other resources that will help them maximize their technology investment," said Weynand.

"This agreement will help us fulfill...priorities, while greatly enhancing student performance."
--Earl Lennard, Superintendent, Hillsborough Schools

[PAGE 48] FINANCE

COMPAQ AND SUNGARD DELIVERING TRADE COMPLETION IN A DAY
The move is on toward T+0.
Online trading? It's big, big business. In fact, leading industry analysts predict more than US$1 trillion in new assets moving online over the next four years, with total online assets approaching $2.6 trillion in 2004.
To meet the demands of the global, Internet-enabled trading world, the SEC has mandated that by 2004, all trades must be settled in a matter of trade-day-plus-one (T+1), a significant change from the current three-day process. This shortened trade cycle-along with straight-through processing-will ultimately speed the processing of trades and reduce settlement exposure by as much as 67%.
But the new regulations have serious implications for the securities industry. They call for technology that both supports the increased, unpredictable trade volumes and addresses the need for speed and efficiency.
Luckily, the new regulations didn't pose a problem for the two industry leaders in this market space-SunGard Securities Processing and Compaq. SunGard's Phase3 securities processing solution is already optimized to work in a real-time environment, offering securities firms the most advanced solution on the market. The combination of this software with the powerful Compaq NonStop Himalaya platform provides exactly the secure, high-performance environment that the trade settlement industry requires.
"To meet the tight deadlines of T+1, we need to provide continuous availability and unlimited system scalability to ensure our customers' future success," noted Mike Nemerowski, CEO of Bedford, Massachusetts-based SunGard Securities Processing. "Providing our customers with the most powerful technology backbone-enabled by Compaq's NonStop Himalaya-has been a distinct advantage for SunGard."
In fact, to keep pace with the increasing and unpredictable trade volumes, SunGard's Phase3 data center maintains 11 NonStop Himalaya servers processing more than 14 million trades per month.
And it doesn't stop there. "We see a time in the not-so-distant future where T+0 is possible, with real-time links to industry utilities and straight-through processing of the entire settlement process," Nemerowski predicted.
> For more on the advanced SunGard/Compaq solution for real-time stock trades, visit: sungardp3.com

New SEC regulations for T+1 trading don't faze SunGard Securities Processing and Compaq. They're cornering the market in real time.

[PAGES 49-55]

GOT WIRELESS? ...MAKING IT REAL >>
Compaq helps customers put together end-to-end solutions that impact the bottom line.

WIRELESS...IT'S COOL STUFF, BUT WHAT'S THE ROI?
Fortune magazine named wireless as one of the "five technologies that can save you money"-a technology to invest in now, regardless of the economy (1). Martin Reynolds, a group vice president and research fellow at Gartner, says "Assume that in five years wireless will be ubiquitous, and if you don't have it you'll be behind."
It's easy to imagine the benefits of instant wireless messaging and data access for roaming employees. Sales people never miss a customer message. A field technician does an onsite fix guided by streaming video from headquarters. Executives knock off e-mails in airport lounges.
But look at the realities: It's an immature technology with evolving standards. There are network limitations, systems integration challenges and security issues. What's the return on investment?
"Our philosophy at Compaq is, business first," says Bob Simmons, managing principal, Wireless and Networking Practice in Compaq Global Services. "It's easy to get lost in the technology. There's no shortage of cool things to talk about. But the vision for wireless must be based on an organization's business strategy, and examining the business value chain is the place to start." Wireless holds out the promise of reducing information latency in the value chain to near zero, of making information independent of time and location. "It's about delivering the right information at the right time to the right place," Simmons says. "You want to ask, how can we use wireless to make it easier to access data, customers, partners and suppliers? And how will this impact business?"

Understanding all the technology issues
Compaq is working with customers in all industries, in all stages of wireless deployment, to help them address these questions and put together end-to-end wireless solutions that bring a fast, measurable return on investment.
"People often focus on the back-end applications and the front-end devices, but there's a lot of confusion about what's in between," Simmons says. "Compaq understands the issues in the middle-the networks, bandwidth coverage, security and application gateways. We understand both the business value chain and the technology chain and can bring these together to make wireless real for customers. There are very few integrators who have this end-to-end understanding."
Compaq partners with leading wireless technology providers to create solutions such as wireless LAN, wireless messaging, wireless eCRM, ERP with wireless SAP and database access with wireless Oracle. Compaq Global Services works with customers through all the stages of their wireless deployment, from vision to plan, from design to pilot, from implementation to support.

Getting started
How do organizations get started? Usually one of two places. Compaq's "Art of the Possible Workshop" helps organizations to explore how wireless technology can impact their business and to identify the most promising solutions. For organizations who have already done that work, Compaq's Wireless Architecture Workshop helps them design the right wireless solution architecture to meet their business requirements.
"We believe it's important to jump in, get some early experience, and pick off some low-hanging fruit-find the high-impact, quick-return projects that you can implement now," Simmons says.
"You also need to begin developing a long-term infrastructure strategy to get control of the experimentation that is going on across large enterprises.
"And finally, you need to have an architecture in mind. You need to know how you are going to secure, manage, integrate and scale your wireless solutions."

(1) Fortune/CNET Technology Review, Summer 2001

"ART OF THE POSSIBLE"--A WIRELESS WORKSHOP
Going from vision to results in one day Budgets are tight. You need to invest in wireless, but given the technology realities, how can you get the best value for your dollar?
Compaq's "Art of the Possible" Workshop is a safe place to discuss wireless technology issues, test new ideas and evaluate the potential impact of wireless solutions on your business. Participants identify the highest-potential candidates for wireless initiatives and walk away with a concrete business justification for moving ahead with their plans.
Led by expert facilitators, solution architects and subject matter specialists who have hands-on wireless experience, the workshop covers it all:
> Case studies and demos: Real-world examples of how organizations have implemented wireless in finance, healthcare, consumer, manufacturing, utilities, education and more.
> High-impact wireless initiatives: Participants go through a detailed process to identify the wireless initiatives that will have the greatest impact on their business. They define their value chain and evaluate the payback from reducing information latency each step of the way. Best of all, they have quantified information on the business payback.
> Wireless technology 101: A primer on access devices, gateways, the infrastructure platform, applications and connections. What are the challenges in screen and keyboard size, networks, bandwidth, evolving standards, management and security, and how can organizations overcome them?

> The wireless infrastructure: How wireless impacts all aspects of an organization's infrastructure-Web services, networks, security, datacenters, storage, management directories, internal provisioning and billing-and how to build the next generation infrastructure.
Compaq returns a week later with an assessment of all that was learned and next steps for moving forward with a wireless plan.
What's unique about Compaq's approach is the emphasis on ROI. The "Art of the Possible" Wireless Workshop provides a sound framework for demonstrating the organization's return on investment for any proposed initiative.
> Learn more about Compaq's wireless workshops at: compaq.com/services/wireless/wn_mobility.html

"It's about delivering the right information at the right time to the right place. You want to ask, how can we use wireless to make it easier to access data, customers, partners and suppliers? And how will this impact business?" --Bob Simmons, Managing Principal, Wireless and Networking Practice, Compaq Global Services

SIX STEPS TO A WIRELESS STRATEGY
With so many possibilities, how do you identify the wireless solution with the best payback for your business?
1. Identify the burning business issues that impact your bottom line. What has to change for you to get ahead of the competition?
2. Understand the processes that impact those issues in your business value chain. Examine how information is shared in each process.
3. If you could reduce information latency in those processes, what would the benefits be? What could employees do with wireless capabilities that they can't do now?
4. Identify high-potential candidates for wireless solutions.
5. Test the candidates against the technology realities, such as bandwidth and security. Which are feasible now?
6. Quantify the benefits of your chosen solutions, determining the return on investment. Put together a plan to move forward.

COMPAQ WIRELESS OFFERINGS DRIVE THE DIGITALLY CONNECTED WORLD

Assuring ultimate mobility for the wireless business user
In today's digitally connected world, mobile users need secure, always-on access to e-mail and corporate data, as well as to personal information and entertainment-anytime, anywhere. We aren't computing now as much as we are communicating, and work isn't so much a place as it is an activity. "Take your office with you!" has become the credo of businesses seeking to increase productivity.
Meanwhile, mobile e-commerce, or m-commerce, is accelerating at an unexpected pace-so quickly that in the next few years the majority of devices accessing the Web will be wireless and most e-commerce will be m-commerce, analysts predict. Compaq meets these burgeoning needs for ultimate mobility. Its end-to-end wireless offerings range from wireless handheld and notebook access products to wireless local area network (LAN) and wide area network (WAN) PC Cards and access points for the enterprise-and to business-critical systems running the core network infrastructures of the world's major carriers.
Compaq bundles the hardware, software and services necessary to implement complete wireless solutions. "Customers are in search of a company that truly understands the technology and what it takes to make it work to their advantage. Compaq is that company," said Jerry Meerkatz, VP and general manager for wireless at Compaq.

A top-25 innovative wireless company
Citing these capabilities, Unstrung, an influential voice in the wireless industry, recently named Compaq one of the Top 25 Most Innovative Wireless Companies.
"Better than any major equipment manufacturer, Compaq understands the wireless revolution," said Josh Newman, president and editor of the Unstrung.com online magazine. "Their successes, like the iPAQ, come from being able to integrate their client-side knowledge with their immensely scalable network-infrastructure products. No one is capable of serving both consumers and carriers as well as Compaq."
Compaq builds its wireless strategy around its renowned product quality, powerful Intel processors and sophisticated Microsoft applications-all currently embodied in the new Evo notebook PC family and the highly successful iPAQ Pocket PC. These products connect to printers, servers and other peripherals wirelessly.
Using innovative MultiPort modules that integrate the radio and antenna into a single assembly, Compaq notebooks already offer wireless LAN connectivity using the 802.11b (Wi-Fi) standard or personal area networking (PAN) using Bluetooth. Increasingly, Compaq notebooks and handhelds will offer LAN and WAN connectivity, with high-speed wireless WAN MultiPort modules slated for shipment in the first quarter of 2002.

The iPAQ Pocket PC achieves wireless networking, expanded memory and other increased functionalities via Expansion Packs that simply slide onto the handheld.

Increasing access to the financial world
Many of the world's largest financial institutions now deploy Compaq wireless products to significantly increase their access to online financial consumers. On Wall Street, brokers and traders use Compaq wireless devices to stay in touch with the market and the Internet.
In a short time, the Compaq iPAQ Pocket PC found a home at a leading stock exchange, at major banks and at well-known brokerage houses, each of which offers the functionality of iPAQ Pocket PC wireless technology to sales forces, customers and clients. A leading brokerage is purchasing the iPAQ wireless devices for high net-worth customers who need access to the markets and investment information on a regular basis.
Another well-known customer is working with Compaq to apply iPAQ Pocket PC wireless technology to fixed-income trading. Still another Compaq partner is customizing the technology to reside on traders' PCs so they can make calls from their desktops-doing away with an $8,000 phone system and enabling the firm to place communications technology wherever it wants.
Compaq also partners with leading financial-application developers to deliver total end-to-end solutions for customers looking for a single point of accountability. Most recently, the company teamed with 724 Solutions to provide wireless access for banks, brokerages and other financial institutions.

With vast expertise in corporate computing and enterprise messaging, Compaq is ready to lead the emerging wireless data revolution.

INNOVATION CONVERSATION
Compaq CTO Shane Robison on wireless challenges Although wireless communications subscribers are quickly growing in number, many challenges lie ahead in making the wireless Internet a reality. Compaq CTO Shane Robison spoke with inform recently about these issues.

inform: What challenges face today's wireless infrastructure?
Robison: To handle growth, there will be major changes in the way wireless networks operate. This means major infrastructure changes, such as migrating from circuit-switched technology to packet-switched technology-thus making the foundation of the wireless network similar to the Internet. The two combine to make wireless broadband Internet, and in the process closely align the telecommunications and computer industries. We see three key areas of wireless infrastructures that must be addressed: personal area networks, local area networks and wide area networks.

inform: What about speed?
Robison: Speed continues to be a major issue, particularly in transaction-based sessions with many wireless technologies, but is improving with emerging standards and technology directions such as Wi-Fi and 2.5G.

inform: And security?
Robison: Security may be the biggest stumbling block for the adoption of mobile e-commerce. The key to the success of wireless applications is trust: users, carriers and content providers need to be confident that they can reliably identify each other before engaging in wireless transactions, that wireless payment information is secure and that reliable digital transaction records are readily accessible.

inform: Could you give us an example?
Robison: Of course. Unlike wired LANs, wireless LANs broadcast signals outside the premises, opening up a potential security hole for ambitious hackers. And the wireless encryption protocol (WEP) isn't a perfect solution-researchers at the University of California at Berkeley recently demonstrated four methods of consistently breaking the highest level of WEP encryption. So a firm needs to position its wireless LAN access point outside the firewall and maintain a VPN gateway to give mobile employees access to corporate applications.

inform: Wireless technology seems to be deluged by emerging standards today.
Robison: The area of wireless standards-such as Bluetooth, WAP and WEP-certainly is a hot topic today. Some are saying that too many standards are causing confusion and fracturing the opportunity for an easier worldwide rollout of the wireless Internet. This is true to some degree, but I think it is important to realize that each standard serves a specific purpose and function at a given price point. I think what we will start to see, particularly in the area of wireless cellular, is consolidation of those standards.

inform: Despite these challenges, will the future bring about the transparent wireless information access we're all hoping for?

Robison: Yes. We see a future that is unfettered by cables and wires and offers compatible systems that work with each other, not against each other. To get there, wireless solutions companies will need to focus on providing tools that help their customers become more productive and enable them to leverage the power of the Internet, wherever they are.

GET MUST HAVE DATA... ON OR OFF THE JOB
iPAQ Pocket PCs help Autodesk sales force go wireless
More than 2,500 members of Autodesk Inc.'s worldwide sales force and channel partners are going wireless with iPAQ Pocket PCs for real-time access to the latest online sales and product information.
"Our vision is to eventually provide sales information in a completely wireless environment," said Ray Piontek, VP of U.S. channel sales for Autodesk, the leading provider of PC design software and digital content creation tools. "If our initiative is fully implemented, we hope these iPAQ Pocket PCs will be the primary tools for business communications between Autodesk and our resellers." Using the iPAQ Pocket PC, Autodesk sales reps can answer customer questions more accurately during meetings. They can wirelessly transport sales tools, such as contact details, white papers, FAQs and brochures. Channel partners can generate reports and place orders from the field.
Along with its iPAQ Pocket PCs, Autodesk will use wireless mobile technology from Brience to extend the capabilities of its IT infrastructure, enabling the company to support a range of wireless Internet devices without the need for a costly investment. Brience software recognizes mobile device requests and bandwidth capacity and repurposes Autodesk's Web content for viewing on the handheld screen.

Compaq and SAP add speed to mobile e-business
Customers can speed deployment, reduce implementation costs and increase productivity with a new pilot--the Compaq Mobile Business Starter Solution--created in partnership with SAP AG, the world's leading provider of e-business software. Incorporating mySAP Mobile Business Solutions, the Compaq Mobile Business Starter Solution delivers immediate access to a variety of enterprise applications on the iPAQ Pocket PC and iPAQ BlackBerry Mobile Email Solution. Available now in North America, the Compaq Mobile Business Starter Solution will roll out in Europe later this year.

Driving the next wireless revolution
The clear benefits of wireless communication have already sparked widespread adoption of mobile phone and voice-based technologies. The future will bring broad adoption of mobile data access products-- particularly mobile corporate data solutions such as e-mail and wire-free access to corporate intranets and Web-based applications.
Compaq now leads the industry with best-of-breed partnerships for key wireless technologies and with innovative access devices such as the iPAQ Pocket PC and new Evo notebooks, enabling users to work at peak efficiency from anywhere in the world.
With vast expertise in corporate computing and enterprise messaging, Compaq is ready to lead the emerging wireless data revolution, and has deployed the world-class services organization necessary to help customers benefit from next-generation wireless connectivity.

THE PERFECT BLEND: COMPAQ AND STARBUCKS
Starbucks customers at many of the company's retail locations in North America will soon be able to do more than settle in to enjoy their favorite brew. They'll also be able to access broadband content and services through innovative Compaq wireless devices such as Compaq iPAQ Pocket PCs. Eventually, about 70% of Starbucks' U.S. stores will be equipped for wireless Internet access.
To implement the innovative mixture of technology and lifestyle it envisioned, Starbucks needed to partner with a company offering technology depth and broad services options. It selected Compaq as the in-store Internet access device provider, as well as the primary and preferred strategic provider for information technology for its 4,100 stores and its Seattle headquarters. As part of the agreement, Compaq will deliver enterprise class servers and storage solutions, in addition to desktops, laptops and iPAQ products.
"Starbucks chose to partner with Compaq to leverage the power of two great brands as we enhance our customers' in-store experience through leading-edge technology," said Starbucks Chairman and CEO Howard Schultz.

Largest U.S. specialty coffee retailer selects Compaq to create breakthrough wireless access for customers.

A WIRELESS GLOSSARY
Here are some terms that pop up frequently in the wireless world, and their definitions.

IPv6--Internet Protocol, version 6, is seen as critical to maintaining Europe's competitiveness in the upcoming third-generation (3G) wireless market. Those networks will need "always-on" phones and, therefore, a glut of addresses to run personalized services. With IPv6, IP addresses are lengthened from 32 to 128 bits. This extension anticipates the considerable future growth of the Internet and provides relief for the impending shortage of network addresses. In this always-on world, users will place increasing importance on security and privacy.

3G--The emerging third-generation wireless technology uses Internet-like packet switching rather than circuit switching and reduces bandwidth requirements.

2.5G--This bridge technology between 2G and 3G uses circuit switching for voice, but sends digital data via packet-switching technology.

2G--Second-generation digital wireless technology replaces analog, requiring much less spectrum/bandwidth, but the call still operates in a circuit-switched environment. (TDMA, CDMA, PDC and GSM are the prevalent digital technologies for 2G.)

Wi-Fi--Also known as 802.11b, Wi-Fi (short for Wireless Fidelity) wireless LAN technologies provide high-speed (11 Mbps) access and are becoming increasingly common, not just in offices and campuses, but in public places such as airports, hotels, even Starbucks. Wi-Fi takes a conventional, wired, high-speed Internet connection and redistributes it wirelessly inside a room or building with little or no loss in speed. With traditional Ethernet topping out at 10 Mbps, Wi-Fi can be faster and less costly than wired Ethernet.

Bluetooth--Bluetooth is the prevalent technology used in PANs (Personal Area Networks), the basic purpose of which is to eliminate local wires so users can work in a tangle-free world. Bluetooth offers almost 1 Mbps communications speeds over 10 meters using little power.

WAP--WAP (Wireless Application Protocol) is a specification for a set of communication protocols that standardize the way wireless devices, such as cellular telephones and radio transceivers, can be used for Internet access, including e-mail, Web surfing, newsgroups and Internet chat.

CDPD--Cellular Digital Packet Data is a specification for supporting wireless access to the Internet and other public packet-switched networks. It's one of the wireless network technologies used to deliver the Compaq iPAQnet Mobile Internet service for the iPAQ Pocket PC and Compaq notebooks. CDPD enables users to stay constantly logged on to the network for fast access to the Internet and Internet e-mail.

 .NET--Microsoft.NET is a trend potentially converging with wireless. Microsoft's vision behind .NET encompasses the idea of having your information available wherever you want to go. This includes future cell phones, TVs, Tablet PCs and notebook PCs. With .NET, your information will be there with you, available in the context most appropriate for what you need to do-wherever you are, whether you're working or at home or on the road.

"Better than any major equipment manufacturer, Compaq understands the wireless revolution. Their successes, like the iPAQ, come from being able to integrate their client-side knowledge with their immensely scalable network-infrastructure products. No one is capable of serving both consumers and carriers as well as Compaq."
--Josh Newman, President and Editor of Unstrung.com

"Customers are in search of a company that truly understands the technology [wireless] and what it takes to make it work to their advantage. Compaq is that company."
--Jerry Meerkatz, Vice President and General Manager for Wireless at Compaq

[PAGES 56-58] INTERNET DEVICES

WHAT ELSE CAN YOU DO WITH A COMPAQ IPAQ POCKET PC?
Quite a bit-from managing customer data, to fighting forest fires, to navigating highways and more, the mighty Compaq handheld does it all.

Renowned for its power, functionality and broad versatility, the industry-leading Compaq iPAQ Pocket PC has become the jack-of-all-trades of handhelds. Compaq works with a variety of innovative companies to help iPAQ Pocket PC users keep pace in today's fast-moving business environment. These new applications help users manage their customer data, programs and presentations -and even fight forest fires, navigate the highways of America and save time at their favorite restaurant.

Siebel Sales Handheld for CRM
To enable mobile sales professionals to access vital sales, marketing and service information whenever they need it, Siebel Sales Handheld for Pocket PC extends Siebel eBusiness Applications to the point of customer contact. Now mobile sales forces can access all that information at any time, from anywhere.

Businesses can combine Siebel Systems' eBusiness Applications with Compaq Global Services, the Compaq iPAQ Pocket PC and Compaq ProLiant servers, for an end-to-end CRM solution.

Add Java with JeodeRuntime
Insignia Solutions has made Java technology available for the iPAQ Pocket PC. Add Insignia's JeodeRuntime Java VM (virtual machine) environment in a simple, inexpensive online transaction at compaq.handango.com/JeodeRuntime. Then you can experience the Web's dynamic PersonalJava-compliant content, including games, chat, personalized news tracking, real-time stock quotes, sports news, financial calculators, puzzles and more.

Display PowerPoint files with Presenter
For a presentation in the palm of your hand, Presenter, Inc. provides free, downloadable software-the iPresentation Mobile Converter-that makes Microsoft PowerPoint files viewable on the iPAQ Pocket PC. You can display slides in landscape mode and navigate through presentations using an automatically generated table of contents or thumbnail images of your slides.
> For more information, see: special.presenter.com/compaqmcdownload.html

Project with Voyager VGA PC Card
After you've installed the iPresentation Mobile Converter, add the optional PC Card Expansion Pack and the Voyager VGA Adapter, from Colorgraphic, to project high-impact presentations from the iPAQ Pocket PC. The card supports Super VGA output at 800x600 resolution with 256 colors. Coupled with an award-winning Compaq Microportable Projector, the result is a complete mobile presentation system weighing less than six pounds.
> For more information, see: compaq.com/products/handhelds/presentation.html

Firefighters add handheld to arsenal
When fire burned more than 10,000 acres in southern California's Cleveland National Forest, the iPAQ Pocket PC's digital mapping capabilities helped firefighters minimize damage. Mobile GPS technical specialists used them to collect and display real-time fire-perimeter data and document damage-assessment information by flying daily helicopter flights and recording accurate geographic coordinates into the pocket-sized systems. They now use the handhelds-replacing 10-pound laptops plus paraphernalia-routinely.

GPS lowers costs for business travelers
Pocket CoPilot 2.0 from TravRoute provides business travelers and commercial fleets with nationwide GPS navigation and turn-by-turn route guidance on iPAQ Pocket PCs. Leveraging spoken instructions, a rotating map display, automatic route recalculation and an extensive street database, Pocket CoPilot finds the best route-improving over-the-road productivity, operating costs and customer service.

Speeding restaurant service
The Red Casual Diner in the heart of Sao Paulo, Brazil, provides fast, flawless service using iPAQ Pocket PCs equipped with a wireless network card and software by Tango. Now Red's staff can take orders by touching the handheld's screen and sending the data immediately by radio frequency to printers at the bar, kitchen and cashier. They don't lose time writing orders and searching bar codes, and they minimize billing errors.

Linking Asian banking delegates
In addition to enabling wireless computing and access to the Internet and corporate information, iPAQ Pocket PCs provided more effective communications for delegates to the recent Asian Development Bank Conference in Honolulu. Participants from 59 countries used iPAQ Pocket PCs to access an ambitious wireless network, the first of its kind assembled at the Hawaii Convention Center for such a large-scale event.

COMPAQ DOUBLES HANDHELD MARKET SHARE, RISES TO NO. 2
Millionth Compaq iPAQ Pocket PC ships as sales grow substantially
Success in corporate sales in the second quarter of 2001 helped Compaq more than double its share of the handheld market from the first quarter of the year, according to Gartner Dataquest. Strong gains helped the Compaq iPAQ Pocket PC rise to second place behind Palm, which lost significant market share since the first quarter of the year.
Compaq took a bite out of Palm's lead by increasing worldwide market share of the powerful iPAQ Pocket PC in the second quarter, 2001 from 7.8% to 16.1%-leaping over Handspring's 10.7% share to become the world's second-largest maker of handheld computing devices.
In Western Europe, Compaq almost closed the gap with Palm, capturing 30.2% of the market, compared with Palm's 32.3% share in the second quarter.

Strong corporate opportunities
Despite the strong consumer shipments of the past, the consumer market is less profitable and not likely to grow as fast as the corporate market, which should see tremendous growth as packet-switched wireless e-mail capabilities are added next year, according to Gartner Dataquest.
"The corporate market offers the greatest opportunity for PDA vendors," said Todd Kort, principal analyst of Gartner Dataquest's Computing Platform Worldwide group. "PDA vendors that do not have a strong enterprise strategy will miss out on the bulk of market growth over the next year."

iPAQ Pocket PC shipments rise 62%
While rival makers of handhelds faced slowing demand, unit shipments of the iPAQ Pocket PC rose 62% in the second quarter from the first quarter of this year, as Compaq shipped 450,000 handhelds in the second quarter, compared with 278,000 units in the first quarter.
In June, Compaq shipped the millionth iPAQ Pocket PC and showcased innovative wireless data and voice capability, becoming the first company to show a wireless data- and voice-enabled handheld computer that can be used around the globe.

"The iPAQ meets the demanding requirements for prolonged fire perimeter mapping. The internal lithium-ion battery will last for about 10 to 12 hours. The color display can be read in bright sunlight. Map data can be stored on the internal 64MB of RAM or by sliding the iPAQ into a PC card expansion pack."
--Tom Patterson, Fire Management Officer, Joshua Tree National Park, CA

NEW COMPAQ IPAQ INTERNET PRODUCTS AND SERVICES
From home to office, access and functionality continue to grow
The Compaq iPAQ family of innovative Internet devices for home and office has grown with new personal music players, Internet Appliance offers, a ROM update for the iPAQ Pocket PC and expanded mobile Internet capabilities.

Compaq iPAQ Personal CD Player PCD-1
For mobile audio aficionados who want their entire music collections available at home or away, Compaq offers the iPAQ Personal CD Player PCD-1, the most full-featured portable MP3 CD player available. Users can listen to recordable CDs (CD-Rs) and rewriteable CDs (CD-RWs) that hold up to 150 songs in MP3 format or 300 songs in WMA format-20 hours of music on one disc. The PCD-1 also plays traditional compact discs and includes an FM tuner, plus rechargeable batteries. Connect the PCD-1 to a home stereo and, with its built-in infrared remote control, you can manage the listening experience from across the room.

New Compaq iPAQ Home Internet Appliance offer
Compaq iPAQ Home Internet Appliance models IA-1 and IA-2 deliver simple, convenient Internet access-perfect for first-time buyers. Now with MSN Companion 2.0, the Home Internet Appliance provides broadband support, as well as home networking, to meet growing needs for access in the home. New lower prices include six free months of MSN Internet service. And, with up to nine e-mail addresses and new multi-user logon capability, family members can sign in from either their Home Internet Appliance or home PC (running MSN Explorer).

Upgrades for the iPAQ Pocket PC
Only the Compaq iPAQ Pocket PC lets users upgrade its core operating software. The latest ROM update boosts the performance of the world's most powerful PDA by adding QStart and QMenu enhancements, greater audio quality, USB driver improvements and more. It's available, free, at: compaq.com/support/files/handhelds/us/index.html
Expansion Packs enable iPAQ Pocket PC users to add capabilities-such as CDMA wireless network access-via PC Cards and CF (CompactFlash) Cards. And in North America, Sierra Wireless now offers iPAQ Pocket PC support for its Sierra Wireless AirCard 510.

PREMIER MOBILE INTERNET-WITH COMPAQ, MOBILE INTERNET SERVICES KEEP GETTING
BETTER:
> Worldwide tri-band GSM/GPRS wireless data-and-voice functionality will let iPAQ Pocket PC users browse the Internet, manage e-mail wirelessly, send and receive short messages and enjoy full mobile-phone functionality.
> The always-connected Compaq iPAQ BlackBerry Wireless Email Solution now offers wireless Internet and POP3 e-mail access on the iPAQnet Mobile Internet service. > Compaq has enhanced the iPAQnet Mobile Internet wireless service with premier content from ABC News, BusinessWeek, ESPN, USATODAY.com and Yahoo! in North America.

Compaq recently shipped the millionth iPAQ Pocket PC.

[PAGES 60-61] SMALL/MEDIUM BUSINESS

PARTNERING WITH COMPAQ PAYS OFF FOR SMBS
Small and medium-sized businesses turn to Compaq to harness technology strengths and economies of scale

For small and medium-sized businesses (SMBs) that want the full power of an IT department without the costly overhead, Compaq delivers the computing solutions that growing companies need to compete in today's challenging markets.
According to research firm IDC, small businesses are growing and increasingly using the Internet to conduct e-commerce and customer outreach. To address this need, Compaq has launched a global SMB organization to make it easier for small businesses to purchase, deploy, manage and harness the power of the Net.Compaq's SMB team has drawn on the company's diverse technology strengths and economies of scale to tailor a set of aggressively priced solutions to the needs of growing businesses. These solutions gain a competitive edge from Compaq's first sub-US$1,000 ProLiant server, new notebooks, value-priced microportable projectors and powerful iPAQ Pocket PCs.

Server reliability passes test
A Technology Business Research study shows that Compaq scores very high-and well ahead of its competition-in hardware reliability.
This Compaq strength recently kept a family business functioning after a six-alarm fire. In Phoenixville, Pennsylvania, corrugated-packaging manufacturer Box King Products suffered a nearly nine-hour fire during which sprinklers soaked and destroyed most of its office equipment.
Yet its ProLiant servers survived the deluge with data intact. Box King's ProLiant 1600 servers remained online throughout the fire, and enabled the company to serve its customers until replacements arrived in the form of next-generation ProLiant ML370 systems.

Chosen by Latin Business Association
In other SMB news, Compaq has become the Latin Business Association's preferred technology provider, delivering hardware and technology solutions-including ProLiant servers, desktops and iPAQ Pocket PCs-to the largest Latino business organization in the U.S. The LBA represents more than 440,000 businesses in southern California.
"Compaq believes that embracing technology is important to the success of Latino small-business owners in the new digital economy," said Gustavo Eichelmann, VP and general manager for the Compaq Enterprise Business Group. The Compaq partnership will help the LBA accelerate its role as catalyst for development opportunities, educational workshops and advocacy-program formation to foster SMB start-ups and growth.

Compaq scores very high-and well ahead of its competition-in hardware reliability, a strength that recently kept a family business functioning after a six-alarm fire.

COMPAQ BUSINESS TOOLS HELP INC.'S FASTEST-GROWING COMPANY
Chart-topping Parson Group grew 35,633% in five years
Many small and medium-sized businesses throughout the U.S. aspire to make Inc. magazine's annual list of fastest-growing privately held companies. Parson Group LLC, the company that topped the list in 2000, credits Compaq hardware with helping the Chicago-based operational consulting firm achieve 35,633% growth over the past five years.
"Compaq stability and reliability helped us earn the Inc. 500 award," said Parson Group's Maribeth Ward, vice president, Information Technology. "Our systems infrastructure needed to grow exponentially in order to support the revenue growth. Compaq hardware made that possible."
Along the way, Parson Group expanded from one to 13 offices and grew from US$200,000 in revenue to $71.3 million.
"We pride ourselves on our high-touch approach with customers," Ward said. "Internally, it requires that we leverage technology at every turn."
Today, that technology includes 20 Compaq ProLiant servers running Microsoft Windows NT/SQL, Great Plains software and the Portera tool for Internet-based professional services automation. On the front end, Parson Group relies on Compaq Deskpro PCs and Armada notebook PCs. Approximately 650 consultants use a mix of software, including Microsoft Office, Microsoft Project, Visio and Lotus Notes.
"We have to be able to react very quickly and immediately support decisions to open new offices or expand an office," said Mike Shuber, IT manager. "Compaq was, without a doubt, our first choice of hardware providers.
We can't worry about equipment breaking down."
From its inception, Parson Group has relied on Compaq hardware and CDW, a direct solutions provider authorized to sell Compaq products.

PROLIANT SERVERS READY FOR NETWARE 6
Compaq provided hardware and engineering support to the Novell, Inc. development teams as they designed, developed and tested the newest version of NetWare (NetWare 6) released last quarter.
This close engineering relationship ensures that Novell software runs best on the Compaq ProLiant Server, which Novell used as its key NetWare development platform.
NetWare 6 brings non-stop access, Net-ready security and scalable high availability to networked information. It enables users to access file, print and other storage resources as one Net across all types of networks-corporate, public, wired and wireless-storage systems and client desktops.

SUBSCRIBE TODAY!
Compaq's DirectLink e-newsletter is an excellent resource for SMBs-it makes doing business with Compaq easier
DirectLink iNdex is your online connection to a vast array of technology resources from Compaq. The monthly, e-mail-based newsletter provides click-speed access to support tools, product information and solutions links for SMB executives, corporate technology planners and consultants. In addition, it features top news stories, spotlights vital trends in the industry, includes special offers and promotions, monthly features and a regional events calendar. Stay up to date with the "quick access" links at DirectLink. It makes doing business with Compaq as easy as can be.
> To subscribe, go to Compaq's Web site for SMBs at: compaqbiz.com

"It's obvious that Compaq wants my business and will deliver the right tools to make my experience all that better. Thanks Compaq."
--John Grimsley, CEO Advisory Services, Arthur Anderson, commenting on Compaq's DirectLink e-newsletter

[PAGES 62-73] PROLIANT FEATURE

EXPERIENCE THE POWER
Welcome to a new era of performance and availability. Welcome to the world of industry-standard 64-bit enterprise computing.

MAXIMIZE PERFORMANCE WITHOUT COMPROMISE

ENTER: COMPAQ PROLIANT DL590/64 SERVER
Until now, the relentless performance, availability and scalability of a 64-bit platform seemed reserved for scientific and technical computing. No longer, thanks to the Compaq ProLiant DL590/64 server-the first in a revolutionary new line of Intel Itanium-based servers poised to redefine industry standards, business boundaries and enterprise potential.
The Compaq ProLiant DL590/64 server delivers many of the major enterprise-class benefits of 64-bit computing plus the vital price/performance, reliability and scalability features inherent to every Compaq ProLiant server.

Revolutionary industry-standard computing
Compaq ProLiant DL590/64 servers offer many reliable, productivity-enhancing technologies you will not find in other Itanium-based servers, including:
> Easy-to-service chassis
Designed and tested by a Compaq engineering team, the Compaq ProLiant DL590/64 server chassis features tool-free component and drawer removal and hot plug components with easy-access drawers, as well as separate processor/memory and media/power supply modules. Removal of the processor/memory and media drawers reduces chassis weight for easier rack installation. Hot-plug fans and front-loading power supplies simplify upgrades and replacements.
> Exclusive power distribution system
A breakthrough power distribution system provides redundancy with front-loading hot plug power supplies and intelligent failover, redundant 220V cords. The failover switch allows the Compaq ProLiant DL590/64 server to automatically switch to a second live-power feed in the event of a voltage drop.
> High-performing I/O subsystem
An enhanced I/O subsystem allows for 2.1GB throughput. 64-bit PCI Hot Plug capabilities include eight 66MHz slots and three 33MHz slots to permit unparalleled server availability and reliability. New ergonomic PCI Hot Plug push-buttons include optical switches instead of mechanical cams for higher reliability.
> Support for system management features
The Compaq ProLiant DL590/64 server supports a variety of life-simplifying management tools, including Compaq Insight Manager XE, a ROM-based Setup Utility and Remote Flash Redundant ROM.

No need to sacrifice space for performance
The advanced chassis and system design of the Compaq ProLiant DL590/64 server helps you maximize performance without compromising data center floor space.
Its dense 7U (12.25 inch) form-factor packs exceptional computing power into an exceptionally small footprint-with up to six servers rack-mounted in an industry-standard 42U rack. What's more, 24 Itanium processors and up to 384GB of memory require just 5.25 square feet of data space.
> Learn more: compaq.com/IA64 See related articles on pages 78-83.

TWO-WAY, YOUR WAY: COMPAQ PROLIANT ML370, DL380 SERVERS
The latest-generation two-way servers deliver unparalleled flexibility, availability and performance

With the redesigned Compaq ProLiant ML370 and DL380 servers, Compaq is setting a new standard for two-way computing with industry-defining availability and performance features. Here's how.

Compaq ProLiant ML370: a class of its own
Ideal for data centers and remote sites, the redesigned Compaq ProLiant ML370 server is in a class by itself. Consider its blazing performance, courtesy of the latest two-way Pentium III processing technology with 512K cache, plus triple-peer PCI bus architecture, 2:1 interleaved memory and integrated dual-channel U3 SCSI. All of which deliver the kind of performance you need for file and print, mail and messaging and other demanding business applications.
Of course, performance is of little value if your servers don't stay up and running. That's why Compaq has incorporated sophisticated industry-first availability features into the Compaq ProLiant ML370 server, including Hot Plug disk drives, redundant power supplies and fans, PCI Hot Plug slots, and all-new Online Spare Memory.
You say you need versatility? The Compaq ProLiant ML370 server offers you a choice of rack or tower deployments. Multiple bays and slots provide configuration versatility. The modular chassis and system design-along with the full complement of timesaving management tools like Compaq SmartStart and Compaq Insight Manager-make this one of the quickest, easiest servers in the industry to install, deploy, maintain and manage.

Compaq ProLiant DL380: less downtime, space
Do you want a powerful server? Or a small server? Now you can have both, thanks to the Compaq ProLiant DL380 server. This compact-yet-powerful server offers true enterprise-class availability and performance for demanding Internet applications-all in a space-optimized chassis.
No other dense server offers the same big-server performance capabilities. Along with its 2U form factor, the Compaq ProLiant DL380 server incorporates the latest Pentium III two-way processors, up to 6GB of 2:1 interleaved memory, triple-peer PCI architecture and embedded Compaq Smart Array 5i Controller. There's no compromise on availability, thanks to industry-leading Hot Plug PCI and redundant hard drives, plus power supplies and fans, as well as Online Spare Memory capability.
Minimal cabling and tool-free servicing-along with a host of Compaq deployment and remote management tools- make owning a ProLiant DL380 server as easy as fitting it into your data center, where it will be right at home as a domain controller, Web server, file and print or e-mail server-even running small databases.
> Learn more about Compaq ProLiant ML370 servers: compaq.com/products/servers/proliantml370Compaq ProLiant DL380 servers: compaq.com/products/servers/proliantdl380

 POWERFUL PARTNERSHIPS
To meet your high-performance computing needs today and in the future, Compaq is building on a number of key alliances and partnerships. We have worked closely with Intel, Microsoft and other software partners to drive the transition from 32-bit to 64-bit industry-standing computing. Here are just some of the ways our powerful partnerships put industry-standard computing to work in the most demanding data center environments--powered by Compaq ProLiant DL590/64 servers.

Operating System
> Microsoft Windows Advanced Server Limited Edition
> Linux on Itanium
          Red Hat Linux 7.1
          SuSE Linux 7.2
Database
> Oracle9i
> Microsoft SQL 64
Enterprise Resource Planning
> SAP R/3
> J.D. Edwards OneWorld
Business Intelligence
> SAS/Enterprise Miner
Backup Solutions

> Veritas/NetBackup 4.5
> Legato/Networker 6.1
Application Management
> BMC/PATROL
Clustering Technology
> Oracle9i Real Application Clusters
> Microsoft Cluster Server
> SteelEye LifeKeeper for Linux v3.1

ALL THIS AND GOOD LOOKS, TOO
Both the Compaq ProLiant ML370 and DL380 servers use Compaq's new enterprise product color scheme of graphite, carbon and silver. This new palette represents the culmination of a strategy to design and deliver enterprise products you can showcase in your data center.

STEP 1: START WITH INDUSTRY-STANDARD APPLIANCE SERVERS.

SOLVING REAL-WORLD CHALLENGES
Today, almost any company, large or small, depends on its IT infrastructure to manage and deliver content with flexibility, reliability and efficiency. But many factors-vast amounts of data, time-strapped IT staff, the difficulty of integrating components and the ever-increasing need for speed-conspire to make this challenge more complex. At the same time, users are demanding richer, more personalized content. And new services such as e-commerce, media streaming, Web hosting and remote access put relentless pressure on IT management to deliver business-critical content quickly and efficiently.
How do you meet these demands of the pervasive information age? Consider flexible solutions built with the Compaq TaskSmart family of intelligent appliance servers.

Optimized for success with specific business challenges
To create a total TaskSmart solution, Compaq TaskSmart appliances integrate seamlessly with Compaq ProLiant servers, specialized hardware and software to create sophisticated business solutions.
Built from industry-standard components for rapid deployment and cost-effective integration, the TaskSmart appliance servers deliver optimum performance and simplified management. Powerful integrated tools make it easy to deploy and manage file serving and storage, e-commerce, media streaming, remote access, Web hosting and more-all to help you create a fast and flexible service environment that exceeds user demands.
Whatever your real-world challenge, there is a TaskSmart solution ready to help you solve it.

C-SERIES APPLIANCE SERVER ACCELERATES CONTENT ACCESS
Advanced media streaming capabilities
As Web content becomes more media-rich, both public and private networks are feeling the pressure to expand usable bandwidth without upgrading their infrastructure. An optimized content acceleration solution, Compaq TaskSmart C-Series appliance servers revitalize the potential of your Internet infrastructure and deliver the richest media content-delaying the need for expensive network upgrades.
The TaskSmart C-Series appliance servers use caching technology to store frequently accessed content, including streaming media, at the network edge, closer to the user. It works like this: Caching static content on TaskSmart C-Series appliance servers allows a Web or e-commerce hosting provider to offload 50% to 80% of Web server requests and deliver a 10-fold increase in user downloads. This enhances user productivity by improving the media experience and accelerating access to critical information, making this the ideal approach for Web-based training, employee communications, e-commerce, or any application demanding fast delivery of media-rich content over any network.

Advanced capabilities
Preconfigured and pretested for out-of-the-box deployment, TaskSmart C-Series appliances combine Compaq ProLiant servers with Inktomi Traffic Server Engine industry-leading caching and streaming software, with support for a complete range of streaming media formats, including Real Media, Windows Media and QuickTime.
Quick and easy remote installation using the TaskSmart RapidLaunch utility and powerful remote management using Compaq Insight Manager, plus the Remote Insight Lights-Out Edition board, work to save time and expense.

Whatever your business needs, Compaq TaskSmart solutions offer the industry-leading performance, simplicity and efficiency you need to better leverage and enhance your business operations.

COMPAQ TASKSMART W-SERIES WEB APPLIANCE SERVER
The fast, easy way to build and grow Web hosting services
Well suited for small to medium-sized businesses and growing Web hosting services, Compaq TaskSmart

W-Series Web appliance servers offer high-performance
Web serving in a preconfigured, open Linux software and Apache Web server package.
Designed to eliminate the complexity and high costs associated with deploying and managing Web hosting, TaskSmart W-Series servers enable you to differentiate your services with rapidly deployed solutions, so you can react to ever-changing requirements and scale simply and effectively. As a service provider, you can gain your customers' confidence with secure, always-available browser-based administration. As an enterprise, you can provide a better quality of service to your user community. In either scenario, advanced data center management tools provide the control and flexibility you need to create a dynamic Web-service environment that strengthens your competitive advantage.

Deploy fast, manage easily
Like all the appliance servers in the family, TaskSmart W-Series appliance servers feature the TaskSmart RapidLaunch capability that remotely discovers the appliance in seconds and launches clear, simple configuration menus. Through an easy-to-use GUI, TaskSmart W-Series appliance servers also reduce management hassles. Secure remote management features allow complete control of the systems from anywhere in the world. You can also easily manage multiple Web servers with advanced system management and reporting tools.

COMPAQ TASKSMART NETWORK ATTACHED STORAGE (NAS) APPLIANCE SERVER
Optimized performance with streamlined management and deployment
Networked Attached Storage (NAS) offers fast-growing companies the ideal storage strategy-one that simplifies information management and optimizes performance. Compaq NAS products incorporate reliable, Compaq ProLiant servers with Compaq StorageWorks and SANworks for high-performing file serving and seamless industry-standard network integration. (Read more about Compaq's storage architecture and SAN solutions on page 101.)
Compaq TaskSmart NAS appliance servers provide a simple, scalable and highly available way to consolidate and grow storage within your existing infrastructure. These powerful-yet-cost-effective solutions are ideal for tackling the ever-present challenge of managing and growing enterprise storage. TaskSmart NAS appliance servers are preconfigured by Compaq, enabling you to deploy powerful file servers in minutes, yet still have the confidence that the system is correctly configured and optimized for peak performance. What's more, TaskSmart NAS appliance servers allow data to be shared by heterogeneous clients, providing support for Microsoft, UNIX, Linux and Novell environments.

Maximum availability, ready scalability
Fully integrated and tested, TaskSmart NAS appliance servers provide maximum availability in single-server configurations, with many redundant server and storage components providing extra protection. They also can be clustered, providing a no-single-point-of-failure solution for servers and storage. Scaling beyond 10 terabytes, the TaskSmart NAS appliance servers make it easy for you to grow your existing network infrastructure and still protect your existing investments. TaskSmart NAS appliances also integrate with the complete Enterprise Network Storage Architecture (ENSA) from Compaq, including Compaq SANworks Storage Area Networks (SANs).

"In addition to exceptional computers, Compaq solutions feature the best management and administrative software, such as Compaq Insight Manager. That's very important to us because, in the end, what it's all about is ensuring that we can maintain a 24x7x365 operation."
---Intellinet

STEP2: NOW BUILD A POWERFUL SOLUTION.

COMPAQ TASKSMART STREAMING MEDIA SOLUTION
Media-rich communications for your business
Streaming media can provide your business with a competitive edge by increasing communication effectiveness throughout your company. But implementing an enterprise-wide media streaming solution can be expensive and complex. Traditionally, it has required costly bandwidth upgrades and integration of diverse hardware and software, plus a host of ongoing systems, software and content management challenges. The Compaq TaskSmart streaming media solution allows you to overcome the challenges of streaming media and take immediate advantages of the opportunities.

Enhancing the media experience
The Compaq TaskSmart streaming media solution integrates Compaq TaskSmart C-Series and TaskSmart NAS appliance servers with industry-standard Compaq ProLiant servers, plus a VPN/Firewall gateway product and Compaq advanced management software with caching features to improve response time.
This solution enables you to create a high-quality media streaming service by effectively delivering high-bandwidth video and audio content to your user community. Even the richest content gets through without loss of integrity or impact to other data transmissions.

TASKSMART E-COMMERCE STOREFRONT SOLUTION
Enhancing e-commerce effectiveness
When e-commerce becomes a regular part of your business, it becomes increasingly important for your site to offer reliable performance and availability. Building and maintaining an effective e-commerce Internet storefront requires the ability to scale quickly so you can keep pace with sudden changes in your market and customer demand. The Compaq TaskSmart e-commerce storefront solution takes a simple, flexible approach to designing an effective e-commerce infrastructure.

Always open, always ready to grow
The Compaq TaskSmart e-commerce storefront solution incorporates Compaq TaskSmart C-Series and W-Series appliance servers and TaskSmart NAS appliance servers, plus SSL accelerator and VPN/Firewall gateway products as key components. It also includes a complete e-commerce storefront software package, with features such as catalog, shopping cart, campaign management, personalization and Web site analysis-so you don't have to purchase and integrate multiple products.
This solution helps you streamline and improve the performance of e-commerce operations, so you can expand your sales and market reach. It gives you the ability to dynamically scale a storefront application to meet changing customer demands-and still maintain a high level of availability. Built-in features enable you to analyze operations, manage site effectiveness and improve the security of e-commerce operations.

TASKSMART LINUX WEB HOSTING SOLUTION
Instant, scalable Web hosting
The ability to quickly deploy Web services enables you to address business opportunities faster and to provide superior customer service. But growing and supporting a Web infrastructure is not always easy. And, as new Web applications are deployed and demand for Web presence increases, sites must be easy to set up and scale.
One approach is to deploy the Linux/Apache platform, which takes advantage of the best that Open Source software has to offer. However, in the rapidly changing world of Linux, you can spend significant resources tracking source code changes and ensuring systems and applications are current and secure. The Compaq TaskSmart Linux Web hosting solution addresses these challenges-and makes it easy to deploy, implement and manage a Linux-based Web-hosting environment.

Just what SPs need
The Compaq TaskSmart Linux Web hosting solution incorporates Compaq TaskSmart C-Series and W-Series appliance servers and TaskSmart NAS appliance servers, plus SSL accelerator and VPN/Firewall gateway products.
Service Providers use this solution to create and grow a powerful and cost-effective Web hosting service. The TaskSmart Linux Web hosting solution includes the tools needed to maintain a high level of system uptime and meet user demands. This approach frees up valuable time and resources by reducing system design, deployment and maintenance requirements. Plus, it enables you to simplify the scaling and management of hosted sites, even as Web applications become increasingly complex.

TASKSMART VIRTUAL PRIVATE NETWORKING SOLUTION
Extending secure access through the Web
Secure and efficient remote access for employees, partners and suppliers is now an essential part of doing business today. Efficiency and productivity improve when it is easier for everyone to access data and applications.
The constant worldwide availability and favorable economics of the Internet make it an obvious choice for providing this access. However the implementation challenges can be significant. Re-architecting data stores and applications can consume your resources, and security threats are very real. Many companies struggle to provide secure remote access, using expensive, private point-to-point data transmission services, or maintaining costly and complex Remote Access Service modem pools. The Compaq TaskSmart Virtual Private Networking (VPN) solution takes a simpler approach to this complex challenge.

The benefits of the interconnected enterprise
Using Compaq TaskSmart C-Series and W-Series appliance servers and TaskSmart NAS appliance servers, plus SSL and VPN/Firewall servers as key components, this complete solution provides convenient, comprehensive and secure remote access to all users. It provides a step-by-step overview of everything needed to integrate server appliances, partner products and general-purpose servers to solve the challenges of remote access.
The Compaq TaskSmart VPN solution is ideal for supporting remote employee access to centralized resources such as e-mail and database applications. Because e-commerce Web sites require 24x7 access in case of hardware or software problems, the highly secure remote access management tools included with the VPN solution are critical to maintaining security. This solution provides the simplest and most cost-effective form of access for business partners so that, for example, a partner who supplies inventory management services can get easy, security-approved remote access to inventory control systems.

TASKSMART STORAGE CONSOLIDATION SOLUTION
Managing storage to maximize IT resources
Fueled by the surge in Internet access demands, businesses are facing unprecedented growth in data and applications-which in turn leads to a need to improve data storage management capabilities. To address these challenges cost efficiently, many businesses are consolidating and centrally managing storage to maximize IT investments and resources.
While the benefits of storage consolidation are appealing, implementation is not always simple or easy. Creating your own solution can quickly become overly complex-as you try to provide storage to a diverse user community, provide headroom to grow and ensure that the solution provides the requisite levels of availability. The Compaq TaskSmart storage consolidation solution directly addresses these challenges with a simple, powerful design. It allows storage to be managed centrally within existing networked environments, while providing file access to varying user types.

Grow with confidence
Compaq's storage consolidation solution is based on the TaskSmart Network Attached Storage (NAS) appliance server and is designed specifically to provide centralized data storage and management in a multi-protocol file storage environment.
You'll reap the benefits of simplified deployment, with a ready-to-go solution that eliminates the need for your IT organization to spend hours doing solution research, testing and optimization. You'll also realize improved storage efficiency and storage resources with consolidated and centralized management. Performance and reliability will improve as well, because consolidating storage in this way leaves your application servers free to focus all the processing power on applications while the TaskSmart NAS appliance manages file-serving functions. (Read more about Compaq's storage architecture and SAN solutions on pages 101-106.)
> Learn more: compaq.com/tasksmart

BUILDING A TASKSMART SOLUTION STARTS WITH A SOLID ARCHITECTURE
The Compaq TaskSmart storage consolidation solution is part of the Compaq Enterprise Network Storage Architecture (ENSA). This architecture encompasses the integration of Storage Area Networks (SANs), Network Attached Storage (NAS) and Direct Attached Storage (DAS) solutions to allow for more efficient storage management-at peak performance with lower total cost.
Compaq TaskSmart e-commerce storefront, VPN and streaming media solutions are built on the Compaq Distributed Internet Server Architecture (DISA). This multi-tiered architecture enables the scaling up and scaling out of Web, application and data resource tiers, providing high availability, dynamic scalability, manageability and security.

   ------------------------------------------------------------------------------------------------------------

   GET SMART. . . WITH COMPAQ TASKSMART SOLUTIONS
   ------------------------------------------------------------------------------------------------------------
   BUSINESS CHALLENGE?                                 COMPAQ TASKSMART SOLUTIONS ARE THE ANSWER.
   ------------------------------------------------------------------------------------------------------------
   How can you reach more employees with richer        Compaq TaskSmart streaming media solution built with
   content for training and corporate communications?  Compaq TaskSmart C-Series content acceleration appliance server and NAS appliance server
   ------------------------------------------------------------------------------------------------------------
   How can you deploy and grow Web services more       Compaq TaskSmart Linux Web hosting solution built with
   quickly and easily so you can leverage business     Compaq TaskSmart W-Series Web appliance server based
   opportunities and provide superior customer         on Linux Apache Web servers, C-Series content
    service?                                           acceleration appliance server and NAS appliance server
   ------------------------------------------------------------------------------------------------------------
   How can you build and maintain an effective         Compaq TaskSmart e-commerce storefront solution
   e-commerce Internet storefront?                     built with Compaq TaskSmart C-Series content
                                                       acceleration appliance server, W-Series Web
                                                       appliance server and NAS appliance server
   ------------------------------------------------------------------------------------------------------------
   How can you provide secure and efficient remote     Compaq TaskSmart VPN solution built with Compaq
   access for employees, partners and suppliers        TaskSmart C-Series content acceleration appliance server
   around the world?                                   W-Series Web appliance server and NAS appliance server
   ------------------------------------------------------------------------------------------------------------
   How can you improve the availability and cost-      Compaq TaskSmart storage consolidation solution built
   efficiency of business-critical file service        with Compaq TaskSmart NAS appliance server
   and storage?
   ------------------------------------------------------------------------------------------------------------


AT THE CUTTING EDGE: PROLIANT QUICKBLADE SERVERS
The new Compaq ProLiant QuickBlade servers cut to the heart of data center challenges without cutting corners. It's a classic case of demand exceeding supply. Data center operators need on-demand computing, but they don't have the floor space, the electricity or the manpower to keep racks and racks of servers up and running. Help is on the way--with the new line of Compaq blade servers code named QuickBlade.

SHARPENING YOUR COMPETITIVE EDGE IN THE DATA CENTER
Compaq ProLiant QuickBlade servers might be small, but they will be able to take on big data-center jobs. The complete portfolio of QuickBlade servers will include:
> Low-power servers at the front end for simple Web serving or applications like firewalls, gateways or DNS servers
> Mid-tier servers designed for performance applications like Web and ASP hosting, terminal server farms and media streaming
> Back-end servers for high-performance applications like SQL database serving, SAN and cluster nodes
Add in the fact that the QuickBlade portfolio of servers offers common management tools to address the business and architectural trends toward dynamic provisioning of hardware and software, rapid serviceability and virtual management, and it becomes obvious that QuickBlade is the tool for the next generation of data center computing.
> For more information, visit: compaq.com/proliant/quickblade

MANAGING CHANGING TIMES
Business trends drive data-center changes
While reliability, availability and scalability are still vital qualities of any successful server platform, companies today are facing a host of new challenges in the data center. The focus is on space and power efficiency as well as rapid deployment and provisioning. At the same time, IT organizations are looking for more scalable management, as they are tasked with managing large infrastructures of hundreds, even thousands, of servers with limited skilled resources.
In short, requirements for floor space, power and people often exceed resources. And these demands make having the right server management tools more important than ever.
Intelligent manageability is a key advantage of Compaq ProLiant servers, built from the ground up into every server and delivered through the Compaq Insight Management Suite of tools. When you have a server infrastructure that is that much easier to manage, it's suddenly easier for you to keep pace with change and to focus more intently on growing your business.

Always-on confidence
The Compaq Insight Management Suite enables you to increase your business velocity, maximize your IT resources and run your business with the confidence that comes with an "always-on" infrastructure. The suite includes a full range of tools and services to address the complete lifecycle management of your server infrastructure-covering every phase from planning and deployment through ongoing operations management and support, as well as managing change and redeployment.
Designed to be productive from day one, Compaq Insight Management tools help you proactively avoid downtime by alerting you to needed changes as well as potential problems. These are the tools you need to manage change and solve issues with minimal disruption to your infrastructure.
Compaq Insight Management tools enable you to respond quickly with added server capacity as new demands speed your way. You can also count on ready scalability-able to support large, expanding configurations with the sophistication to handle complex needs. Plus, you'll have the tools you need to manage growth without growing your IT staff at the same rate.
Flexibility is another key attribute of the Compaq Insight Management Suite. Compaq Insight Management tools are Web-based, which means you can manage your server infrastructure remotely-anywhere, anytime. Components are custom configurable to meet your precise management needs.

Bringing it all together
The Compaq Insight Management Suite can help you manage your total IT infrastructure. Yes, Compaq Insight Manager 7 is the nerve center for management of your Compaq ProLiant servers, but it also manages a full range of SNMP, DMI or HTTP-based devices, including other servers, desktops, workstations, mobile and networking devices. Compaq Insight Manager 7 runs on a Windows server or desktop, but it can manage a variety of operating system environments, including Microsoft Windows, Novell NetWare, Linux, Compaq Tru64 UNIX and Compaq OpenVMS. What's more, the Compaq Insight Management Suite includes integration modules for interacting with all leading enterprise platforms, including HP Openview, Tivoli Enterprise Console, CA Unicenter TNG and Microsoft Operations
Manager.

Global support speeds time to benefits
Delivered through Compaq Global Services and its partners, a comprehensive portfolio of Compaq Insight Management services enable you to take full advantage of the features and benefits of the Compaq Insight Management Suite. Services range from set-up and training for Insight Management tools to fully outsourced management services.

MANAGEMENT MADE EASY
Minimize unplanned downtime and maximize efficiency with Compaq Insight Manager
7. Compaq Insight Manager 7 combines the best of Compaq Insight Manager and Compaq Insight Manager XE to provide an easy-to-use, flexible, scalable and secure solution for managing Compaq ProLiant servers as well as desktops, workstations and portable systems.
You'll have Compaq Insight Manager 7 up and running on a Windows desktop or a server in minutes, giving you quick access to information on systems in your IT infrastructure from anywhere via a Web browser. From the easy-to-use and customized Compaq Insight Manager 7 home page, you are just one click away from Compaq Management Agents, Compaq Remote Insight Lights-Out Edition and Compaq Version Control Agents.
Compaq Insight Manager 7 works in conjunction with the new Version Control software to quickly identify which servers do not comply with your current standards for system software and lets you schedule updates as needed across multiple servers.
Compaq Insight Manager 7 offers best-in-class flexibility and scalability-scaling to manage up to 5,000 devices and 50,000 events. It's also a secure solution, supporting 128-bit SSL encryption for secure communications, and it supports Windows 2000 and Windows NT security for streamlined user administration and strong authentication.

Why "7" may be your lucky number
Delivered with every Compaq ProLiant server, Compaq Insight Manager 7 delivers proactive, scalable management across your computing environment. It helps reduce the cost of maintaining your IT infrastructure by providing proactive notification of problems-before they result in costly downtime and reduced productivity.
This industrial-strength tool is ideal for managing large or geographically dispersed server deployments from a central point-or when you need flexible notification and Web-based access to enable staff mobility and fast response times. Compaq Insight Manager 7 also enables you to manage a diverse collection of client and server platforms-including Compaq and non-Compaq devices. And, in conjunction with Version Control, it assists in versioning and updating Compaq system software across multiple servers.
> Learn more: compaq.com/manage

SIMPLY THE BEST
Pacific Information Systems says it built the management system in its new Network Operations Center on Compaq ProLiant servers using Compaq Insight Manager 7 for Tivoli Enterprise because Compaq has "the best architecture and overall server offering in the marketplace."
The new center, located in Portland, Oregon, is for the company's iTsunami division, a recently announced managed services provider. iTsunami manages the ownership lifecycle of servers and networks for clients on an outsourced basis, delivering the latest server technology without the hassles of ownership.
"We chose Compaq because, for our requirements, they have the best architecture and overall server offering in the marketplace," said Bradley Jaramillo, president of Pacific Information Systems. "Their solution is the foundation that enables us to deliver a highly reliable and cost-effective managed service to our customer base."

TAKE A LOOK AT THE COMPAQ INSIGHT MANAGEMENT SUITE
The Compaq Insight Management Suite packs a lot of management power:
> Compaq Insight Manager 7-the focal point for proactive system management across the Compaq product line and extending to non-Compaq systems
> Compaq Insight Agents-Web-enabled agents actively monitor and deliver health status and other management information when and where you need it
> Compaq Insight Deployment-in addition to the standard SmartStart rapid launch and the SmartStart Scripting Toolkit, Compaq has announced a partnership with Altiris to provide a range of tools and services for rapid, reliable multiple-server deployment and redeployment
> Compaq Insight Administration-Compaq Remote Insight Lights-Out Edition provides fully Web-based, hardware-based and operating-system independent lights-out server administration, enabling you to set up, update, troubleshoot and resolve issues remotely with minimal need to "touch the server"
> Compaq Insight Extensions-standards-based management modules that integrate with Compaq Insight Manager 7 and Insight Agents; for example, Compaq Version Control, which provides end-to-end process and tools for managing system software to maintain a consistent baseline, including the ability to update multiple systems
> Learn more: compaq.com/manage

WORK SMARTER, NOT HARDER
Compaq Intelligent Manageability Tools accelerate time to market for Globix Managed Hosting Solutions Internet-infrastructure provider Globix Corporation needed a flexible infrastructure with best-of-breed management technology in order to offer new managed hosting solutions with sophisticated technology. The New York-based corporation delivers superior connectivity, security and performance to companies capitalizing on the Internet. Seeking to enhance the value of its offerings, Globix launched managed-hosting and support services in the United Kingdom under the auspices of its subsidiary, Globix Ltd.
"In providing fully outsourced quality services, we must accommodate our customer's need for rapid, flexible, automated deployments and ongoing support," said John Christensen, manager of European operations for the Globix managed hosting division. "We selected Intelligent Manageability tools from Compaq because they help us to work smarter, not harder.

"Freedom to do more
Nearly 40% of the servers in the Globix London Internet Data Centers are Compaq ProLiant computers. Globix system administrators use the Compaq SmartStart Scripting Toolkit to shave hours off high-volume server setup. "For one of our customers, we used the SmartStart Toolkit to deploy 15 servers in three hours," noted Christensen. "That same process would take nearly eight hours without the Toolkit."SmartStart technology also saves time and effort when creating standard server configuration scripts-and is a tremendous aid in integrating operating systems for optimum reliability and performance.

Sophisticated monitoring from a desktop PC
Paired with the SmartStart Toolkit, the Compaq Remote Insight Lights-Out Edition board enables remote monitoring, further streamlining common administrative tasks. "We can effectively manage the server infrastructure from our desks-diagnosing problems, rebooting systems, updating firmware and tracking user activities remotely," explained Christensen.

Advanced tools heighten service levels
Achieving more with less, responding quickly to customer requests and performing consistently are certain to keep Globix at the forefront of the competitive managed-services industry. Armed with advanced management technology, Globix is positioned to take its offerings to a higher level. "Compaq management tools improve our managed-hosting infrastructure by providing a real-time environment in which to respond to our customers," concluded Damian Skendrovic, Globix director of channel sales. "We save on personnel costs while ensuring rapid time to market. We're pleased with the technology and the support we get from Compaq."

HOW IT WORKS
> Compaq Intelligent Manageability and server deployment tools, including SmartStart Scripting Toolkit v1.1, Compaq Remote Insight Lights-Out Edition board with Virtual Floppy Drive and Compaq Insight Manager XE management software
> Compaq servers, including ProLiant DL360, ProLiant DL380, ProLiant DL580 and ProLiant ML570
> Microsoft Windows NT 4.0, Microsoft Windows 2000 and Red Hat
Linux 7.0 operating systems
> Cisco switches and hubs
"Compaq was one of the first companies to offer management tools for servers and develop them into functional products. Other vendors don't feature a comparable product for their servers." --John Christensen, Manager of European Operations, Managed Hosting Division, Globix Corporation

[PAGES 74-76] WINDOWS

COMPAQ PCS ARE MICROSOFT WINDOWS XP-READY
Windows XP, the successor to Windows Me and Windows 2000, quickly finds a home on Compaq Evo and Presario systems
Microsoft will soon release Windows XP, the next generation of the Windows operating system. Designed to be the most stable and reliable version of Windows ever launched, Windows XP offers a much more user-friendly visual design based on a simple, task-oriented feature approach.
Compaq is prepared.
Both the Compaq Evo and Presario PC families are now Windows XP-ready, letting users benefit from the new operating system's efficient and dependable computing, new security and privacy features, better multi-tasking and more efficient design. Visit compaq.com/windowsxp/ready for details of the Microsoft Windows XP Ready Program from Compaq.
Compaq has been offering configure-to-order Presario desktops with Windows XP Home Edition preinstalled since last September and will make built-to-order desktops available when Microsoft launches the new operating system-expected to be the most powerful, robust and dependable Windows system ever.
"As a strong partner for over 15 years, Compaq has worked extraordinarily closely with Microsoft throughout the extensive development and beta-test phase of Windows XP," said Mike Larson, senior VP and general manager of the Compaq Access Business Group. "Compaq's number-one goal is to promote its broad desktop and notebook support for Windows XP across its commercial and consumer product lineups via

Microsoft's Windows XP Ready Program and by ensuring that Compaq PCs are easy to upgrade to this breakthrough new operating system when it ships on October 25."
Versions of Windows XP, successor to Windows Me and Windows 2000, include:
> Windows XP Professional, providing the advanced productivity tools a business needs, delivering the power to manage, deploy and support users' computing environments more efficiently than ever.
> Windows XP Home Edition, letting users experience more than they ever thought possible with a home computer and the Internet.
Additional equipment or services may be required for use of certain Windows XP features such as Internet access, networking, instant messaging, voice and video conferencing, application sharing, remote assistance, Remote Desktop (on Windows XP Professional only), sound, DVD video playback and Windows Movie Maker.

WHAT YOU'LL NEED TO RUN WINDOWS XP
Microsoft has based Windows XP on the powerful, secure and reliable Windows 2000 engine, and recommends:
> A PC with 300MHz or faster processor clock speed (233MHz minimum; Intel Pentium or Celeron; AMD K6, Athlon, or Duran; or compatible processor recommended)
> 128MB of RAM or more (64MB supported, but may limit performance and some features)
> 1.5GB of available hard-disk space
> CD-ROM or DVD drive
> Keyboard, Microsoft Mouse or compatible pointing device

"As a strong partner for over 15 years, Compaq has worked extraordinarily closely with Microsoft throughout the extensive development and beta-test phase of Windows XP." --Mike Larson, Senior VP and
General Manager, Compaq's Access Business Group

LESSONS LEARNED FROM A MAJOR WINDOWS 2000 MIGRATION
"The rush is on-Fortune 1000 companies are implementing the Microsoft Windows 2000 operating system enterprise-wide to take advantage of substantial improvements in power, reliability, functionality and manageability," says Tim Benson, Microsoft Windows 2000 internal worldwide program manager at Compaq Computer Corporation. Benson has some good advice for other companies planning to migrate to Windows 2000.
He stresses that the key to a successful migration to Windows 2000 is appointment of an integration team composed of experts in infrastructure, desktop migration, directory services, resource directory, account migration and applications. Team members must have the necessary influence and experience to drive the program. Help with conversion is available from Compaq Global Services.
> For scheduling and migration tips and information on how to get help from Compaq, visit: compaq.com/inform/issues/issue35/wind-at-000.html

HIGH AVAILABILITY-NOT JUST A HARDWARE/SOFTWARE ISSUE
The Microsoft Windows 2000 Datacenter Server operating system is designed for enterprises with mission-critical, large-scale server needs, where scaling and response times are crucial, high availability and site security are key issues, and system downtime can result in huge financial losses, not to mention loss of reputation.
But how does the IT director and/or chief information officer determine how available the systems must be and what consequence their non-availability may have on the reputation of a business and on its revenue? Often, demand for "highest" availability leads to too heavy a focus on the functionality of hardware and software, and yet selecting the right products is only a single element in the availability equation.
A weak link in a corporation's IT planning can arise from a failure to invest time in developing the appropriate processes and procedures that lay the foundation for high availability environments.
The Compaq/Microsoft partnership uses a combination of availability modeling tools and expertise to identify and assess availability risk impact. Your complete multi-vendor environment is analyzed. The current state of your IT installation is compared with your business and availability goals, then a course to achieve those goals is plotted. The six domains that impact availability-the hardware, system software, applications, network, physical environment and IT management practices-are focused on and examined.
Today, it is a business necessity that your strategic technology environment be available on demand. For Datacenter, and for the Windows 2000 server family generally, Compaq's combination of products and services, in conjunction with Microsoft, can achieve the levels of availability that your business needs, up to 99.999% where necessary.

COMPAQ DATA CENTER-.NET ENTERPRISE SERVERS
The combination of Compaq ProLiant servers with Microsoft .NET Server infrastructure continues the tradition of providing fully integrated business solutions that are stable, reliable, quick to deploy and economically advantageous. .NET is Microsoft's platform for building, deploying, operating and integrating

XML Web services for the next generation of the Internet.
Compaq Data Center solutions are based on the latest .NET Server infrastructure, which includes clusters and associated Enterprise Services. Here are some basic facts about the new Compaq ProLiant 8500 Data Center "Enterprise-Ready Cluster":
This Enterprise-Ready cluster solution was developed by Compaq and Microsoft to provide a highly reliable and available system for the most demanding customer environments. It is based upon a 4-node cluster of Compaq ProLiant 8500 Data Center servers, StorageWorks, Microsoft Windows 2000 Datacenter Server operating system, Microsoft SQL Server 2000 and Microsoft Exchange Server 2000. Available exclusively from Compaq, this system is being introduced through a limited promotional offering available to a select number of qualified customers.
The Compaq ProLiant 8500 Data Center "Enterprise Cluster" solution consists of a four-node ProLiant 8500 cluster running Windows 2000 Datacenter Server. Two nodes host SQL Server 2000; one node hosts Exchange Server 2000, and one node handles file and print responsibilities and also acts as a primary domain controller. StorageWorks SAN storage, racks, infrastructure and Compaq Global Service support packages are included in the solution.
This solution provides the main backbone upon which a .NET business infrastructure can be constructed. While it is organized into a fault-tolerant active/passive configuration, all nodes actually perform essential work required by the business while maintaining needed redundancy.
The "Enterprise-Ready Cluster" solution is tested by the Compaq Data Center Solutions engineering team in a custom proof-of-concept configuration for each customer. The solution is fully installed and tested in the factory and then shipped complete, allowing for rapid deployment. Compaq Global Services for installation and support are included with the solution.
Compaq Global Services offerings provide full lifecycle support for the Windows 2000 Datacenter Server deployment. They include design and implementation, planning, management and support of the network. The specific services bundled with the Compaq ProLiant 8500 Data Center "Enterprise Cluster" special promotion are:
> Data Center Enterprise Support Plan, four-node cluster for one year
> Windows 2000 Datacenter Server OS Update Subscription service for one year
> Windows 2000 Datacenter Server Installation and Startup, four-node cluster
> RAID Installation and Setup, MA8000
Available add-on services include:
> Planning and Configuration Services (readiness assessment, design review, planning and design)
> Deployment Services (pilot and implementation services)
> Maintenance Services (management and support and availability services)
With 28,000 service professionals in more than 200 countries, Compaq offers the most comprehensive 24x7 support in the business.

[PAGES 78-83]
Over time, Compaq's entire enterprise server family will transition to future 64-bit Itanium architecture to deliver the best in enterprise computing.

COMPAQ AND INTEL ACCELERATE NEXT-GENERATION 64-BIT SERVERS
When Compaq introduced the Alpha chip, enterprise computers got a 64-bit boost that redefined processing speed. Today, Compaq continues to accelerate the pace of computing, this time through an agreement with Intel.
The companies will combine Compaq's 10 years of 64-bit computing expertise with Intel's leading microprocessor design to accelerate the availability of next-generation enterprise servers based on the Itanium processor family. As part of the agreement, Compaq will transfer key 64-bit microprocessor technology and resources to Intel.
Compaq Chairman and CEO Michael Capellas said the pending merger between Compaq and Hewlett-Packard (HP) would support the Itanium technology roadmap. HP co-designed the Itanium processor with Intel, and both companies are committed to advancing this high-performance architecture based on open, market-unifying standards. "Together, Compaq and HP will drive a new cost and value model for enterprise computing," Capellas said.
Less than a month after the Itanium announcement in June, Compaq introduced its first 64-bit industry-standard server based on the Itanium chip: the ProLiant DL590/64 server. (See story, page 62.) As part of the multiyear technology and marketing agreement, Compaq will begin delivering a new family of enterprise servers based on the Intel Itanium processor family by 2004.
Compaq is converging its Tru64 UNIX and OpenVMS strategies on the Itanium architecture. Moreover, the new family of enterprise servers will support the NonStop Kernel, Microsoft Windows 2000 and Linux operating systems. These servers will deliver enterprise-level performance, a lower price to suit the cost-cutting initiatives of customers and a compelling roadmap to future server technology.
"The bottom line is: We're creating great customer value," Capellas said. "I believe this agreement represents the best of both worlds: advanced systems engineering expertise, clustering technology and global services from Compaq, and leading microprocessor design and volume manufacturing from Intel. The ability to deliver high-performance solutions-including fault tolerance, industry-leading systems performance, high application throughput and high-volume Web servers-on a single microprocessor architecture is nothing but good news for all of us."
Compaq and Intel have committed significant resources to a collaborative technology agreement to provide AlphaServer and NonStop Himalaya users with a smooth path to the Itanium processor. The agreement combines the microprocessor expertise and volume manufacturing of Intel with the systems and solutions technology of Compaq.
This agreement includes the porting of Tru64 UNIX, OpenVMS and NonStop Kernel operating systems, compilers, middleware and application development tools to the Itanium architecture and provides extensive support to customers and software vendors. Compaq will also continue to work with the open source community to ensure that future releases of the Linux kernel support the AlphaServer architecture.
Customers and industry watchers approved the move. "We applaud Compaq's bold announcement," said James McGuire, senior vice president at KPMG Consulting. "The decision to standardize on a single chip strategy is a solid business decision which places the company in a very favorable strategic position for the future. It's a win-win proposition for Compaq and its customers." Will Kostelecky, vice president of IT at Black & Decker North America, said, "We expect our investment in Compaq technology to be protected by a smooth transition to the new architecture, given the positive history that Compaq has with this type of major evolution." And Steve Leibson, editorial director and chief analyst at EETimes, noted that, "Compaq decided, correctly, that they are a system company and not a processor company."
Intel's Itanium processor, announced in May, has received widespread industry support, with more than 400 applications currently under development and numerous customer pilots in process. Targeted at the most demanding enterprise computing applications, the Itanium processor is the first in a family of 64-bit Intel products. Intel says this brand-new architecture offers the most significant new Intel development since the 32-bit 386 processor was introduced in 1985.
For Compaq, the Intel agreement is a major step forward in executing the company's strategy to deliver flexible, cost-effective solutions based on Compaq's world-class technology, global services and partnerships. This strategy directly addresses the challenges posed by a demanding, new generation of Internet applications.
Compaq's answer to these challenges is to build an enterprise infrastructure with modular building blocks, using a range of lower-cost Itanium-based servers at all levels. At the front-end: systems that can be rapidly deployed to meet the need for faster, more responsive Web services. At the back-end: high-performance, highly scalable servers to handle multiple terabytes of data with streaming audio, video and multimedia and massive databases.
"Having the Intel architecture from the front-end to the back-end will give customers the flexibility to scale-out or scale-up at any level," said Capellas. "This is very consistent with what customers want and quite frankly, what the future architecture of the Internet will be."
The agreement also helps Compaq meet another customer demand: simplification. Consolidating a wide range of enterprise servers on a single microprocessor architecture will simplify Compaq's entire product line- making choices easier for customers. It will also make support and training easier for customers and software developers-allowing them to spend more time on strategic business issues.
"Compaq now has the clearest and most complete server roadmap in the industry," Capellas said.

TRANSITIONING TO THE FUTURE
The Compaq-Intel announcement should have little, if any, impact on current Alpha-based environments or on any plans to expand that environment. For the next several years, Compaq's goal for Alpha-based systems remains unchanged:
to deliver improved performance and faster implementations of the Alpha microprocessor while delivering the most available, scalable systems at the lowest cost. Compaq continues to design and build new AlphaServer systems based on current and upcoming Alpha chip technology. Enhancements to the AlphaServer GS Series, which incorporate the new 1GHz EV68 Alpha processor, bear this out. (See story, page 84.)
The EV7 Alpha processor will power a new AlphaServer system, to be introduced late 2002. For investment protection, customers can integrate new Itanium-based servers into their existing computing environments. Or, they can continue to invest in Alpha-based systems for several years beyond the introduction of the last EV7-based system in 2004.
Customers using NonStop Himalaya systems based on the MIPS architecture can also expect a faster implementation of that processor. Upgrades will continue until the new family of Itanium-based servers is announced, which will include servers based on the NonStop Himalaya architecture.
The first Itanium-based ProLiant server, the ProLiant DL590/64, became available in September. The development of the ProLiant DL590/64 server reinforced Compaq's strategy for driving industry standards into the enterprise on its ProLiant platform. Building on the May announcement of the Compaq TrailBlazer program, a commitment to accelerate the early adoption of 64-bit industry-standard computing, Compaq also announced that several new, key independent software vendors are porting their applications to the Itanium architecture. Customers are also beta testing Itanium-based solutions in the program.

In 2004, the new family of Compaq servers will offer the full spectrum of Compaq operating systems, including UNIX, Linux, OpenVMS, NonStop Kernel and Windows 2000/Datacenter, on two high-performance enterprise server architectures based on the Itanium processor. These servers will deliver breakthrough levels of parallelism, availability and scalability for the most demanding enterprise computing environments.
> To learn more about the Compaq Intel initiative, visit: compaq.com/hps/ipf-enterprise


INSIDE ITANIUM: MAXIMUM HEADROOM
Capitalize on the power and flexibility of the new 64-bit processor from Intel The most significant advancement to the Intel architecture since the 80386, the Intel Itanium processor provides features that enable scalability, high availability, performance and investment protection for your enterprise computing environment.
The Itanium processor is the first product in the Itanium processor family based on the EPIC (Explicitly Parallel Instruction Computing) design technology, and it incorporates a number of innovative technologies and capabilities, including:
> EPIC technology means wider, faster pipes for faster execution of instructions or simultaneous execution of multiple instructions
> Maximum memory of 64GB allows applications to run totally in memory
> 3 terabytes of addressable kernel space increases application scalability and virtually eliminates bottlenecks
> High-floating-point processing capabilities extend a new level of performance to technical computing and business intelligence applications
> 4MB cache speeds processing and response times for data-processing intensive applications
> Elevated rate of secure e-Commerce transactions

Benchmarks tell the performance story
When compared to Sun UltraSparc-based systems in a series of recent benchmarks, the Itanium-based servers delivered superior performance across the board:
> Security Performance Coradiant Secure Transactions--The Itanium processor demonstrated world-class security performance for the most demanding e-commerce environments
> Transaction Processing--The Itanium processor leads again, with best-of-class 4-way transaction performance
> High-Performance/Technical Computing LinPack-1000 Benchmark and Scientific Computing Performance Sixtrack Benchmark @ CERN--The Itanium processor proved the leader in world-class floating-point performance in the most rigorous technical computing environments
> For more information on the Intel Itanium processor and detailed benchmark performance data:
intel.com/itanium

COMPAQ: DOING WHAT WE DO BEST
Intel agreement frees Compaq to focus on core competencies, streamline costs
The Intel agreement results from Compaq's extensive study of the IT market and evolving customer needs. Compaq made a strategic decision to redirect microprocessor development funds to areas where it could continue to add significant value: systems engineering, high-performance operating systems, fault tolerance, clustering, services and solutions. Processor development would be left to the world's leading chipmaker, Intel.
"By consolidating our enterprise servers on the Intel microprocessor architecture, it enables us to focus investments on those areas where we deliver the greatest value to customers," Capellas said. "Everybody gains, customers will have more cost-effective IT solutions, and Compaq will be free to focus our energies and resources on what we do best."
The agreement also allows Compaq to cut costs. "Any time you're in a relationship where you're free to focus on what you do best-and work with a partner to do the balance of it-there are significant cost improvements," Capellas said. "The Intel agreement will lower our costs substantially, starting almost immediately and growing over the next three to four years."
Based on its market survey, Compaq will use those savings to invest in an even richer set of solutions. This includes a strategic emphasis on IT services, an expansion of industry-specific offerings and solution "packages" that bundle everything from servers and services to support.
All these actions reflect Capellas's renewed vision for Compaq. "We've already established Compaq as an industry leader in product innovation and global delivery," he said. "Our vision now is to be the leading IT solutions provider."

Enthusiastic reaction from media, analysts and customers
Talking with customers around the world, Capellas said the response has been overwhelmingly positive. Customers such as Black and Decker, Corning, and the London Stock Exchange and software vendors such as Oracle Corp., said the agreement will strengthen their current and long-term investments in Compaq systems.

"The London Stock Exchange believes Compaq's decision to migrate the NonStop Himalaya platform to the Intel Itanium is a positive move that will protect the Exchange's investment in NonStop Himalaya-based systems in the long term. "--David Lester, President, London Stock Exchange

Enthusiastic reaction from media, analysts and customers
"Compaq's decision to embrace the Intel Processor Family across the board will establish the firm as the only vendor who can offer a selection of enterprise-class operating systems on the Intel platform... [The agreement] is a harmonic technology convergence that's good news for Compaq, Intel and IT customers."
--Terry Shannon, Editor, "Shannon Knows Compaq"*
*Not affiliated, endorsed or supported by Compaq.

"The arrangement with Intel removes a lot of complexity from their [Compaq's] system, takes a lot of cost out, and really simplifies the product line for customers. It allows them to focus on just providing good solutions at the high end, built around a single processor line-up."
--Art Russell, Tech Analyst, Edward Jones (from CNN Interview)

"Overall, by ushering Alpha to its natural omega, Compaq has positioned itself aggressively, imaginatively and strategically for many, many races to come." --Zona Research

"The combination of the technology and assets from the Alpha group at Compaq and Intel's market reach and manufacturing expertise will create what we all want- the best processor technology and the best price. With Compaq's added value at the system level, we anticipate their continued delivery of the very best in enterprise server solutions."
--Richard J. Fishburn, Vice President and CIO, Corning, Inc.

"The alignment of Intel and Compaq 64-bit servers on Intel's Itanium chip architecture is very good news for us. OpenVMS has always been a stellar operating system and this announcement puts OpenVMS back in the mainstream." --Cliff Pedersen, Manager Operational Support Systems, Suncor Energy,
Inc.

"The announcement between Compaq and Intel to incorporate Itanium
Microprocessors in Compaq High Performance Servers is very positive news for the healthcare delivery market and IDX. It is reassuring to know that mission-critical systems that run on the NonStop Himalaya/NSK and Alpha/OpenVMS platforms will be protected well into the future... As in the past, our customers' investments in systems that outperform the competition in access and availability is best met by Compaq."
--Robert Galin, Senior Vice President, IDX Systems Corporation

"I believe this agreement represents the best of both worlds: advanced systems engineering expertise, clustering technology and global services from Compaq, and leading microprocessor design and volume manufacturing from Intel."
--Michael Capellas, Chairman and CEO, Compaq

"This agreement with Compaq furthers our shared vision of delivering customer value by advancing high-performance, high-volume building blocks.
Our agreement will bring higher levels of performance, availability and scalability to systems based on the Itanium processor family."
--Craig Barrett, President and CEO, Intel Corp.

"For Compaq itself, Capellas said the agreement with Intel was the right choice from both an engineering and go-to-market perspective. "This is a defining point for Compaq," Capellas said. "The Intel architecture will allow us to take fundamental, quantum steps ahead to the next level of performance in enterprise Computing."

"AVNET ENTERPRISE SOLUTIONS ANNOUNCES "ROAD TO INTEL ITANIUM ARCHITECTURE"
IT infrastructure experts to build bridge to next-generation Alpha and Intel Itanium-based technologies Avnet Enterprise Solutions' "Road to Intel Itanium Architecture" program will help Compaq enterprise customers develop safe, flexible technical and financial roadmaps to optimize business-critical application performance and enhance the business value of technology investments.
For more than two decades Avnet Enterprise Solutions has been providing world-class implementations of complex infrastructures for Compaq customers. Today, through its technical and financial capabilities, the company is set to work with customers to preserve and enhance existing IT assets and plan for future investments in Tru64 UNIX, OpenVMS, NSK, and Windows OS environments. "Talk about a sweet spot. We applaud Compaq and Intel's agreement, which crystallizes our customers' technology roadmap for the foreseeable future," said Mark Zerbe, president, Avnet Enterprise Solutions. Compaq has partnered with Avnet Enterprise Solutions to assess, design and implement Itanium technology roadmaps. This enables Avnet Enterprise Solutions to leverage its unique suite of technical and financial services to minimize risk, maximize flexibility and optimize the use of capital for transitioning IT infrastructures. Technical and financial consultants will architect Compaq solutions as customers make IT changes. In addition, Intel architecture specialists are on board to help ensure a low-risk, highly flexible path to Itanium architecture.
> For more information on Avnet Enterprise Solutions, go to:
es.avnet.com

"Avnet Enterprise Solutions brings to bear all the technical and financial resources to help mutual customers benefit from the most advanced system designs at the lowest possible costs with complete investment protection."
--Dan Vertrees, Vice President, North America Partner Sales and
Marketing, Compaq

Avnet Enterprise Solutions, the well known IT infrastructure powerhouse, has announced its "Road to Intel Itanium Architecture" program to support Compaq and Intel's agreement to move Compaq 64-bit server families to Intel's Itanium processor family.

[PAGES 84-87] ALPHA

ALPHA: THE BEST 64-BIT COMPUTING JUST GOT BETTER
Now shipping with 1GHz processor

Building on the strong business momentum of its leadership in enterprise technology, Compaq recently announced significant enhancements to its AlphaServer systems. Compaq is now shipping its high-end AlphaServer GS series systems with the industry's first 1GHz, 64-bit processor.
In addition, Compaq has become the first company to offer customers the ability to mix 64-bit CPU speeds within a partition in a single system, an innovation that increases buyers' investment protection and streamlines upgrades.
These improvements allow IT departments to raise service levels in order to meet the increasing demands of their customers while gaining operational efficiencies that reduce the cost and complexity of managing system resources.
Other AlphaServer enhancements include a major upgrade to AlphaServer DS series systems, which are now available with an 833MHz, 64-bit Alpha processor.
The AlphaServer GS series and DS series systems support the Tru64 UNIX and OpenVMS operating systems. The AlphaServer DS series systems also support Linux, and a Linux ADK (Advanced Developers Kit) is available for the GS series systems.
"These developments underscore Compaq's decade of leadership in 64-bit computing," said Rich Marcello, vice president and general manager, Compaq High Performance Systems. "This leadership will continue as we introduce a new family of AlphaServer systems running on our next-generation EV7 Alpha processor next year and as Alpha microprocessor and compiler technology is added to Intel's Itanium processor family."
Data-intensive environments-from e-business to high-performance technical computing-now have the edge they need to meet increasing performance and availability demands.
> For more on the announcement, visit: compaq.com/alphaserver/announce/ july_01.html
> To learn more about the AlphaServer GS series, go to: compaq.com/alphaserver/ platforms.html
> For information about Tru64 UNIX operating system enhancements see pages 88-90.

New world record
Meanwhile, an AlphaServer GS320 system has proven its prowess by establishing a new TPC-C world record-processing 230,533 transactions per minute.
> See: compaq.com/alphaserver/gs320/gs320_tpcc.html

INTRODUCING THE NEWEST MEMBER OF THE ALPHASERVER ES FAMILY
AlphaServer ES45 systems: High-performance computing for commercial and technical markets The AlphaServer ES45 system delivers significantly increased performance over the industry-leading AlphaServer ES40 system, thanks to the synergy between the new 1GHz EV68C copper-based processors and architectural advances at the system level including more and faster PCI busses.

Users can expect to see a threefold increase in I/O bandwidth at 1.85GB/sec, up from 528MB/sec on the ES40, as well as a 50% increase in memory system bandwidth at 8MB/sec, up from 5.2MB/sec on the ES40.
The AlphaServer ES45 system offers the following form factors:

> A rack drawer that allows (5) ES45 systems to be included in a single rack enclosure for a total of 20 processors and 160GBs of memory
> The compact tower
> The pedestal with up to 1.4TB of storage
Due to its substantial increases in I/O and memory bandwidth performance, the AlphaServer ES45 system is the primary building block for the AlphaServer SC45 Supercomputers used by leading government, university and industry HPTC centers for science and engineering. The SC45 systems provide scalability from tens of GFLOPS to the fastest terascale computing systems in the world. The ES45s are also a solid foundation for e-business solutions, especially those requiring high-performance analytic computing, such as business profiling and analysis. For users looking to take advantage of the simplicity of deploying clusters, the AlphaServer ES45 is certified for Oracle9i Real Application Clusters (RAC).
At the same time, the highly competitive AlphaServer ES40 systems have been repriced, offering even greater value for customers who need power and performance, but not as much as that offered by the AlphaServer ES45. Users will see system prices reduced up to 21% due to memory price reductions of up to 35%.
> For more information: compaq.com/alphaserver/es45/

AT A GLANCE
AlphaServer ES45 System:
Processors         1.0GHz EV68
External Cache     8MB
                   (1.0GHz CPU)
Memory             125 MHz
                   8.0GB/s
I/O                4 PCI busses
                   64bit/66MHz
                   1.85 GB/s
SPECint2000        679 - EV68/1GHz
SPECfp2000         960 - EV68/1GHz
Operating          Tru64 UNIX V5.1a,
Systems            OpenVMS V7.3, Linux 2.4

COMPAQ ALPHASERVER DS10 NOW OFFERS FRONT ACCESS STORAGE CAGE Ideal solution for ISPs, telcos Delivering high performance in a low-cost modular system, the Compaq AlphaServer DS10 now offers a new storage option. The Compaq AlphaServer DS10 system is an EV6 Alpha-based single-CPU server designed from the ground up with ECC memory, remote console management, on-board IDE and embedded network ports. Its sleek 3U design allows it to be used as a desktop model or in a rackmount configuration and is ideal for Internet, ISP and telecommunications solution needs. With the addition of the new Front Access Storage Cage, the DS10 supports a total of 4 SCSI bays, 2 Front Access HDDs and 2 internal HDDs - for a capacity of 145GB. This new option offers more than twice the storage capacity and flexibility of HP's A Class machines and far more performance and storage capacity than Sun's U10S server. Internet Service Providers (ISPs) can afford to dedicate these low-cost, space-efficient servers to individual customers and/or applications. This strategy delivers more customers/servers per square foot, which means greater revenue generated from the same space. The Compaq AlphaServer DS10 is also significant for the high-performance technical computing (HPTC) market, ISV/software development, and university markets, as it incorporates high performance without the added costs associated with unnecessary components. The DS10 can be customized to the exact needs of almost any customer requirements.
> Go to: compaq.com/ alphaserver/ds10/index.html

Compaq is first with single-server support for multiple 64-bit CPU speeds.

STEP UP TO NEW TECHNOLOGY:
SPECIAL OFFERS ON ALPHA SYSTEMS AND UPGRADES

Buy a new dream machine
Trade-up to the AlphaServer GS Series and save up to US$80K or more. The fastest RISC server on the planet with revolutionary memory and switching architecture delivers unmatched performance and price/performance leadership. You'll get a great deal when you trade in an AlphaServer 8200, 8400, GS60 or GS60E model for a new GS series machine and your applications will get a big boost.

Sweeten the deal
Order Compaq's Priority Executive Service plan with your purchase and save 15% on the service that gets you started quickly and keeps you up and running.

More Alpha offers
The special offers table on this page shows just a sample of programs that are available today. Visit the Alpha systems special-offers Web site listed below for a complete list of programs, plus details on trade-in specials, promotions for higher education customers, Compaq Financial Services leasing solutions and more.
> For additional information on special offers and promotions, contact your Compaq representative or authorized reseller or visit: compaq.com/alphaserver/ promotions/

   ---------------------------------------------------------------------------
   ALPHA SYSTEMS SPECIAL OFFERS
   ---------------------------------------------------------------------------------------------------------
   ------------------------------------ --------------------------- ------------- --------------------------
   Program                              What to do                  Save up to    Benefit
   ------------------------------------ --------------------------- ------------- --------------------------
   ------------------------------------ --------------------------- ------------- --------------------------
   Upgrade your AlphaServer GS80,       Order a bundle of 1GHz      $60,000       Mission-critical
   GS160 or GS320 systems               processors and 8MB                        applications fly
                                        backplane cache
   ------------------------------------ --------------------------- ------------- --------------------------
   ------------------------------------ --------------------------- ------------- --------------------------
   Buy a new AlphaServer ES40 with 3    Order the system with 3     $16,500       Increase performance
   CPUs and get the 4th free            processors (667MHz or
                                        833MHz)
   ------------------------------------ --------------------------- ------------- --------------------------
   ------------------------------------ --------------------------- ------------- --------------------------
   Upgrade AlphaServer ES40             Order new 4GB memory        $10,000       Maximum memory capacity
   memory--get more than triple the      boards                                    (32GB) boosts
   trade-in value                                                                 application processing
                                                                                  power
   ------------------------------------ --------------------------- ------------- --------------------------
   ------------------------------------ --------------------------- ------------- --------------------------
   Trade in AlphaServer 2100 or 4100    Order a new                 $10,000       More than triple the
   systems for a new AlphaServer        state-of-the-art 833MHz                   performance,
   ES40--get a great trade-in value      AlphaServer ES40, include                 significantly improve
                                        installation and/or                       ROI, ensure installation
                                        startup services                          and/or startup services
                                                                                  are smooth and easy
   BONUS: Save 15% on CarePaq
   Priority Services when it's added
   to the order
   ------------------------------------ --------------------------- ------------- --------------------------
   ---------------------------------------------------------------------------------------------------------
   Limited-time offers are available in the U.S. only through DEC. 18, 2001.
   ---------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------

   Disclaimer: Program content and offering may change without notice. Only
   Compaq's or the Partner's official quotation to the customer constitutes a formal offering by Compaq or Partner. Compaq is not responsible for Partner's pricing and offering, which may vary from the program descriptions.
   ---------------------------------------------------------------------------------------------------------

HONG KONG SITE BOASTS 24X7 NEWS AND ENTERTAINMENT
TVB.com hopes to become Hong Kong's largest portal site
When Hong Kong's most popular broadcaster, TVB, decided to relaunch its three-year-old Web site to better address the needs of its audience and create a global, Chinese-language portal, the company enthusiastically opted for Compaq, declining offers from several leading rivals. They haven't looked back. TVB.com needed a platform that was open, secure and locally supported. It had to be powerful enough to meet short-term multimedia needs, yet scalable enough to grow and change with its audience. Compaq responded with a highly scalable storage solution, featuring two sets of clustered Compaq AlphaServer systems running the Compaq Tru64 UNIX operating system and more than 20 Compaq ProLiant servers running the Windows NT operating system and Compaq StorageWorks.
"We're very happy with Compaq ProLiant servers," said Tony Leung, TVB.com network administrator. "They are very reliable, powerful and flexible, while offering great investment protection as our needs grow." Although TVB.com's launch schedule provided just three months to implement the solution, Compaq Global Services rose to the challenge, working closely with TVB.com to ensure that each phase of the implementation and migration met the channel's demanding needs. Compaq Global Services is also helping TVB.com to investigate the feasibility of a video-on-demand Web service using streaming video technology.
"We sought a partnership arrangement with our platform provider that was much more than a simple vendor agreement," Leung says. "Compaq offered us the open and scalable platform and dedicated support services, which best met our business goals and objectives."

HOW IT WORKS
Compaq provides TVB.com with:
> Two mission-critical AlphaServer DS20 systems running Search Engineer
> Two AlphaServer ES40 database servers running Oracle database software
> More than 20 ProLiant servers running Microsoft Windows NT All in a secure, scalable, clustered solution with RAID Array StorageWorks products including a 2TB hard drive.

"Compaq met or exceeded our needs in every area."
--Tony Leung, Network Administrator, TVB.com

[PAGES 88-90] UNIX

COMPAQ ACHIEVES NO. 1 RAS RANKING
Beats IBM and Sun in composite cluster and single system high-availability study Compaq achieved the No. 1 ranking in composite cluster and single system high- availability RAS (reliability, availability, serviceability) in a recent report issued by D.H. Brown Associates, Inc.
In a two-part study conducted by D.H. Brown Associates, which looked at features and functions as well as cluster and disaster recovery capabilities, Compaq's overall composite score was 79.8% out of a possible 100%, followed by IBM at 76.2% and Sun at 73.6%. Compaq's top ranking underscores its unique ability to supply solutions to customers requiring the highest levels of availability and scalability now and in the future.
Compaq technology used in the study was its Tru64 UNIX operating system with TruCluster Server software on an AlphaServer GS320 hardware system with Compaq StorageWorks products (EMA12000). This study validates Compaq's Tru64 UNIX clustering leadership capabilities. Tru64 UNIX clustering offers a unique single file system with shared root that enables customers to achieve high availability with significantly reduced management effort.
> For further information, visit the Compaq Web site at: compaq.com/alphaserver/news/dhbrown_0701.html
> Learn more about the Tru64 UNIX on AlphaServer platform on a new Compaq video-CD that spotlights six diverse organizations and their real-world successes. Order your copy on the enclosed inform reply card.
ONE-STOP SHOP FOR FAST, COST-EFFECTIVE DELIVERY AND SERVICE
Compaq and Oracle streamline delivery of Oracle9i Database Real Application Clusters
Compaq and Oracle now offer Oracle9i Real Application Clusters certified configurations on Compaq AlphaServer and ProLiant platforms. With a single part number, customers can experience the unlimited scalability and total availability of Oracle9i Real Application Clusters technology on a preintegrated, preinstalled Compaq system.
This one-stop-shop approach gives customers a single low-cost clustering solution with a faster time-to-deployment at lower risk, and the ability to easily add more capacity as their business grows.
Delivered complete with Compaq StorageWorks systems, the solution combines a fully integrated, Compaq cluster solution and preinstalled Oracle9i Real Application Clusters database software.
"The combination of Compaq technology and Oracle9i Real Application Clusters offers our joint customers a deployment platform with unprecedented scalability and reliability, at a price point the market has never seen," said Michael Rocha, senior vice president, Platform Technologies Division, Oracle.
Oracle and Compaq recently announced a multi-year technology and business partnership to deliver clustered database server configurations based upon Oracle9i Real Application Clusters and Compaq Tru64 UNIX clustering technology. As part of this alliance, Compaq has introduced new, lower-cost, certified Tru64 UNIX-based AlphaServer configurations for Oracle9i Real Application Clusters and a unique "Nine Days Program" through which Compaq provides customers with a commitment to a running configuration within nine days of receipt of order.
Key Compaq partners delivering the ready-to-run Oracle solutions include:
Arrow/Wyle, Avnet, Pioneer and TotalTec in North America; and Magirus and Metrologie, serving Europe, the Middle East and Africa.
Also streamlining delivery is the joint expertise of Compaq Global Services and Oracle Consulting, which provides customers with a full lifecycle of service offerings through a single point of contact.

COMPAQ ENHANCES TRU64 UNIX ENTERPRISE OPERATING SYSTEM
Major enhancements to the Tru64 UNIX enterprise operating system offer its users even higher investment protection and cost-of-ownership paybacks. These new capabilities include:

> More flexible and powerful workload management capabilities for system managers, including Aurema's ARMTech technology, which enables dynamic allocation of resources to users or applications as well as auditing and reporting on run-rate utilization. Compaq Tru64 UNIX resource-management software enables system managers to meet service level agreements with in-house and external clients even with unpredictable workloads and ever-changing resources.
> The ability to mix 64-bit CPU speeds in AlphaServer GS Series systems and within system partitions. Compaq is the first server vendor to offer this capability, which allows system administrators to make optimal price/performance decisions in adding computing resources over time, boosting both flexibility and investment protection. This capability also applies to AlphaServer systems running the OpenVMS operating system.

> Support for disruption-free online add and remove (OLAR) of CPU in AlphaServer GS Series systems.
> Support for the industry-standard LAN-based cluster interconnect, which reduces the entry price for clustered Tru64 UNIX systems.

COMPAQ SETS NEW RECORD FOR TPC-C BENCHMARK WITH ORACLE9I DATABASE
Compaq continues to set new records for TPC-C benchmarks. A Compaq AlphaServer GS320 server established the TPC-C performance record for a single-system configuration. Running the Tru64 UNIX operating system and Oracle9i Database Enterprise Edition, the AlphaServer system achieved a record-breaking, 230,533 tpmC at $44.62/tpmC (transactions per minute) in the industry-standard benchmark, outperforming comparable systems from Hewlett-Packard, Sun Microsystems and IBM.

Oracle and Compaq 64-bit computing are a winning combination for fast-growing e-businesses.

LARGEST E-MARKET BUILDS BOUNDLESS B2B

PurchasePro hosts the largest business-to-business (B2B) marketplace on the Web. Currently serving 140,000 businesses of all sizes, PurchasePro offers the only complete solution for both buying and selling on the Web and delivers fully functional marketplaces with the fastest time-to-market in the industry. Powering its always-on, boundless marketplace is an AlphaServer platform from Compaq running a 6TB Oracle8i database and applications. "There's probably no finer platform available today for hosting an Oracle transaction-processing environment than a Compaq Tru64 UNIX-based AlphaServer solution," said Chris Benyo, senior vice president of Marketing and Network Services at PurchasePro. "Using an Oracle database running on Compaq Tru64 UNIX servers," Benyo continued, "we've created a universe that can connect thousands of buyers with thousands of suppliers. What I love about my relationship with Compaq is that I don't have to worry about it."
PurchasePro's B2B solutions extend the e-procurement efficiencies achieved by Fortune 500 businesses to all tiers of the market.
"PurchasePro offers a low point of entry," said Barry Joyce, vice president of Sales. "You can join the PurchasePro system if you have a PC and Internet access. We also scale up to serve large enterprises such as America Online, Office Depot and Sprint. And with our roots in Las Vegas and the hospitality industry, we include Hilton Properties and Best Western International among our customers."
As the e-procurement standard for the transaction-intensive hospitality industry, PurchasePro serves virtually every major resort in its headquarters city, Las Vegas, including the MGM Grand and the Bellagio.
"My customers won't tolerate downtime," said Joyce. "I need a solution with 24x7x365 availability. There's probably no finer platform available today for hosting an Oracle transaction-processing environment than a Compaq Tru64 UNIX-based AlphaServer solution.
"Our business-critical operating system, Tru64 UNIX, is well-established," Joyce continued. "And Compaq servers are dependable and easy to deploy and manage. We also value our Compaq gold-level support. And we're very excited about the Oracle9i Real Application Cluster offerings. These new systems will enable us to take our environment even further.
"Hands down, Compaq is the only solution for this kind of environment," concludes Joyce. "The future is simple: PurchasePro will rule the B2B space and Compaq will enable us to do it."
> Find out more at: purchasepro.com

HOW IT WORKS
> A Compaq Tru64 UNIX Cluster uniting an AlphaServer GS160 server and eight AlphaServer ES40 and ES20 systems runs Oracle8i databases and applications
> A Fiber Channel-based Compaq StorageWorks SAN provides 6TB total capacity
> A farm of 42 Compaq ProLiant DL360 systems running the Microsoft Windows
2000 operating system
> Compaq Global Services Gold software support provides 30-minute response time for critical callsBusiness results:
> Always-on business environment with 24x7x365 availability
> IT management efficiencies that lower cost and speed deployment of innovations
> Fastest time-to-market with e-procurement solutions
>Ease of customization to companies of all sizes and industries

PurchasePro's B2B solutions extend the e-procurement efficiencies achieved by Fortune 500 businesses to all tiers of the market.

[PAGES 92-93] LINUX

STRATEGIC INITIATIVES STRENGTHEN LINUX FOR THE ENTERPRISE

Compaq has initiated six strategic initiatives that further strengthen its commitment to Linux and the open source community. These initiatives are in response to global customer demand for commercially viable

Linux enterprise solutions. Compaq's goal is to assure customers that the Linux applications they deploy on Compaq systems will offer a superior level of interoperability, manageability and performance.
Leveraging more than two decades of experience in server clustering, Compaq is partnering with leading Linux players to deliver Beowulf clustering solutions on the industry-standard ProLiant server platform. This significant advancement enables companies of all sizes to build cost-effective supercomputer-like clusters ranging from 16 to 512 (or more) servers for compute-intensive applications. Also, Compaq has made its Single System Image (SSI) Clustering Technology available on Linux and is working with the open source community to make SSI clusters ready for production.
Further enhancing Compaq's long-standing global alliance with Oracle Corporation, the company is participating in the Oracle Linux Lab to optimize kernel development and performance. Compaq and Oracle are working on joint applications development and testing, as well as product development. One such proof point is the Oracle eBusiness Suite, certified and now available on a ProLiant DL580 industry-standard server running SuSe Linux.
Compaq's new Linux and Tru64 Affinity Program ensures interoperability and application mobility within mixed Linux and Tru64 UNIX environments. Customers can seamlessly implement a mixed Linux environment of Compaq ProLiant servers or AlphaServers running Tru64 UNIX with common user interfaces, applications and management capabilities. In addition, customers can protect their investments by developing applications on Linux and moving them to Tru64 UNIX or vice versa for increased reliability, availability, serviceability and overall lower deployment costs.
To meet the growing demand for qualified Linux system engineers, Compaq is adding an Accredited Systems Engineer (ASE) certification level for Linux to the Compaq Accredited Professionals Program and aligning its certification requirements with partners Red Hat and SAIR, with plans under way to include Linux Professional Institute (LPI). Compaq Accredited Professionals are trained to plan, deploy, troubleshoot and maintain their company's systems and solutions.
Last but not least, Compaq sponsored a contest for Linux developers, challenging them to create cool new Linux applications for the iPAQ Pocket PC handheld computer. Developers from around the world submitted their best work in the areas of business applications as well as games. The primary purpose of the contest was to recognize talented developers in the open source community, and perhaps to bring a great new application or two to market in the process.
> For more information about Linux at Compaq, access: compaq.com/products/ software/linux/

NEW LINUX NETWORK AND SECURITY SOLUTION FOR SMBS
Prices start as low as US$1,199
Compaq's Multifunction Small Enterprise Server is a next-generation, all-in-one network and security solution specifically designed for small and medium enterprises. The open source Linux-based solution combines the affordable, reliable ProLiant ML300 series server hardware with the award-winning, easy-to-use SME Server V5 with ServiceLink. Keep your network secure.
> Find out more at: compaq.com/inform/issues/issue35/linux-at-001.html

TRU64 UNIX AND LINUX PROVIDE A POWERFUL COMBINATION TO MEET ENTERPRISE NEEDS Compaq is helping to bring Linux into the mainstream by enhancing the affinity between Linux and Tru64 UNIX. Now that Linux is an established rising star within many IT departments, managers are implementing it more widely to take advantage of its free, customizable open source code.
But as these new Linux systems are rolled out, IT staff are finding their job is much easier if the corporate platform is anchored with Compaq's world-class Tru64 UNIX. Together, these two operating systems are capable of the most demanding enterprise challenges.
Compaq's Linux and Tru64 UNIX Affinity Program provides a level of interoperability and two-way application mobility that is unmatched in the industry. Applications can be developed on Linux and easily migrated to Tru64 UNIX as growth causes a need for more power.

TOOLS TO USE
The Affinity Toolset available from Compaq includes four components that provide interoperability and application mobility:
> Internet Express-top open source Internet applications for Tru64 UNIX
> Open Software Collection-the best open source applications for Tru64 UNIX
> Developer Tools-Compaq's leading portfolio of compilers and tools available on Alpha Linux
> Portability Tools-the latest addition to our Affinity suite, with KDE and GNOME desktops, cross-platform binary emulator, and much more
> Interested in taking Linux further into your enterprise?
For more information on the Linux and Tru64 UNIX Affinity Program and the Affinity Toolset, go to: compaq.com/affinity

[PAGES 94-96] OPENVMS


DELIVERING E-BUSINESS SOLUTIONS ON OPENVMS
Platforms built on industry-standard foundations are designed to match your organization's special needs for data sharing, technologies integration and collaboration.

Every enterprise has unique needs. To build and support a prosperous e-business, your IT and business needs demand more, requiring standards-based technologies that make it easier to implement and maintain.
To succeed in the e-business marketplace, there are three things you'll want to consider. You need to:
> Integrate current business operations across your enterprise
> Serve your applications and data to a wider audience of internal and external users
> Fully integrate with your supply chain to create a collaborative environment with your partners, suppliers and customers, up- and downstream To meet these needs, Compaq OpenVMS e-business solutions focus on the areas of data serving, integration and collaboration.
Compaq consistently improves the already high standards of OpenVMS availability and scalability to allow you to build on your current infrastructure-or start from the ground up-to make total business integration a profitable reality. And, Compaq, with its partners, provides the products and standards-based technologies that allow businesses to survive and thrive in the increasingly complex and demanding Internet environment.

Reliable data serving
To begin with, Compaq Secure Web Server is based on the highly popular Apache Web Server, currently powering more than 12 million Internet servers. The current release includes Tomcat-an extension that provides JSP and Java
Servlet support. Additionally, Attunity Connect allows access to and integration of data from multiple sources, on multiple platforms.
The latest version of the Java 2 Software Development Kit for OpenVMS Alpha provides major new features such as support for the Enterprise JavaBeans Architecture, while the Compaq Fast VM for Java 2, an implementation of the Java Virtual Machine, provides the best Java run-time performance on OpenVMS systems. While the latest version of COM for OpenVMS lets customers share distributed objects with any COM operating system, BridgeWorks version 2.0 for OpenVMS allows developers to create JavaBeans and Enterprise JavaBeans in addition to COM components, enabling organizations to integrate Web-based front ends or new object-oriented clients with existing programs.

Comprehensive integration
For enterprises wishing to integrate easily with other computing platforms and operating environments, Compaq will continue to offer a wide selection of middleware, Object Request Brokers (ORBs), and component technologies.
This includes IONA's CORBA-compliant Orbix product for OpenVMS, which can tighten business integration and offer new, dynamic workload distribution. Also, IBM's MQ Series product allows greater scalability, availability and usability of MQ Series applications on OpenVMS. Compaq's Reliable Transaction Router, a proven software fault-tolerant product, provides the ultimate 24x365 availability and security that globally distributed applications demand.
In the e-business world, the ever-expanding role of directories-a storage point for critical information on people, systems, network resources, applications, authentication certificates and databases-makes superior directory services an absolute requirement. The OpenVMS Enterprise Directory provides directory services for LDAP and X.500, allowing customers to find and access the information needed to run a successful operation, quickly, easily and securely.

Collaboration: Tying it all together
With Compaq OpenVMS, operating systems, technologies and applications are seamlessly linked together so that departments, divisions and companies can exchange information and collaborate effectively and securely.
Compaq and its partners are providing a set of technologies that enable collaboration at the enterprise level and beyond. The technologies include:
> BEA WebLogic, the industry-leading J2EE application server for developing, deploying and managing Java- based applications. BEA WebLogic simplifies development of portable and scalable applications, and provides interoperability with other applications and systems, (see About BEA, page 96).
> IONA iPortal Application Server, a J2EE-compliant application server based on IONA's ORBIX 2000 CORBA (see About IONA, page 96).
> NetBeans, a 100% Java development environment from OpenSource for OpenVMS. Customers can develop Java applications on and for OpenVMS using NetBeans, the open-source leader in integrated GUI development.

Open for e-business
Compaq continues to enhance both the OpenVMS operating system and its e-business solutions. OpenVMS solutions will continue to be supported on AlphaServer systems based on current and upcoming Alpha processor technology. Additionally, e-business solutions will be included in the port of OpenVMS to the Intel Itanium processor family.
Looking to the future, Compaq OpenVMS, together with its partners, will continue to provide the standards-based technologies that allow a business to survive increasing complexity as it evolves and grows into a responsive and secure e-business.
> Put e-business in your enterprise. Visit: compaq.com/openvms

Compaq consistently improves the already high standards of OpenVMS.

ABOUT BEA
BEA Systems is one of the world's leading e-business infrastructure software companies. More than 10,000 companies have chosen the BEA WebLogic E-Business Platform to keep them moving, flexible and future-proofed.
The BEA WebLogic application server V5.1 is currently shipping on OpenVMS. (V6.0 is being certified). WebLogic is popular with both Java-based software developers and users in the telecommunication, financial, pharmaceutical, healthcare, airline and service delivery industries for rapidly building, deploying and managing e-business applications.
> Visit: bea.com

ABOUT ATTUNITY
Attunity delivers the most comprehensive solutions for integrating and transforming legacy applications for e-business. Organizations are enabled with the power to leverage IT investments by automating and managing processes within the enterprise along with partners, suppliers and customers over the Internet.
Attunity Connect is an information infrastructure solution that provides built-in connectivity to data sources and applications across a distributed environment that can encompass different platforms and networks, as well as the Internet. Attunity Connect transforms legacy applications to support seamless information access from any source for new e-business initiatives.
>Visit: attunity.com

ABOUT IONA
IONA is a leading e-business platform provider for total business integration, and the market leader in CORBA/ORB-based software applications. IONA provides e-Business Platform, a set of integrated infrastructure solutions providing developers with the means to support, design, develop, implement and manage e-business Internet applications and other large-scale distributed projects.
E-business Platform provides users with a complete solution for end-to-end business integration inside and outside the firewall, including a J2EE-compliant application server, a mainframe and enterprise application integration suite as well as XML Web services, Java and CORBA development tools.
IONA's recently announced iPORTAL application server V3.0 is planned for release on OpenVMS. ORBIX 2000 V1.2.1, a CORBA-based ORB environment, is now shipping on OpenVMS.
> Visit: iona.com

OpenVMS, with its partners, will continue to provide the standards-based technologies that allow a business to survive and grow into a responsive and secure e-business.

[PAGES 98-99] ZLE

COMPAQ ZLE: CHANGING THE WAY WE DO BUSINESS
Global Services and its world-class partners deliver ZLE solutions globally Bottom line: Computers collect information that cannot be used. Either it's not easily accessible or the time when it would have been useful has passed. Businesses that find ways to use their information about customers, sales, production, distribution, competitors and all business events-from years ago to seconds ago-will gain a competitive edge.
With a Compaq Zero Latency Enterprise (ZLE) solution, businesses can see, know and act immediately. And, the word is spreading: Compaq can deploy globally, fast. And with a reorganized Global Services division, working alongside an extensive array of world-class partners, ZLE is poised to succeed-globally. Not since the days of mom and pop groceries have businesses been able to communicate more fully, instructively and instantly with their customers.
With an up-to-the-second view of enterprise-wide applications as well as customer information, e-businesses can respond to their customers' needs more quickly and appropriately. In summary, implementing a solution to increase revenue has never been easier.

As coming announcements will show, major telecommunications, retail and financial enterprises are capitalizing on the newfound competitive advantage of ZLE solutions. Compaq has a broad range of products, combined with leading-edge software and services, that make it possible to create and implement nearly any solution a customer needs.

Compaq Global Services
As managing principal of Compaq Global Services in North America, Mike Hill explains the benefits of Compaq ZLE solutions backed by NonStop Himalaya servers, "If a business knows enough about a customer, it can make sure that its marketing messages are tailored to things the customer will respond to positively. In other words, they will sell me things I want, not things they have. That's a powerful approach to marketing.
"Thanks to Compaq ZLE technology, customer relationship management has taken a giant leap forward. Real-time personalization enables businesses to interact with customers at every possible "touch point," responding online to customer clickstreams and in person to customer transactions with, among other things, up-to-the-second opportunities to sell similar products and to motivate customers to upgrade current solutions.
To better manage the design and implementation of ZLE solutions, Compaq has been reorganizing. Professional, Customer and Financial Services-three separate and highly successful service organizations-are now united as Compaq Global Services.
For businesses set to explore ZLE technology, Compaq Global Services provides a complete lifecycle portfolio to help plan, design, implement, manage and support that solution. Using customer-proven methods, Compaq Global Services works closely with IT teams to ensure that business needs are mapped to the right technology implementation. ZLE services incorporate all the requirements of a 24x7 mission-critical system from initial planning phases to successful deployment.

World-class partnerships
Compaq has established partnerships with 11 consultant/systems integration service (C/SI) companies worldwide, specifically to focus on ZLE pre- and post-sales support. In many cases, Compaq has teamed up with traditional competitors. As ZLE partners, they come to the market as a unified force, directed at customer satisfaction and so far are achieving remarkable results. Each of Compaq's C/SIs brings something different to the table. Lockheed Martin brings invaluable technical expertise at the back end, while Deloitte Consulting helps transform enterprises at the front end. All of the C/SIs are the best at something, with many excelling at every aspect of enterprise transformation, like EDS. While Compaq has the hardware and experience to implement a ZLE solution, its partners provide invaluable support in both consulting and technical implementation. The broad array of partners scans all levels of experience to complement Compaq.
Key partners relate to key industries. KPMG Consulting, for example, focuses almost exclusively on finance, and Cap Gemini Ernst & Young covers telecom. But although each of Compaq's partners has a preferred vertical industry, there are significant overlaps. EDS, for example, brings finance, communications, retail and manufacturing experience to the table. With multiple skill sets, partners can complement one another, Compaq Global Services and satisfy customers. Already, training courses are underway, where Compaq Global Services briefs select C/SIs on the particular strengths of the NonStop Himalaya platform and the various ways a ZLE implementation can work. Companies, such as Baldwin, Hackett & Meeks (BHMI), TATA Consulting Services, Roundarch and Opsol Integrators are forging ahead with implementations, already having NonStop Himalaya and ZLE specialists trained and ready to deploy.
In addition the delivery capabilities of Compaq Global Services have been significantly expanded through the incorporation of Digital India into the Compaq ZLE services practice, expanding expertise throughout Asia.
And plans are afoot to port ZLE technology to more platforms. A ZLE solutions center in Toronto is dedicated to developing all new ZLE platform prototypes for quick-start options. And this is just the beginning.
Compaq Global Services and its C/SI partners are working to ensure that businesses can leverage the full value of enterprise information to enhance their operations, extend their market reach, grow their profits and inspire their customers.
Need to get ahead of the pack? Integrate Compaq ZLE solutions.
> To learn more, visit: compaq.com/zle

HOW IT WORKS
The ZLE solution:
> Exploits the immediate exchange of information across geographical, technical and organizational boundaries
> Views the modern enterprise as a complex system, and treats divisions and departments and even external business partners as cooperating subsystems, wherever they are located

> Makes new information, captured by any application system in any workgroup, immediately available to all interested parties

> Is being implemented in a broad range of applications, including airline operations, supply chain management, factory automation, credit card processing, construction project management and IT consulting

COMPAQ BRINGS REAL-TIME CONTROL TO THE ENTERPRISE
ZLE--Fast, agile and in control

In the Internet economy, responsiveness is critical to survival. By making real-time information available to decision makers across an enterprise, Compaq's Zero Latency Enterprise (ZLE) solutions increase communication and cut unnecessary time.
ZLE simplifies an operation, connecting front and back office with customers and suppliers, providing immediate access to information across the enterprise. The net value, according to Roy Schulte, vice president and research fellow at Gartner Research, is that "You sell more and you have higher profits." Schulte, who wrote the definitive Gartner Research manifesto about the Zero Latency Enterprise, outlined the manifold benefits of a well-managed ZLE infrastructure. Recognizing the value of his vision, Compaq is making that philosophy a reality-a philosophy of agility, connectivity and saved time.
"An agile enterprise," Schulte explained, "responds more quickly and more accurately. Having better and faster access to more accurate data means you can make better decisions in all three directions: upstream, downstream and internally." Nicholas Gall, senior vice president and service director for META Group, Inc., agrees with Schulte, adding that Compaq with its Compaq NonStop Himalaya servers is far and away the only choice for ZLE solutions.
"I recommend Compaq's ZLE implementation to my users at the high end," said Gall. "With the NonStop Himalaya server, you can actually do real-time integration. It takes massive amounts of computational power to pull it off. That's why I only recommend the ZLE architecture with something like a NonStop Himalaya server behind it." The results are clear. As Schulte observed, "When you can put your hands on all the facts that each part of your enterprise knows, and assemble them in an intelligent fashion, then you're talking about real-time business intelligence." In the Internet economy, time is a competitive tool. Compaq ZLE solutions, backed by Himalaya servers, enable organizations to cut time-without losing it. How's that for securing a competitive edge?
> To learn more about implementing ZLE, visit: compaq.com/zle

"With zero latency, you have information that's fresher and more complete than the competition has."
--Roy Schulte, Vice President and Research Fellow, Gartner Research

[PAGE 100] HIMALAYA

GLOBAL BANKING: SECURE WITH COMPAQ

KEEPING YOUR FINANCIAL DATA SAFE WORLDWIDE

The Atalla A9000 NSP
Security concerns come in all sizes. That's why Compaq has enlarged its high-tech line of Network Security Processors (NSPs) with the new Atalla
A9000.
Midrange between the flagship Atalla 10000E NSP and the entry-level Atalla A8000 NSP, the Atalla A9000 ensures that the Compaq Atalla line represents the broadest range of NSPs in the industry.
The new A9000 provides 100-PIN (personal identification number) translates-per-second performance, combined with 10/100BaseT Ethernet interface capability. It supports the full banking command set including DUKPT, DES3 translate and verify, VisaCash, AMEX and EMV support.
Like all Atalla NSPs, the A9000 is mostly used to secure PINs over private networks for retail banking applications, providing a secure physical and logical envelope for cryptographic keys, algorithms and the data it protects. And like all Atalla NSPs, it complies with the federal specifications required by banks and the government.
Competitively priced, the A9000 NSP is supported by a one-year warranty and several service upgrade options.
> Be secure. Check out the latest from Compaq's Atalla Security Products
Group at: atalla.com

LEARN NONSTOP COMPUTING

In five easy minutes
Now there are two new easy ways to learn about the Compaq NonStop Himalaya system: the Five-Minute Primer and the NonStop Himalaya Web page.
If you're in the market for a server to support transactions, e-commerce or large databases of one or more terabytes, the Five-Minute Primer is an essential read.

A pocket-sized color brochure, the Five-Minute Primer provides concise, important information about NonStop Himalaya servers, including what they support, where they fit and a list of key applications and strengths.
Looking for an introduction to NonStop Himalaya servers? Head on over to the NonStop Web page for news, products, success stories and access to new solutions.
> To learn more about Himalaya servers, visit: nonstop.compaq.com and click on "Are you new to NonStop?" on the left-hand side of the screen.
> Check out the Five-Minute Primer at: nonstop.compaq.com/view.asp?IOID=5534 or request a copy on the inform reply card.

[PAGES 101-106] STORAGE FEATURE

ENSA COMPAQ'S VISIONARY ARCHITECTURE HAS BEEN ENHANCED
Building on the proven foundation of its extraordinarily successful predecessor, ENSA-2 provides a roadmap for businesses intent on using superior networked storage infrastructure.

It's all about business velocity
Compaq has led innovation in the network storage industry from homogeneous storage area networks (SANs) in 1997 to heterogeneous SANs in 1999 and open
SAN supported solutions today. With the introduction of ENSA, Compaq was the first to envision storage as a utility service and has subsequently delivered on that vision with 11 major product and solution launches. Today, Compaq is the acknowledged leading supplier of SAN-based storage systems.
Building on its original architectural foundation, Compaq has enhanced its ENSA storage utility to better help customers solve their most pressing storage challenges. The business solutions that ENSA-2 promises are summarized below. In order to deliver the enhanced storage utility, ENSA-2 embraces the following six advanced technologies that are designed to accelerate business velocity:

> DtS architecture (DAS [direct attached storage] to SAN [storage area network])-delivers the benefits of SAN technology to any-size business while providing investment protection for more than 1.5 million Compaq ProLiant servers.
> Storage network scaling-extends the ENSA storage utility to global proportions to support the pervasive information era by scaling Fibre Channel storage networks with IP networks.
> Universal network storage-provides storage users with the flexibility to choose between block and file access to best meet application needs by merging Network Attach Storage (NAS) with SAN in a common storage pool that is easily scaled.
> Storage-utility automation architecture-simplifies automated storage-utility management by implementing it independently of servers.
> VersaStor virtualization technology-enables storage without limits by providing a layer of abstraction between the logical and physical views of storage and data. Originally announced as SAN-wide block virtualization, this technology is being implemented across Compaq enterprise storage product lines to provide automatic, transparent data movement and management by high-level attributes. VersaStor technology is the engine behind ENSA-2 storage utility automation.
> Life-cycle data management-automates the life-cycle management of virtual data objects from creation to global distribution to copy coherency and archiving. Virtual data objects are convenient management objects defined by storage users and may consist of virtual disks, files, video streams, directories of files, etc. Virtual data objects are associated with high-level attributes and management policies, and automatically managed and distributed according to those attributes and policies.
> For more information: compaq.com/storage/ensa2vision.html

     ---------------------------------- ----------------------------------
     STORAGE CHALLENGE                  ENSA-2 SOLUTION
     ---------------------------------- ----------------------------------
     Explosive growth                   Storage network scaling
     ---------------------------------- ----------------------------------
     Management complexity              Storage virtualization
     ---------------------------------- ----------------------------------
     Skilled management resources       Storage management automation
     ---------------------------------- ----------------------------------
     Storage networking                 Commitment to drive
     interoperability                   open supported solutions
     ---------------------------------- ----------------------------------
     Total cost of ownership            Storage management simplification
     ---------------------------------- ----------------------------------
     Return on investment               Investment protection of
                                        existing infrastructure
     ---------------------------------- ----------------------------------


"ENSA has enabled Compaq customers around the world to increase business velocity by improving flexibility, efficiency and service levels. An ENSA storage utility is the foundation of today's successful business model. ENSA-2 will help customers take business velocity to the next level by enhancing the world's most successful storage utility architecture."

--Mark Lewis, Vice President, Enterprise Storage Division, Compaq

PUTTING COMPAQ SAN SOLUTIONS TO WORK

Compaq SAN meets medical center data management needs

One of the leading pediatric care facilities in the nation, Children's Medical Center of Dallas, faces data-management challenges familiar to many healthcare providers-and to most rapidly growing enterprises. Children's Medical Center's IT infrastructure supports a host of data needs, which include media-intensive applications for patient care, research and education. In addition to its rapidly growing population base and use of data-intensive materials, the medical center's data environment is further complicated by multiple platforms.
For its front-end system, which includes extensive patient information, Children's Medical Center chose two Compaq StorageWorks Enterprise Modular Array 12000 systems (EMA12000s) to provide external storage for 20 Compaq ProLiant servers. The StorageWorks EMA12000 systems support 2.5TB of storage capacity. "The medical center's materials are rather media intensive," explained Danny Tice, systems and operations manager Children's Medical Center, "and will become more so over time. It's important that we add storage on demand, without disrupting production systems. The modularity and scalability of the Compaq SAN allows us to do so. We can scale to any size."
On the back end, Tice and his team employ two Compaq StorageWorks Enterprise Storage Array 12000 (ESA12000) systems, supporting 1.2TB of capacity. "We want to take advantage of the availability and scalability of StorageWorks systems for our data warehouse as well," said Tice. The ESA12000s support two Compaq AlphaServer systems in an OpenVMS clustered environment, running Oracle database software.
"An important feature of the Compaq SAN is that it supports multivendor environments," Tice continued. "We configure our OpenVMS and NetWare servers into the SAN now, and we plan to integrate our Microsoft Windows NT servers next. We also know that we can integrate our Solaris platform when we're ready." The SAN engineering also allows Tice and his team to physically separate the hardware in Children's data centers. This reduces costs while increasing reliability.
A StorageWorks Command Console and a Compaq SANworks Management Appliance manage the Children's Medical Center SAN. "Together they give us a complete view of our storage," said Tice, "as well as tools for anticipating future growth of the system."

Insurance company benefits from fast and efficient Compaq SAN solution Information-intensive insurance companies face the constant challenge of supplying fast and efficient data-storage systems. National Travelers Life Company (NTL) put an end to data-throughput bottlenecks by implementing a Compaq StorageWorks SAN. The solution streamlines the efficiency of its batch and backup processes, improves overall data-processing efficiency and increases storage capacity.NTL invested in a highly scalable StorageWorks Modular Array 8000 (MA8000) system configured as a SAN with about 800GB of data (scalable to multiple terabytes) and HSG80 Fibre Channel controllers. The SAN acts as a common storage pool for the Compaq ProLiant and IBM servers, all running the Microsoft Windows NT 4.0 Server network operating system. The IT staff uses SANworks Enterprise Volume Manager (EVM) to execute a parallel backup strategy and StorageWorks Command Console to manage the SAN and allocate storage from a centralized workstation.
"Before implementing Compaq SANworks EVM, we were forced to wait for the backup to finish before we could start our batch cycle," explained Steve
Block, senior systems administrator at NTL. "Now, we're running the backup and the batch cycle simultaneously and, because of increased disk efficiency, our jobs are completed about 30% faster."
"Faster response means better customer service and competitive advantage," said Rita Pearl, NTL's vice president of Management Information Systems.
> For these and other stories: compaq.com/storage/customers.html

ENTERPRISE STORAGE SOLUTIONS
Compaq provides a variety of networked storage offerings to customers with heterogeneous operating system environments, including Compaq Tru64 UNIX as well as Microsoft Windows NT, Sun Solaris, HP-UX, LINUX and NetWare. Because Compaq products are based on industry standards, solutions are deployed with minimal risk and can be easily and cost effectively scaled to meet customers' growing business requirements.

Storage networking industry leaders forge breakthrough interoperability initiatives
Storage industry leaders Compaq, Brocade Communications Systems, EMC, Hitachi Data Systems, IBM and McDATA have announced several industry-changing initiatives that will provide storage product customers with the first qualified cross-vendor, interoperable storage networking solutions to come from the Storage Networking Industry Association (SNIA). The open SAN solutions qualified by the six companies consists of 128-port Fibre Channel fabrics that allow a variety of server platforms to access data residing on Compaq StorageWorks, EMC Enterprise Storage, Hitachi Data Systems Freedom Storage and IBM Enterprise Storage Server. One solution uses Brocade SilkWorm Fabric Switches and another uses McDATA ED-5000 Directors. Each storage system and its associated servers are logically partitioned into a vendor-specific data zone. The fibre channel fabric is shared by all four data zones.
> For more information: snia.org

"We need a storage solution to handle our multivendor environment-and grow with us cost effectively, while causing minimal impact on end users. The Compaq StorageWorks system-configured into a storage area network (SAN)-fills the bill for us."
--Danny Tice, Systems and Operations Manager, Children's Medical Center of
Dallas

ABOUT THE SNIA
The Storage Networking Industry Association (SNIA) is a not-for-profit organization, made up of over 200 companies and individuals spanning virtually the entire storage industry. SNIA members share a common goal: to set the pace of the industry by ensuring that storage networks become efficient, complete and trusted solutions across the IT community. To this end the SNIA is uniquely committed to delivering standards, education and services that will propel open storage networking solutions into the broader market.

"In addition to elegantly solving our IT problems, Compaq StorageWorks systems offer the best value and are easy to implement and manage."
--Rita Pearl, Vice President of Management Information Systems, National Travelers Life Company

ANALYSTS SHOW COMPAQ IS TOP STORAGE VENDOR
According to a number of recent studies by Gartner Dataquest and IDC, customers are turning to Compaq in large numbers for enterprise storage products. That's because Compaq storage products provide value and reliability for enterprise customers. The reports cover a variety of measurement categories, from number of storage area network (SAN) array units shipped to server-based storage revenue share and growth over the previous year. In almost all of the Gartner Dataquest and IDC findings, Compaq achieved top rankings. In addition, Compaq is one of only two storage vendors in the Leadership Quadrant of Gartner's highly regarded "SAN Integrator Magic Quadrant" analysis on enterprise storage leadership.
Although the various reports are based on data reflecting Y2000 performance, they offer ample evidence that a shift in customer attitudes is affecting the competitive landscape. "The enterprise storage space is going through significant redefinition in terms of what customers are buying," said Roger Cox, chief analyst with Gartner Dataquest.

STORAGE MARKET SHARE DATA 2000
Compaq   EMC      IBM      HDS      Category
1        10       4        17       WW disk storage system units shipped *
                                    (all server-based internal and external)
1        2        5        8        WW disk storage system TB shipped *
                                    (all server-based internal and external)
2        1        3        10       WW disk storage system revenue *
                                    (all server-based internal and external)
1        2        5        12       WW open systems disk storage system revenue *
                                    (open systems-based internal/external)
1        3        6        13       WW open systems disk storage system TB shipped *
                                    (open systems-based internal/external)
1        2        5        20       WW Windows disk storage system revenue *
                                    (WinNT/2000 server-based internal/external)
1        15       4        22       WW Windows disk storage system units *
                                    (WinNT/2000 server-based internal/external)
1        3        6        7        WW SAN-attached external controller-based
                                    RAID units **
2        1        4        5        WW SAN-attached external controller-based
                                    RAID revenue ***
2        1        3        8        WW external controller-based RAID revenue ***
1        4        7        NA       WW storage management software revenue
                                    growth among the top ten vendors ****
7        1        3        18       WW storage management software revenue ****

Source:
* IDC "Worldwide Disk Storage Systems Forecast and Analysis, 1999-2004," by Charlotte Rancourt and Eric

Sheppard, December 2000
** Gartner Dataquest research by Roger Cox, June 2001
*** Presentation by Roger Cox at Gartner Dataquest conference "Storage 2001 Organizing for Business Advances in a World of Networked Storage," June 11-13, 2001
**** Gartner Dataquest "2000 Storage Management System Software Market Share," 2001

STORAGE SOLUTIONS UPDATE
Compaq, Oracle make clusters simple to buy, expand, manage, run
Compaq recently announced the availability of Oracle9i Real Application Clusters Certified Configurations on the Compaq AlphaServer and ProLiant platforms. Users can now experience Oracle9i Real Application Cluster technology's unlimited scalability and total availability with a single part number, on a preintegrated, preinstalled Compaq system.
Delivered complete with Compaq StorageWorks controllers, arrays and Fibre Channel product solution sets, the combination of these fully integrated, SAN-ready Compaq cluster solutions and pre-installed Oracle9i Database enables faster time-to-solution and less risk in implementation.
Because it provides ample storage capacity on demand, the solution allows businesses to handle huge increases in customer data, large numbers of new users and exponential increases in transaction processing volume with no service or performance degradation - even with little warning.
As a total solution provider, Compaq provides one-stop shopping for the server and storage required, as well as software to manage it all.
> compaq.com/oracle/buy9iRAC

Compaq expands SAN leadership with new and improved storage products Industry's highest density storage array-The EMA16000 provides up to
12.1 terabytes of capacity in a single cabinet. It offers 33% more capacity in the dual bus configuration than the EMA12000, and twice as much capacity as the EMA12000 in the single bus configuration.
EMA16000 can be configured with the newly launched products including ACS 8.6-1 array controller software, StorageWorks SAN Switch Integrated /32 and /64, and McData's Enterprise Director Switch (ED-5000), allowing for larger, more flexible SANs and giving customers more choices.

Increased capacity and connectivity--The new HSG80 array controller software (ACS 8.6-1), used by the entire EMA family of storage arrays, now supports up to twice the storage capacity of its previous version. The new controller firmware also provides the foundation for larger, more flexible storage configurations with support of up to 24 servers (96 host ports) all on the same SAN-a 50% increase over the previous version.Operating system driver updates included in the 8.6 Solution Kits allow users to protect investments in existing IT infrastructure and ensure scalability in a heterogeneous environment. The Solution Kits support the newest versions of the industry's most popular operating systems.

Increased SAN connectivity and heterogeneous O/S support for larger SANs--By introducing support for the ED-5000 Director-class switch and StorageWorks SAN Switch Integrated /32 and /64, Compaq expands support for larger SANs and significantly increases their architectural flexibility.
Support of the ED-5000 is the first step of many future announcements for support of Director-class switches (fiber switches with built in redundancies). Compaq's storage solutions can now operate in mission-critical environments that typically use Director-class switches where fault-tolerant, high- availability and low-latency SAN fabrics are required.
The introduction of the StorageWorks SAN Integrated /32 and /64 provides 32- and 64-port connectivity for SAN environments. It provides high levels of connectivity, but at a much more cost-effective price point, while maintaining seamless integration with Compaq management tools.

SIMPLER SAN MANAGEMENT

Compaq has a new version of SANworks Storage Resource Manager (SRM) and an installation and startup service to help organizations get optimal performance from this powerful storage-monitoring tool.
Web-based SANworks SRM software automatically reports on storage capacity, consumption and availability across the network. It provides the detailed data analysis IT managers need to detect trends, foresee problems, balance resources and plan SAN expansion. Version 4.0 adds many new features, such as Windows 2000 and Novell NetWare support.
With expert help from Compaq, organizations can get full functionality from the software right away. Compaq SANworks Storage Resource Manager Installation and Startup Service does it all. A Compaq storage specialist installs and configures SRM server software and five or more agents over a three-day period and provides staff orientation. Two weeks later, the specialist returns and spends two days analyzing the data that has been collected and preparing a detailed report with recommendations for optimal use of the organization's storage environment.
The result? Organizations learn how to best optimize the storage in their environment, and they take full advantage of SANworks SRM's capabilities from the start.

> Learn more at: compaq.com/services/storage/st_res_manager.html and compaq.com/products/sanworks/srm/index.html

[PAGE 107] MOBILE COMPUTING

NOTEBOOKS FROM COMPAQ

Compaq's ongoing quality improvement initiatives make sure that its customers receive the highest quality Compaq Armada and Evo notebook computers. In fact, over a 12-month period, the number of service events for Compaq notebooks fell below the industry benchmark of 20%-proving that customers can depend on the quality of Compaq products.*
Early evaluation is a critical tool in ensuring quality. For example, in an evaluation of the Compaq Evo Notebook N400c, Compaq supplied 38 customers with new notebooks and tracked their responses. Based on their input, Compaq quickly resolved issues before production systems shipped.
In addition, Compaq takes what was learned from user experiences with previous products and incorporates it into the design process for new products for complete customer satisfaction.
*1999 Gartner Group, Inc. study, "PC Failure Rates: Client Questions and
Answers."

PC WORLD NAMES COMPAQ MP2800 "BEST BUY"
Compaq portable projector wins in "Under 5 Pounds" category
When PC World compared the image quality of three data projectors weighing less than five pounds, the "Compaq MP2800 clearly emerged as the top performer." According to the review, the Compaq projector "garnered the best overall ratings for text and graphics display" in both "the ambient light of an office environment and a completely dark room." The article also noted that the MP2800 projector's "unique upright design throws the projected image higher, too, which may eliminate the need to adjust the projector's height." PC World recommended the projector for "presenters who travel frequently and do lots of small-group presentations." This recognition is the latest for the portable projector, which won the "Best of Comdex" award from CNET/ZDNet in the fall of 2000.
--PC World, July 2001

AFFORDABLE PROJECTORS OFFER HIGH MOBILITY
Capitalizing on the success of the MP1800 microportable projector, Compaq introduces the new Compaq iPAQ MP1410 and iPAQ MP2810 microportable projectors, which offer high value and mobility, with integrated video, HDTV support, reduced noise and tripod-mount capability.
With the Home Theater Kit option, innovative families can connect their VCRs, DVD players, camcorders, HDTV sets and tuners to the iPAQ MP1410 projector for the ultimate in home entertainment. Pair a projector with an iPAQ Pocket PC (with the PC Card Expansion Pack and Voyager VGA Adapter) for the most mobile presentation package available-and it weighs less than 6 pounds.

Key features of the iPAQ MP2810:
> Superior portability at only 3 pounds (1.36 kilograms) and 118 cubic inches (1,937 cubic centimeters), so small it fits into most notebook PC bags-along with the notebook!
> Native XGA resolution
> Sophisticated, sleek tower design
> 1100 (ANSI), 1500 (Peak) lumens, among the brightest in the industry
> Quick-change lamp
> Full-motion video
> HDTV support
> VGA and DVI connections
> Industry-leading sound with an 8-watt Premier Sound speaker system
> Simplified controls, including adjustable focal-length zoom lens and remote > On-screen menu for easy adjustment
> Multimedia adapter to connect to DVD, VCR, camcorders
> Easy-access on-screen display buttons
> Stability foot with height adjustment

The iPAQ MP1410's features include:
> High value, entry-level SVGA (800x600 resolution)
> Small and light at 4.3 pounds, 175 cubic inches
> 800 (ANSI), 950 (Peak) lumens
> Fixed lens
> HDTV support
> Integrated video
> Optional iPAQ Multimedia Kit MMA110 with 8-watt Premier Sound speaker system and full-featured remote control with remote mouse
> Support for optional Home Theater Upgrade Kit
> Tripod mount

[PAGES 108-109] DESKTOP

CONTINUING THE EVOLUTION OF COMPUTING

With the introduction of new desktop models completing the initial lineup of Compaq Evo business PCs, and the new Access on Demand program, Compaq continues the evolution to the next generation of computing, both for how PCs are used and how they are more easily integrated into various environments.

New Evo family of desktops
The new Evo family of desktops joins the Evo Notebook, Evo Workstation, and Evo Thin Client families to complete the Evo line. Providing solutions for rapid deployment and simplified management, the Evo family of desktops offers industry-standard components that feature the latest technology, global services and support tailored for specific customer situations, and security solutions designed for corporate environments. Designed and tested for dependability in demanding networked environments, the Evo family of desktops sport innovatively designed, highly serviceable chassis.
The Evo Desktop D500 Series delivers an outstanding combination of manageability, serviceability and consistency to large businesses and global enterprises that require value in lowest total cost of ownership, maximum stability and manageability in demanding networked environments. Compaq has specifically designed the Evo Desktop D300 Series for businesses requiring value in the lowest initial purchase price, the latest mainstream technology and a basic level of stability for any level of business application, while still providing the performance you expect from Compaq PCs.
The Evo Desktop D300 Series also offers Evo Desktop D300v models featuring the absolute lowest price available for optimally configured desktop PCs.

New notebook delivers high energy
Continuing its commitment to delivering innovative and technologically advanced products, services and solutions as embodied by its Evo family of business access offerings, Compaq has introduced a notebook that provides a full business day of battery life in a sleek (.8-inch thin), two-and-a-half -pound design. With its mobile Intel Ultra Low Voltage Pentium III processor delivering the world's lowest-power PC, the Compaq Evo Notebook N200 maximizes processing prowess, providing the best combination of performance and mobility available in the mini-notebook market. Offering a choice of wired or wireless networking, the Evo Notebook N200 keeps users connected anytime, anywhere. It supports the full suite of Compaq wireless PC cards including Wi-Fi (802.11b), Ricochet and CDPD (Cellular Digital Packet Data), as well as support for future Bluetooth PC card Personal Area Network products. Unlike most mini-notebooks, the Evo Notebook N200 offers an integrated Modem/NIC combo so users can hardwire to land-based networks without filling the notebook's PC-card slot. This "legacy-free" notebook uses two USB ports in place of serial or parallel ports. The innovative Compaq Evo series of computers includes both mainstream and breakthrough offerings and consolidates all business computers-desktops, notebooks, workstations and thin clients-into a single sub-brand.

INNOVATIVE NEW PRESARIO HOME AND HOME OFFICE PRODUCTS
Compaq delivers a new value-priced PC, a Spanish-based Presario 5000T and a power-packed Presario 7000-and all are Windows XP-ready
Fully Microsoft Windows XP compatible, the latest Compaq Presario PCs emphasize productivity, security, convenience, value-and fun-for the Internet-driven home and home office.
A new Smart Credit Card Internet Keyboard enhances security for online shoppers, and new Coloreal "what you see is what you get" color-management technology assures users that a blue shirt they see on screen will be the same hue when it arrives at the door.
Compaq has also enhanced its MyMovieSTUDIO movie-making package with support for the powerful AMD Athlon processor, and added new sports games software, larger displays for Presario notebooks, low-cost printers, scanners and more.

New value-priced Presario PC

Priced at US$529, the Compaq Presario 4000 desktop provides a simple and smart route to full-featured Internet computing. Its easy out-of-the-box setup assures almost instant access to the Web. Its sleek tower design fits stylishly on or under the desk and provides tool-less access for easy installation of components for upgrades or servicing.

Spanish-based Presario
5000TResearch shows that among the six largest PC manufacturers, Compaq is the most popular brand purchased by Spanish-speaking customers. To facilitate the computing experience for these customers, Compaq introduces the new Spanish-based Presario 5000T Series Internet PCs.
Compaq makes this model available through the At Home Web site (visit: athome.compaq.com, then click on Desktops, then Presario 5000, then the Spanish link), as well as through select retailers with the "Built For You" kiosks. The new Spanish-based Presario 5000T can also be ordered through a toll-free number (800-230-5752) with automated phone menus in Spanish and bilingual sales assistance.
This new PC includes Spanish versions of Microsoft Windows Me and software, a Spanish ISP (Univision), keyboards with Spanish characters and documentation in Spanish.

Power-packed Presario 7000 with new 64MB graphics card
The Presario 7000 Series offers exceptional performance with the new 64MB Nvidia GeForce2 MX graphics card. It blazes through games and applications, providing an unprecedented visual experience with features such as transform and lighting, per-pixel shading and advanced video processing.
Select 7000 Series models feature the commanding combination of new AMD Athlon processors and fast Double Data Rate PC2100 memory-for the ultimate in power and performance.

> For more information, click on desktops when you visit: athome.compaq.com The Compaq Presario 7000 Series PC blazes through games and applications.

ACCESS ON DEMAND
The Compaq Access on Demand solution helps customers easily integrate PCs into their environments, including obtaining, configuring, receiving, deploying, managing and supporting the PCs, all while lowering total cost of ownership. Compaq is the first company to offer a consistent standard for client infrastructure, delivering packaged services that are available globally.
With Access on Demand, the customer receives a custom or prepackaged service that delivers PC lifecycle management from a single source. Customers who want to simplify their IT infrastructures can get this service when and where they need it-all at a consistent price and performance level.

[PAGE 110] DIRECTIONS

COMPAQ ENVISIONS THE FUTURE OF THE PC
Continually experimenting with ways to better meet computer users' needs through smaller form factors, more ergonomic designs and new product categories, Compaq showcases visionary PC concepts.

Just as the automotive industry uses artful "concept cars" to generate excitement before bringing a product to market, Compaq is unveiling its own line of "concept PCs."
Direct from its R&D labs, Compaq is showcasing these futuristic product ideas (such as, ultra-small desktops, energy-saving devices, and write-on screens). These concepts represent Compaq's vision of the future, demonstrating its leadership and excellence in design innovation and engineering.

Here's a sneak peek at some exciting examples:

> "Dual Worlds" This modular, mobile concept can transform itself from a notebook PC to a desktop unit complete with a flat-panel screen and wireless keyboard and mouse. Code-named "Dual Worlds," this concept eliminates the need to own a desktop PC and a monitor in addition to a notebook PC.
> "Tablet PC" The tablet concept combines the functionality of a personal computer with the capability of a digital notepad-in a thin, portfolio-sized form factor. Users get the full functionality of a PC with the added benefit of being able to write on screen and then capture the handwritten notes on the computer.
> "Slice" An ultra-small desktop/mini-tower with optional MultiBay expansion modules, the concept code-named "Slice" is environmentally friendly, thanks to its energy-saving low-voltage power requirements. It's also cost-effective because it can share expansion modules with other "Slice" units and can be upgraded by replacing only the CPU, rather than the whole unit.
In the same way they developed the revolutionary Compaq iPAQ Pocket PC, which ranks among the company's most popular products ever made, Compaq's "visioneering" team created the futuristic hybrid desktop/portable "Dual Worlds" and "Tablet PC" models in close collaboration with customers.
This same team is also responsible for the design, flexibility and innovation introduced recently with the Compaq Evo family of access products, which raise the bar for simplicity, innovation and value for business customers.
Compaq will continue to preview possible new generations of innovative access devices in the future.
> For more information, visit:
compaq.com/newsroom/presspaq/052101/visioneering.html

[PAGE 111] EVENTS

PLAN TO ATTEND
See Compaq's innovative solutions at work.

You'll find the latest solutions from Compaq and its partners-the products, services and software that comprise them-at the following symposiums, conferences, trade shows and events. The list below includes events where Compaq will have a presence as an exhibitor, sponsor or presenter. Compaq customers, partners, prospective customers, press and analysts are invited to attend and see what Compaq's innovative solutions can do.


-------------------------------------------------------------------------------------------------------------------
                                 UPCOMING EVENTS
-------------------------------------------------------------------------------------------------------------------
EVENT                                DATES                   LOCATION            MORE INFORMATION
-------------------------------------------------------------------------------------------------------------------

2001 Telecom Forum              October 21-24   Maui, Wailea Hawaii   telecom.compaq.com/telecomforum/Default.asp
------------------------------- --------------- --------------------- ---------------------------------------------
EDUCAUSE 2001                   October 28-30   Indianapolis,         educause.edu/conference/e2001/
                                                Indiana
------------------------------- --------------- --------------------- ---------------------------------------------
GBET 2001 Government,           October         Los Angeles,          gbet.com/
Business and Education          31-November 1   California
Technology Expo
------------------------------- --------------- --------------------- ---------------------------------------------
Technology & Learning           November 8-10   Atlanta, Georgia      nsba.org/T+L/about/index.htm
Conference 2001
------------------------------- --------------- --------------------- ---------------------------------------------
CIO Summit Toronto 2001         November 12-13  Toronto, Ontario      ciosummit.com
-------------------------------- --------------- --------------------- ---------------------------------------------
ASP Summit COMDEX Fall 2001     November 13-14  Las Vegas, Nevada     key3media.com/asp/index.html
------------------------------- --------------- --------------------- ---------------------------------------------
CIT 2001-Conference on          November 14-17  Minneapolis,          league.org/cit2001/index.htm
Information Technology                          Minnesota
------------------------------- --------------- --------------------- ---------------------------------------------
GTC Southeast 2001              December 4-6    Atlanta, Georgia      govtech.net/events/
------------------------------- --------------- --------------------- ---------------------------------------------
ITC 2001                        December 11-12  Hershey,              govresources.com/
                                                Pennsylvania
------------------------------- --------------- --------------------- ---------------------------------------------
Streaming Media East 2001       December 10-13  New York, NY          streamingmedia.com/east
------------------------------- --------------- --------------------- ---------------------------------------------
TCEA 2002 Texas Computer        February 4-8    Austin, Texas         tcea.org/
Education Association
------------------------------- --------------- --------------------- ---------------------------------------------
GTC Southwest 2002              February 11-15  Austin, Texas         govtech.net/events/
------------------------------- --------------- --------------------- ---------------------------------------------
HEUG 2002 PeopleSoft's Higher   March 4-7       Las Vegas, Nevada     info.uwaterloo.ca/infoat/Heug2002/index.htm
Education Users Group
------------------------------- --------------- --------------------- ---------------------------------------------
FETC 2002 Florida Educational   March 6-8       Orlando, Florida      fetc.org/
Technology Conference
------------------------------- --------------- --------------------- ---------------------------------------------
SCT Summit 2002                 March 24-27     Anaheim, California   sctcorp.com/news/educationevents.htm
------------------------------- --------------- --------------------- ---------------------------------------------
ITUG/DECUS 2002 Joint           May 11-15       Lyon, France          jointconference.org
European Conference
------------------------------- --------------- --------------------- ---------------------------------------------
GTC West 2002 Government        May 13-17       Sacramento,           govtech.net/events/
Technology Conference                           California
------------------------------- --------------- --------------------- ---------------------------------------------

PLAN TO PARTICIPATE
Attend the ITUG/DECUS 2002 Joint European Conference, Lyon, France
ITUG and the Compaq Users Organization-EMEA (Europe, Middle East, Africa), formerly DECUS Europe, are joining forces for their third annual joint educational event. The ITUG/DECUS 2002 Joint European Conference will be held from May 13-15, 2002 in Lyon, France. More than a thousand enterprise computing users, Compaq executives, product managers, product engineers and related products and services vendors are expected to attend.

The conference will feature:
> Pre-conference educational seminars (May 11-12)
> Compaq executive speakers
> Technical sessions presented by users, vendors and Compaq employees
> Special Interest Group (SIG) and Birds-of-a-Feather (BOF) sessions
> Exhibit Hall featuring products and solutions for NonStop Himalaya servers, AlphaServers, Tru64 UNIX, LINUX, OpenVMS, StorageWorks and Windows NT servers

The ITUG/DECUS 2002 Joint European Conference planning committee is looking for top-notch user presentations for this conference. We encourage you to share your Compaq system experiences by presenting a case study, migration tips or other related topics. The Call for Participation submission form,* as well as general conference information, is available at: jointconference.org

> Have questions? In Europe call 32 (2) 743 1548. In the U.S. and Canada call
(800) 845-4884 or (312) 321-6851.

* The call-for-participation deadline is November 5, 2001.
[PAGES 112-114] OFFERS/PROGRAMS

REDUCE COSTS . . . BE ON THE LEADING EDGE!
Trade in your old technology and move up! Compaq makes it easy with TradeIn 2001

In today's economy, most companies are more aware than ever of bottom line costs and the value of assets. Although performance, scalability and reliability of computer products continue to improve at breakneck speeds, some organizations try to get by with outmoded products. Without a doubt, replacing older technology with newer, state-of-the-art computer resources saves money.
If you're considering replacing your existing systems and want technology that defines performance standards, leads in market share and provides superior functionality, then take a look at Compaq's TradeIn 2001 program. It offers an affordable way to move up to the latest Compaq systems.
Continuously updated with the latest products, TradeIn 2001 offers aggressive trade-in values for your current systems,* a broad range of financing options and environmentally safe disposal of your old equipment. It makes the trade-up process quick, easy and economical.
> Ready to go? There's never been a better time to trade up. Call
888-200-5027 and reference code QRZ or visit: compaq.com/solutions/tradein

*A wide range of Compaq and non-Compaq servers and workstations are eligible for trade-in.Note: TradeIn 2001 is available in the U.S. only.

WHY UPGRADE?
> Lower cost of ownership
> Consolidate and streamline IT resources
> Increase the number of users per system
> Decrease maintenance costs with warranty restarts

Sun not shining? Qualified Sun UNIX-based servers have "extra special" trade-in values. Learn more at the TradeIn 2001 Web site.

FIGHT DOWNTIME
Lease program offers repair-and-replace option
There's no room for downtime in today's 24x7 world," notes Irv Rothman, president and chief executive officer of Compaq Financial Services (CFS). "Customers need peace of mind and the means to get up-and-running quickly if their information technology is damaged, destroyed, stolen or lost."
With that in mind, CFS has launched a repair and replacement program that helps customers keep their business up and running. Advantage Protection Plus is the most comprehensive program in the IT equipment leasing industry, helping companies safeguard their IT investments and ensuring quick access to critical data in the event of a loss or other incident.
Customers obtain Advantage Protection Plus by simply indicating they choose Advantage Protection Plus during the lease process and paying a low monthly fee of 0.2% of the total equipment cost. The program fulfills the risk coverage requirement of lease contracts under US$500,000 and has no deductible. Advantage Protection Plus covers all hardware, including non-Compaq equipment, for immediate repair or replacement. CFS sets the service process in motion after being notified of a claim. A local, authorized Compaq Service team is dispatched to repair or replace equipment. Compaq then installs, configures and tests the new or repaired system and handles critical aspects of the service effort, including equipment procurement, systems restoration and vendor relations.

FREE UPGRADE TO POCKET PC 2002
Customers who buy a Compaq iPAQ Pocket PC between September 6 and November 30, 2001, can upgrade to Microsoft's newest handheld PC operating system-Pocket PC 2002-for free.* (Owners of iPAQ Pocket PCs purchased beyond those dates can upgrade for US$29.95, plus shipping, handling and tax.)With Microsoft Pocket PC 2002, users of the most powerful and expandable Pocket PC in the industry will benefit from improved features, the most compelling handheld software for enterprise environments, and technology providing for the widest selection of wireless connectivity options in the industry. Through its built-in Flash ROM (Read-Only Memory) capability, the iPAQ Pocket PC takes advantage of the new Microsoft software in a user-friendly upgrade process. Compaq has worked with Microsoft to give iPAQ Pocket PC customers the full benefit of Pocket PC 2002 through a combination of ROM upgrade and RAM-installable applications.
This free upgrade program requires users to submit proofs of purchase. Visit compaq.com/products/handhelds/pocketpc/ for a link to information and mail-in forms. Users requesting the free upgrade will receive it on a CD in the mail. By simply installing the upgrade utility from the CD onto their host computers, they can quickly and easily load the new software onto their iPAQ Pocket PCs.

*Customer pays shipping, handling, and tax.

COMPAQ GOES FOR THE GREEN
Aset disposition services save companies money, help the environment
U.S. companies are currently retiring over 10 million PCs per year. As the pace of computer technology continues to advance, the National Safety Council estimates that more than 315 million computers will become obsolete by the year 2004. While the United States Environmental Protection Agency (EPA) ranks computers as the nation's fastest growing solid waste, only 10% are being recycled. Indeed, according to the EPA, over 24 million computers became obsolete in 1999 and only about 14% (or 3.3 million) of these were recycled or donated. The rest-more than 20 million computers-were dumped, incinerated, shipped as waste exports or put into temporary storage in attics, basements, etc., only to be discarded at a later date.
All businesses-small, medium, large and multinational-are actively searching for better disposal solutions. Complex environmental laws, limited disposal options and incomplete understanding of the true costs associated with disposal are leading businesses to make environmentally or economically unsound decisions. Put simply: businesses are putting themselves or the environment in a precarious position.
Compaq Financial Services (CFS), a wholly owned subsidiary of Compaq, has experience in managing the disposition of obsolete equipment. Taking into consideration the ever-changing regulations-and the potential liabilities to the companies that own older IT equipment-CFS developed a process that separates the equipment into commodities (steel, aluminum, glass, etc.) that can be recycled or managed via Compaq's approved hazardous materials controls. This process complies with all local, state and federal environmental standards. And because of Compaq's expertise with end-of-useful-life equipment, less than 1% ends up in a landfill or incinerator.
Just as important, CFS has expertise in remarketing older equipment that still has market value. In these cases, CFS may offer to purchase the used equipment, which can help a company migrate to current technology while eliminating disposition issues. To further facilitate the process, CFS can even arrange to pack up and ship the old equipment. And, to ensure security, CFS removes all customer identification and either wipes the hard drives or renders them inoperable.
> Find out more about CFS's Asset Recovery Services by ordering a copy of our Disposition White Paper, or to find out about the availability of preowned equipment, call 1-800-580-7370 or visit: compaq.com/financialservices/preowned.html

 PIONEERING TEST DRIVE SITE PROVES POPULAR
Try-before-you-buy. It's a simple concept-and one that has proven to be very appealing. The Compaq New Technologies Test Drive program, accessible at no cost at testdrive.compaq.com/, is the only program of its type that is open to the public with "no strings attached." At the Test Drive Web site you can remotely access a full range of Compaq servers, including the Compaq ProLiant Blazer with four 800MHz B3 stepping Intel Itanium processors. Users can also select from a number of different operating systems, including Windows 2000 and SuSe Linux!
"We have all kinds of people using this," said Dan Sparks, Test Drive director. "Users range from college students to researchers and from end users to software developers."
The Test Drive site has received over four million hits since its inception and approximately 15% of the visitors to the site have actually established accounts, becoming regular users. In addition to becoming regular users, many test drivers have also become Compaq customers! Whether you are just kicking the tires or planning a new or upgraded implementation for your company-Compaq New Technologies Test Drive is a great way to sample the goods.

HOME-COMPUTING PACKAGE TIGHTENS TIES TO CUSTOMERS, EMPLOYEES AND MEMBERS
Compaq eLife Affinity Solution enhances business relationship
Help your enterprise maximize its returns by moving your employees and customers across the digital divide-to your place in cyberspace-with the Compaq eLife Affinity Solution Program.
Your company can offer a complete Internet-ready, home computing system to its customers or employees, and their families, with the eLife Affinity Solution. This program provides a means for enterprise companies to leverage the Internet in a new way, by enhancing customer or employee relationships through online communications, interactions and transactions.
Not only does this program save communications costs with your employees or customers, it can also deliver revenue by promoting your brand and helping your company sell products.
The eLife Solution increases customer and employee loyalty. Thanks to you, they get an easy-to-deploy, affordable and risk-free home computing system-helping them and their families become more computer-literate and Internet-savvy, while enhancing their lifestyles.
Any enterprise that strives to build lifetime relationships should consider becoming a Compaq Affinity Partner, whether the relationship is business-to-employee, business-to-customer or organization-to-member. For more information, contact your Compaq Global Account Manager.

PURCHASING IN THE FAST LANE
Everyone is pitching in to help hold down costs these days, and now employees of Compaq Computer Corporation can help save money each time they spend it. How? With a bold new program called GP Online, based on Oracle E-Business Suite's Internet Procurement software that automates and streamlines spending, while improving relationships with preferred suppliers.
As a Fortune Global 100 company, Compaq continually works to improve its direct procurement of manufacturing components and materials. However, indirect spending on items such as MRO (maintenance repair and operations supplies), software and office supplies or equipment has been handled using a much less optimized process, often based on paper forms and face-to-face exchanges for management approval. To get on the right track for long-term efficiency, Compaq chose Oracle Internet Procurement after considering dozens of e-procurement offerings.
Big corporate initiatives to save money and increase efficiency are not easy to pull off successfully. But the estimated 200% ROI during the first year makes it worth the hard work. Conservative estimates put savings at $48 million in annual indirect procurement costs. Already, Compaq has seen a 50% savings in the cost of handling purchase orders by consolidating rogue suppliers and negotiating preferential pricing.
Although savings on process costs are significant, the savings that result from pricing discounts are even bigger. The approved suppliers are able to offer discounts because their systems are directly integrated into the e-procurement model, giving them long-term relationships as Compaq vendors.Oracle Consulting has handled much of the heavy lifting required to launch and tune the new system. As the initial phase of the solution rolls out across the United States, users become productive almost immediately. As a result, they will have a better experience as compared to previous systems that were time and labor intensive. The solution fits right into Compaq's strategy for business. Its Web interface, online catalogs and content management tools provide the functionality needed to be competitive in today's tough business climate. Initially launched on a single Windows NT system located in Houston, it will ultimately be deployed globally to get maximum leverage from over $6 billion in worldwide indirect purchases. Now that's what we call

[PAGES 116-119] SERVICE PROVIDERS

COMPAQ STREAMING MEDIA SOLUTIONS
Revolutionizing Internet-based rich media services
Streaming media technology is changing the face of the online experience-and opening up attractive revenue opportunities for service providers around the world. With the ability to provide audio and video content instantly to geographically dispersed users, streaming media is enabling a whole new breed of communication and entertainment applications to be delivered over the Internet.
Compaq is in the forefront of this media revolution, providing comprehensive, industry-standard streaming media solutions built on proven technology, including:
> Scalable, reliable Compaq ProLiant servers
> Compaq TaskSmart network attached storage and caching appliances
> Best-of-breed streaming media application software provided by Compaq's world-class partners
> High-performance, highly scalable storage solutions based on Compaq
StorageWorks
> Lifecycle support from Compaq Global ServicesCompaq streaming media solutions deliver the processing power needed for content encoding-and the reliability and performance levels needed to serve large numbers of IP-based users.
Service providers also reap the benefits of simplified management that work to minimize overhead and maximize the bottom line.
> Learn more: compaq.com/streamingmedia

PRIMESTREAM REACHES OUT TO SPANISH-SPEAKING AUDIENCES
Catch it on TV? No, catch it online.
With its recent worldwide Webcast of the famed Rio de Janeiro Carnival, Miami-based Primestream Media Corporation is on its way to realizing the Holy Grail of broadcast technology-bypassing satellite technology to broadcast to global audiences via Internet-based broadband and streaming-media systems powered by e-business solutions from Compaq.
"Compaq's technology is superior," stated Claudio Lisman, Primestream CEO. "Moreover, it's important to realize the company brings even more than that to the table. They are one of our key strategic partners. They make good on their promise to provide innovative products, integrated solutions, delivered globally."

Scaling to a global audience

Primestream's network infrastructure consists of 150 Compaq ProLiant
DL360, DL380 and DL580 servers, with plans to add another 600 ProLiant servers this year.
"Since we're targeting the broadband market, we needed servers with excellent performance. Compaq ProLiant servers achieve 20% greater throughput than the other systems we reviewed. Plus they work right out of the box-and continue doing so 24x7," said Lisman.
What's more, Compaq Intelligent Manageability Tools-including remote server management features-allow Primestream to achieve global reach without having to physically locate technicians around the world-and that adds up to a major cost savings.
Primestream also values the help Compaq Global Services provides to rapidly build infrastructure. "Compaq Global Services helped us design our infrastructure, and provided research facilities for consultation and greater server support," Lisman added.

Leveraging a strategic partnership
Primestream is serious about building its business rapidly to better serve an audience that includes one-half-billion Spanish-speaking people in Latin America, North America and Spain. "Our target market includes enterprises that are adopting streaming technologies for their internal communications, training and support," explained Lisman. "Compaq is helping us extend our global reach not only with its technology, but also with its marketing, financial and research capabilities-as well as its extensive partnerships and customer relationships throughout the world."

HOW IT WORKS
> 150 Compaq ProLiant servers-models DL360, DL380 and DL580-running
Microsoft Windows 2000 and Red Hat Linux operating systems, and applications including Microsoft Commerce Server 2000 and Internet Information Server
> Compaq SmartStart, Compaq Insight Manager, Remote Insight Lights-Out Edition and other remote management tools
> Compaq Global Services for design, consulting, support and leasing
> Learn more about how Primestream is delivering superior broadcasting to a global audience at:
success-stories.compaq.com/css/cgi-bin/cssextusr/s=display/i=1336

"Compaq has what we think of as an ecosystem-of customers, suppliers, distributors and partners-which we can now access. That allows us to leverage our business immensely."
--Claudio Lisman, CEO, Primestream Media Corporation

STREAMING MEDIA SOLUTIONS PAY FOR THEMSELVES
In a recent case study, PEREY Research and Consulting took an in-depth look into how e-business solutions supplier J.D. Edwards is using streaming media and a corporate information portal to improve employee productivity and provide a rapid return on investment.
What do you do when thousands of employees in dozens of globally dispersed offices need the same information, presentations and professional development? Consider building and using a corporate information portal delivering content via streaming media.
That's what e-business solutions supplier J.D. Edwards is recommending to its customers. And it's what J.D. Edwards has successfully implemented within its own organization.
J.D. Edwards' IT group has an intranet optimized to distribute compelling information in audio and video formats using streaming media.
Called the Knowledge Garden, this enterprise information portal is built using the Microsoft Windows Media streaming media platform, running on Compaq ProLiant servers.

Impressive payback
With the Knowledge Garden, J.D Edwards employees have the opportunity to watch and listen to important meetings and prerecorded informational briefings directly at their desk. On average, those using streaming media watch 20 to 30 minutes of content per week.
The benefits are accrued on several levels:
Integrating streaming media increases the impact of information, improves the retention of complex concepts and accelerates the distribution of new ideas.
In addition, in the first year, J.D. Edwards' capital investments of US$300,000 have already paid for themselves in terms of reduced out-of-pocket travel and audio conference call service charges associated with routine seminars and briefings. As the program continues to mature, the addition of other sources of savings will improve the return-on-investment analysis, as will expected increase in revenue due. By the fourth year, the internal rate of return will be 203%.
> Learn more: PEREY.COM/JDEDWARDS.ROI.PDF

SERVICE PROVIDERS YOU CAN RELY ON
Compaq's SP Certification program quickly moves forward
The burgeoning Service Provider (SP) marketplace offers its customers a wealth of e-business services, from simple hosting to providing applications over the Internet and offering sophisticated suites of managed services.
Many companies, both small and large, are seeking these innovative and enticing services and this raises new questions. How to distinguish one SP from another? How to select an SP that will provide service excellence? That is the purpose of Compaq's SP Certification program-identifying SPs that consistently deliver a premier standard of service to end customers.
The program, launched globally last June, consists of an assessment of a service provider's ability to deliver a named service in relation to industry "best practices." To qualify for certification, SPs must undergo a rigorous certification process performed by Compaq Business Critical Consultants. Certification is offered at two levels, the SP Certified level, which recognizes the quality of the IT infrastructure the SP uses to deliver a specific service, and the SP Signature Certified level, which is based on a comprehensive end-to-end assessment of all relevant IT domains and service management practices. The program entails an in-depth review of any and all services running on Compaq platforms and storage systems and it focuses on quality. It is not necessary for SPs seeking certification to purchase hardware or services from Compaq, and an annual recertification ensures service consistency and reliability. Furthermore bi-annual program reviews with participating SPs ensure ongoing evolution of the criteria required to pass certification. These compelling differentiators have led to strong interest from the SP market across the globe and many are in the process of becoming certified.
"Energis Squared, the center of excellence for IP and e-business innovation for the Energis Group, is participating in the program as it shares Compaq's passion to deliver the best in customer service," said Gregory Thorpe, innovation and development director at Energis Squared. "Customers who choose managed services from Energis can be confident that those services have undergone a rigorous assessment and that we have invested in infrastructure and management practices to deliver a reliable and quality service."

Pushing certification one step further
As part of the certification process, SPs delivering services that use Microsoft and Compaq technology can now achieve the Microsoft ASP Certification in conjunction with the Compaq SP Certification. Compaq Business Critical Consultants will guide an SP through the process for attaining Compaq SP Signature Certification and the Microsoft program for Gold Certified Partners for Hosting and Application Services. A single engagement through Compaq provides service providers the convenience of obtaining two industry-leading certifications in one review.
> Learn more at: microsoft.com/certpartner/gold/goldasp.asp
> For more information on the Compaq SP Certification program go to: compaq.com/enterprise/sp/cert.html

WHAT IT TAKES TO BE A GOOD MANAGED SERVICES PROVIDER
Data Return takes Web transaction hosting to a new standard
As the only major provider in the managed services industry to fully standardize on a Compaq-Microsoft platform, Dallas-based Data Return Corporation knows a thing or two about being a good managed services provider. But convincing a company to outsource its business-critical, transaction-intensive Web application involves a lot more than know-how. It's about earning trust too. "Managed services" refers to much more than co-location of the customer's computer equipment at Data Return data centers. In fact, Data Return procures the Compaq hardware and Microsoft software on behalf of the customer and manages the entire platform from one of its many data centers around the world.Some big names have entrusted their platforms to Data Return, including BMW North America, Texas Instruments, Radio Shack, Fossil and Microsoft.

Setting standards with Compaq
Most of Data Return's customers run Web sites with high transaction rates, so there is little room for error. To simplify the otherwise complex tasks of managing these transaction-intensive systems, Data Return decided early on to standardize on Microsoft and Compaq.
"The reason we chose Compaq is that its interoperability with Microsoft is tremendous," said Bob Prosen, chief operating officer of Data Return.
"The Compaq-Microsoft Frontline Partnership clearly makes Compaq server and storage solutions the platform of choice for Windows 2000 and Windows XP," agreed Sunny Vanderbeck, chairman and CEO of Data Return.
"Clearly, mid-sized and enterprise companies view Compaq as the leader in industry-standard servers."

Manageability is key
Thanks to management tools such as Compaq Insight Manager and SmartStart Toolkit, Data Return can deliver the reliable, dependable and available solutions its customers demand. "Compaq has the only truly manageable industry-standard platform," said Vanderbeck. "The efforts they've put forth in software development and innovative design give us the ability to provide managed services at a cost that enables us to make a profit and helps us deliver these services at a price that's reasonable to our customers."

Compaq delivers
Data Return executives are quick to share the credit for their success. "Compaq's total enterprise solution is clearly an important part of not only our growth but our customers' growth," concluded Vanderbeck. "Compaq's ability to deliver end-to-end solutions that include wireless, desktop, industry-standard servers and storage platforms-coupled with the ability to deliver services and support around the world-gives our customers a much better experience.

Managed services provider Data Return standardizes on a Compaq-Microsoft platform to provide low-cost high-performance Web infrastructures.

HOW IT WORKS
> More than 1,200 Compaq ProLiant 1850R, DL380, 1600R and 8500 servers running Microsoft Windows 2000 and Windows NT operating systems
> Compaq iPAQ Pocket PCs connecting to Data Return's proprietary Customer Service Center Web-enabled software
> Storage and management solutions, including two Compaq ESA12000 StorageWorks Fibre Channel storage arrays, Compaq Insight Manager XE, SmartStart, Carbon Copy, Remote Insight Lights-Out Edition
> Key Microsoft applications, including Microsoft SQL Server 2000, BizTalk Server 2000, Commerce Server 2000, Application Center 2000, Exchange 2000 Internet Information Server, Transaction Server and Cluster Server
> Compaq Global Services for worldwide support
> Leasing from Compaq Financial Services

"Our competitive advantage with Compaq is that Compaq is global, so we can go anywhere, anytime, to help our customers enter new markets quickly."
--Sunny Vanderbeck, Chairman and CEO, Data Return Corporation

[PAGES 120-121] PARTNERS

REDUCE IT SUPPORT COSTS DRAMATICALLY
B2E Solutions' IT Support Center maximizes employee productivity by empowering individuals with the tools they need to resolve many of their own problems, thus eliminating unnecessary help desk calls.

IT help desks are under fire as companies become increasingly reliant on technology to drive their business. Not only are these IT professionals being asked to support a steadily rising number of technology-dependent employees, but also an expanding number of new personal and mobile technologies. They are expected to provide anytime, anywhere support for all workers and to minimize workstation downtime by resolving problems faster. Help desk workers also are being challenged to provide a more satisfying support experience with fewer agents and flat (or even reduced) support budgets.

eSupport is the answer
Surprisingly, it can cost a company approximately US$30-$33 to resolve a typical tech-support call. Industry averages show that resolving the same problem via e-mail costs about $10, and only slightly more than $1 using online self-service tools. With an average of 24 call incidents per employee a year, providing employee-driven and automated services to resolve IT problems is key to reducing bottom-line costs. "It's a total win-win for the employee and employer," said Mia Shernoff, CEO of B2E Solutions. "The cost savings and significant ROI, in addition to the boost in employee satisfaction and productivity, make them attractive solutions for organizations.

"Supporting a growing trend
B2E Solutions, a Compaq and CMGI company, provides a suite of employee-centric, self-service tools that empower employees to help organizations to achieve dramatic cost-savings by minimizing employee downtime, resulting in increased workforce productivity. B2E Solutions' Support Center software is a customizable, user friendly product that easily integrates with an organization's corporate network or can be accessed via a secure B2E login site to help reduce IT help desk call volumes and optimize support for large and emerging enterprises.

> Ready to focus on the challenge of meeting increasing IT support costs and want to learn more about B2E Solutions' Support Center? Call 888-887-8074 or visit: b2esolutions.com

SURVEY MEASURES NEED FOR ESUPPORT
How much time and money is lost when IT managers are drawn into everyday computer glitches rather than focusing on larger issues such as improving the bottom line or implementing new technology? How much time do individual employees waste waiting for Level 1 IT problems to be fixed? And how smart is it to outsource help desk services-does it cost more money in the long term?

> For answers to the above, and more, review the results of B2E's survey on measuring the need for eSupport in the business community at: b2esolutions.com

ONLINE TRAINING ENHANCES COMPAQ SERVICES NETWORK
Compaq service partners gain access to free courseware
Continuing to offer new partner programs, the Compaq Services Network, a Web-based management system connecting Compaq and its authorized service partners worldwide, has enhanced its online offerings with a portfolio of Web-based training.
Available through the Compaq Learning Center Web site, this new feature offers online and downloadable training courseware to channel partners at no cost. Compaq certification courses along with product and service training courses are accessible 24x7, allowing partners to complete courseware at their convenience. A wide range of required and elective courses let partners choose what's appropriate for their business.
> Reduce training costs and associated expenses. Learn more when you log into the Compaq Services Network Website at: compaq.com/csn/

"Online training is another great function of the Compaq Services Network. This capability simplifies storage and distribution of computer-based training (CBT) courseware and enables our engineers at different sites to study the same material. This is a great learning tool to get the staff up to speed at the time and location convenient to them."
--Verne J. McNamara, Operations Manager, CorpInfo Services University

"The Compaq Services Network's computer-based training will help us to train and motivate our people while reducing our costs."
--Roger Libby, Regional Vice President, Amherst Corporate Computer Sales & Solutions

AVAILABLE NOW: SMB RESELLER RESOURCE CD
Interactive CD is an in-depth overview of Compaq offerings to the small business market, with technology tips to enhance your expertise and better serve your customers
Distributors, prime partners and tiered resellers: request your copy of the new Compaq Reseller Resource CD. Focusing on the SMB market, the content delivers the tools you need to build and support your customer base and then succeed at selling Compaq solutions.
Directed to partners' internal and external sales organizations, this educational tool is the right resource for fully explaining the depth and breadth of offerings from Compaq when approaching the SMB market.

The Compaq Reseller Resource CD:
> Helps you understand Compaq's commitment to SMB customers
> Illustrates why selling Compaq solutions gives you a competitive advantage
> Showcases product and service offerings that meet SMB needs
> Highlights solutions that help SMBs grow
> Describes all current reseller programs and includes links to reseller/partner portals
> Identifies ready-made marketing tools that help you sell

The single-source repository is customized to each country's offerings throughout the world and includes subtitles for French, Italian, German, Spanish, Chinese and Japanese. It's a collection of what you need to make smart decisions for your customers, and it will help you be successful. Plus, it makes working with Compaq easier than ever.
> To order a copy of the Compaq Reseller Resource CD, please visit the Compaq CPN site at compaq.com/cpn and order Doc# 15H2-0901A-WWEN or contact your local Compaq account representative.

RESELLERS, READ THIS . . .
Top 10 reasons to sell Compaq solutions:
Compaq lets you . . .
1. Offer innovative products at affordable prices
2. Be the first to market with the latest technology
3. Sell fully integrated, pretested, flexibly configured solutions (makes your job easier)
4. Spend less time fixing, more time selling, with technology that's better built and more reliable
5. Call one number for technical support
6. Offer products that grow with your customers' growing needs
7. Recommend financing packages that let your customers think big
8. Provide products that consistently win awards, high reviews and outstanding customer satisfaction ratings
9. Sell more by building long-term relationships with satisfied customers
10. Keep your customers smiling . . . and coming back for more

[PAGE 122] INDEX

OFFERS/PROGRAMS                            PAGE(S)

"Art of the Possible" Wireless Workshop     50
Accessibility Program                       7
Advantage Protection
Plus Lease Program                          112
Affinity Program                            92-93
Alpha Upgrades and Special Offers           86
Compaq Built for You program                10
Compaq Computing on Demand program          21
Compaq Global Services                      76, 92, 99
Compaq Reseller Resource CD                 121
Compaq Services Network- Online Training    121
DirectLink e-Newsletter                     61
Dummies Answer Network (DAN) Book           9
Education LearningPaq                       44
eLife Affinity purchase program             114
Internet Procurement program                114
iPAQ Internet Appliance offer               58
iPAQ Pocket PC upgrades                     58, 113
NonStop Himalaya 5-minute primer            100
Online Advocacy program                     14
OpenVMS & Tru64 UNIX Times newsletters      BRC
Product Bulletin/QuickSpecs                 13
Pulse Healthcare newsletter                 43
Service Provider Certification program      118
techs4schools Online program                7
Test Drive program                          114
TradeIn 2001                                112
Utilities Reference Guide                   BRC

ANALYSTS/CONSULTANTS                        PAGE(S)
Edward Jones                                81
D.H. Brown                                  88
Gartner Dataquest                           8-9, 11, 50, 57, 99, 105, 107
GIGA Information Group                      8
IDC                                         8-9, 11, 60, 105
META Group, Inc.                            99
Perey Research & Consulting                 117
Technology Business Research                60
Terry Shannon "Shannon Knows Compaq"        81
Zona Research                               81

CUSTOMER STORIES                            PAGE(S)
ABCNEWS.com                                 29
ALSTOM Energy Management and Markets        39
Anne Arundel County Public Schools          45
AOL Time Warner                             29
Australian Ballet                           28
AutoDesk                                    54
Black & Decker                              80
Blue Cross
Blue Shield of Michigan                     42
Blue Sky Studios                            27
Box King Products                           60
Children's Medical Center of Dallas         103-104
Cleveland National Park Service             57
CLP Power Hong Kong Limited                 40
CompuServe                                  29
Corning                                     81
D2 Vodaphone                                33
Data Return Corporation                     119
Dow Chemical Corporation                    25
Entel                                       33
Ericsson IT Services                        9
Florida Department of Environmental
Protection                                  37
Globix Corporation                          73
Government of Alberta                       9
Hillsborough County Public Schools          47
Hong Kong
Jockey Club                                 28
IDX Systems Corporation                     81
Intellinet                                  67
Internet Studios                            28
Latin Business Association                  60
Lockheed Martin                             9
London Stock Exchange                       80
Midwest ISO                                 39
National Travelers Life Company             103-104
Northern Alberta Institute for Technology   46
ptus Cable & Wireless                       33
Pacific Information Systems                 71
Pantellos                                   38
Parson Group                                61
Primestream Media Corporation               116-117
PurchasePro                                 90
Red Casual Diner                            57
Richardson Independent School District      21
Sears, Roebuck                              36
Starbucks                                   54
Suncor Energy, Inc.                         81
TVB.com                                     87
U.S. Postal Service                         15
U.S. Social Security Administration         37
Unedic                                      32
Venezuelan Government                       11
Walt Disney Internet Group                  13, 28-29

PARTNERS/ALLIANCES                          PAGE(S)
Adexus                                      33
Ajilon SQP Labs                             115
Altiris                                     72
Arrow/Wyle                                  BTC
Attunity                                    94, 96
Avnet Enterprise Solutions                  77, 83
B2E Solutions                               120
Baldwin, Hackett & Meeks                    99
BEA                                         95-96
BMC                                         64, BRC
Caldera InsertCap Gemini Ernest & Young     99
CCSS Corporation                            115
Checkpoint                                  22
Cisco                                       22
Colorgraphic                                56
CSA                                         115
DatApproach                                 115
Digital India                               99
Dragon NaturallySpeaking                    43
EDS                                         99
Gemini Digital                              123
HNC Financial Solutions                     36
Hungry Minds, Inc.                          9
Insignia Solutions                          56
Intel                                       5, 8, 79-83
IONA                                        94-96
J.D. Edwards                                64
JJWILD                                      9
KPMG Consulting                             99
Legato                                      64
Lodestar                                    39


Microsoft                                   5, 9, 25, 64, 74-76
M-TECH                                      115
NetCentrex                                  32
Novell, Inc.                                61
ATI                                         39
psol Integrators, Inc.                      99, 115
Oracle                                      5, 25, 64, 80, 89, 105
Parsec Group                                91
PeopleSoft, Inc.                            8
Perot Systems                               39
Presenter, Inc.                             56
Process Software                            97
Prosodie                                    32
Quest Software                              115
Red Hat                                     64, 93
Riverdeep/Edmark                            44
Rogue Wave Software                         115
Roundarch                                   99
SAIR                                        93
SAP AG                                      5, 54, 64
SAS                                         64
SBC Communications                          34
Sector 7                                    115
Siebel                                      56
Sierra Wireless                             58
Steeleye                                    64
SunGard                                     48
SuSE                                        64
TATA Consulting Services                    99
Telespree Communications                    34
TravRoute                                   57
Trend Micro                                 115
Veritas                                     64
Vicorp                                      33

TOPICS PAGE(S)
ActiveAnswers                               120
AlphaServer                                 20, 27, 29, 36, 39, 79, 81, 84-90, 92-95, 103, 105
Armada                                      107
Asia                                        8, 11, 14, 25, 28, 40, 57, 87
Awards                                      11, 15-17, 107
Benchmarks                                  10, 84, 89
Business Critical                           22-25, 29, 39, 84-85
Compaq HP Proposed Merger                   4-6
Consumer                                    36, 54
Cool Stuff/People                           9, 12, 13, 29, 49, 58, 110, BC
Deskpro                                     37, 45, 61
E-business                                  13, 22-25, 28, 37, 38, 114
Education                                   7, 15, 21, 44-47
Energy/Utilities                            38-40, BRC
Entertainment                               26-29, 87
Europe                                      7-8, 12-14, 17, 25, 57
Events/Training                             51, 111
Evo                                         52, 54, 74, 107-109
Finance                                     48, 100, 104
Government                                  7, 15, 37
Healthcare                                  7, 9, 23, 42-43,103
High Availability                           8, 20, 22, 29, 36, 75, 80-81
Himalaya                                    21, 79, 81, 98-100
Human Interest                              3, 7, 12
Intel Initiative                            78-83
iPAQ                                        10, 17, 28, 40, 43, 52-58, 60, 87, 93, 107, 110, 113, 119
IT Management                               8, 10, 64-67, 71-73, 90, 117, 119
Laptops/Notebooks                           16, 107-108, 110
Latin America                               7, 10, 11, 14, 25, 57, 60
Linux                                       7-8, 64, 68-69, 73, 79, 81, 92-93, 117
Manufacturing                               25
OpenVMS                                     9, 25, 71, 79, 81, 83, 94-96, 103
PCs                                         16, 21, 55, 73, 107-110
Presario                                    10, 16, 74, 109
ProLiant                                    8-10, 13, 15-16, 21, 28, 29, 37, 39, 40, 43, 45, 56, 60-73, 79,
                                            81, 87, 90-93, 105, 116-117, 119
Servers                                     8-10, 11, 13, 15-16, 20-21, 27-29, 36, 39, 43-45, 48, 54, 56,
                                            60-61, 63-73, 79, 81, 84-90, 92-94, 98-100, 103, 105, 116-117
Service Providers                           29, 69, 85, 116-119
Services                                    9, 13, 20-25, 37, 44-45, 50, 52, 75-76, 87, 89-90, 98-99, 112-113,
                                            116-117, 119-120
Small Medium Business                       60-61
Sponsorships                                7
Storage                                     8-9, 20-21, 37, 40, 54, 67, 69, 70, 85, 87, 88-90, 101-106, 116, 119
TaskSmart                                   66-70, 116
Telecom                                     11, 30-34,
TruCluster                                  88
UNIX                                        36, 39, 71, 79, 81, 83-84, 88-90, 92-93, 103, 113
Windows                                     7-9, 15-16, 21, 25, 37, 39, 61, 64, 72-76, 79, 81, 83, 87, 104, 106, 109, 113, 117-119
Wireless                                    8, 20, 30-34, 43, 49-58
Workstations                                37
ZLE                                         98-99

WEB INDEX
www.compaq.com www.compaq.com/Affinity
www.compaq.com/athome
www.compaq.com/communities
www.compaq.com/csn
www.compaq.com/education
www.compaq.com/enterprise
www.compaq.com/financialservices
www.compaq.com/linux
www.compaq.com/openvms
www.compaq.com/partners
www.compaq.com/partners/Microsoft
www.compaq.com/partners/Oracle
www.compaq.com/productbulletin
www.compaq.com/products
www.compaq.com/products/servers
www.compaq.com/promos
www.compaq.com/security
www.compaq.com/services
www.compaq.com/solutions/tradein
www.compaq.com/storageworks
www.compaq.com/streamingmedia
www.compaq.com/Tasksmart
www.compaq.com/wireless
www.compaq.com/zle
www.compaqbiz.com
www.compaqWorkingGroup.org
www.directplus.compaq.com
www.jointconference.org
www.opensource.compaq.com
www.success-stories.compaq.com
www.testdrive.compaq.com



---------------------------------------
KEY:
BRC       business reply card
IFC      inside front cover
BTC      before table of contents
BC       back cover
---------------------------------------


[BACK COVER]

ASK COMPAQ
Compaq.com has a fresh new look that makes it easier to find what you're looking for . . .

Interested in reading the latest news reports on Compaq? Need to know your warranty status? Want to learn about the support and service tools that improve your system's availability, capability and performance?
If you've been looking for answers to questions like these, visit compaq.com. Direct links on Compaq's home page lets customers quickly access rich information about products and solutions throughout the site.

Enhancing the customer visit
With almost 6 million visitors each week, and that many page views each day, compaq.com is one of the most visited IT destinations on the Web. One reason is the wealth of information at the site that's quick and easy to search, ensuring a good e-commerce experience.
Because Compaq is committed to making everything easier for its customers, compaq.com has been enhanced and updated with a fresh new look, a newly organized approach and quick query tools to help you navigate effectively and take you where you want to go. Streamlined navigation, fewer links, faster rendering, an enhanced search engine and more have enhanced the site's usability.

Spotlight support
For example, visit the support home page at compaq.com/support. This is your key to a broad range of helpful resources. While you're there, check out Frequently Asked Questions (FAQs) and browse for questions on any product. The basic search offers choices that help you select your search criteria and then looks through the FAQ library for the answers. Need something more detailed? Try advanced search and enter your questions in plain English for specific answers. Not sure what you want to ask? Check the list of questions that customers have asked before. Chances are you'll find what you're looking for.

More examples of what you can find at support:
> Warranty information on your products and how to extend your coverage
> Downloadable software drivers, files and utilities
> Forums and communities where users--novices to technical experts--collaborate

Compaq.com has a new way of presenting and organizing information on its Web site for: B2B-business, B2P-partner, B2C-consumer, B2E-enterprise. You'll find a refreshing way to get the information and resources you want.

> When you're looking for anything about Compaq, visit: compaq.com. You'll be glad you did.

Printed in the U.S.A. 15AP-1001A-USEN 10 01 200.00 IMC/ZKO. Copyright (c) 2001 Compaq Computer Corporation. All rights reserved. Reproduction in whole or in part in any form or medium without express written permission of inform is prohibited.

PRSRT STD
U.S. POSTAGE PAID
COMPAQ COMPUTER CORPORATION

Compaq Computer Corporation
P.O. Box 4076
Woburn, MA 01888-9693
Address Service Requested

[BRC]

POWERING THE SMART ENERGY ENTERPRISE

New brochure presents key industry challenges, opportunities and solutions.
Deregulation. Advances in telecommunications, energy distribution and information processing. The convergence of technologies and industries. All are revolutionizing the worldwide energy business.How are smart energy companies harnessing these forces to become more agile and competitive? A new 20-page guide from Compaq presents key trends, winning strategies and proven solutions.Request your copy of the Utilities Industry Reference Guide by checking the appropriate box on the inform reply card.

DON'T MISS THESE OPPORTUNITIES!
Visit Compaq's U.S. promotions Web sites for great deals on select products Compaq continuously provides limited-time special offers and promotions, available in the U.S., on a wide array of products. You'll find pricing discounts, rebates and special financing packages for desktops, servers, workstations, portables and options at the Compaq special offers and promotions Web site. Maximize the value of your purchase, and get a little something extra, when you choose the best products and services in the industry.
Check for specials and promotions at: compaq.com/promos/Also visit the StorageWorks promotions home page at: compaq.com/storage/promotions.html

BE COOL! ADVERTISE IN INFORM
Reach over 150K IT professionals with your ad in inform.
Your customers read inform to:
> Stay current on new technology
> Find out where to acquire products and services
> Take advantage of special offers
Across all industries-from small businesses to large enterprises.
To advertise your company's products or services in the U.S. edition of inform magazine, e-mail Brian Beecher at:
brianbeecher@mediaone.net or call (781) 453-9001. For additional information click on "advertising" at the bottom of the inform home page at:
compaq.com/inform

KEEP UP WITH THE TIMES...
Compaq OpenVMS Times
The electronic newsletter bringing you timely news and information about Compaq OpenVMS AlphaServer systems and beyond. To subscribe and access the Web site, point your browser to: compaq.com/openvmstimes

COMPAQ TRU64 UNIX TIMES NEWSLETTER
You're just a click away from the latest information, business and product directions on Compaq Tru64 UNIX and AlphaServer products.Sign up now for your quarterly notification subscription at:
tru64unix.compaq.com/newsletter.htmlAlso visit: compaq.com/tru64unix


CUSTOMERS TOOT THEIR HORNS
New video-CD spotlights AlphaServer and Tru64 UNIX successes

From identifying elusive pulsars and running the largest e-marketplace on the Web to operating a 16,000-member vehicle dealer network and keeping Chicago 911 on call around the clock, six diverse organizations present real-world business solutions-all based on the Tru64 UNIX and AlphaServer platform. In this six-video CD, Swinburne University, PurchasePro, NTL, ADP Dealer Services, Chicago 911 and IC3 explain how they achieve rapid, cost-effective IT paybacks with business-critical solutions from Compaq. To obtain this free CD, simply check the appropriate box on the inform reply card.

GET MORE INFORMATION!
Please send me more information on the following (check appropriate boxes):
904   [ ]   Yes, sign me up for a FREE inform subscription
905   [ ]   Please remove my name from the inform subscription list
8MM   [ ]   Compaq and Oracle:Wireless solutions for your business
8ME   [ ]   Compaq Evo Product Transition Brochure
8MB   [ ]   Access on Demand
8MF   [ ]   Compaq iPAQ Pocket PC Flyer
8MD   [ ]   Innovative Uses of Compaq iPAQ Pocket PCs
8MC   [ ]   Compaq iPAQ Microportable Projectors
8MG   [ ]   Sungard Solutions Brief
5JH   [ ]   The Complete Technology Upgrade Service
8MH   [ ]   Compaq NonStop Himalaya servers: A five-minute primer
8MJ   [ ]   Compaq ZLE Customer CD
8MK   [ ]   Compaq Security Services
8ML   [ ]   Compaq Streaming Media Solutions
8M9   [ ]   Utilities Industry Reference Guide
8N2   [ ]   Compaq Tru64 UNIX on AlphaServer System Solutions CD set

To receive membership information for these organizations, please check the appropriate boxes below:
72R   [ ]   ITUG Membership information
72Q   [ ]   DECUS Membership information
85B   [ ]   Encompass Membership Information (Formerly DECUS U.S. Chapter)

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